Ahafo Operations
Ghana
Technical Report Summary
Report current as of:
December 31, 2021
Qualified Person:
Mr. Donald Doe, RM SME.

Ahafo Operations Ghana Technical Report Summary

NOTE REGARDING FORWARD-LOOKING INFORMATION

This Technical Report Summary contains forward-looking statements within the meaning of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 (and the equivalent under Canadian securities laws), that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding Newmont’s expectation for its mines and any related development or expansions, including estimated cash flows, production, revenue, EBITDA, costs, taxes, capital, rates of return, mine plans, material mined and processed, recoveries and grade, future mineralization, future adjustments and sensitivities and other statements that are not historical facts.
Forward-looking statements address activities, events, or developments that Newmont expects or anticipates will or may occur in the future and are based on current expectations and assumptions. Although Newmont’s management believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Such assumptions, include, but are not limited to: (i) there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions; (ii) permitting, development, operations and expansion of operations and projects being consistent with current expectations and mine plans, including, without limitation, receipt of export approvals; (iii) political developments in any jurisdiction in which Newmont operates being consistent with its current expectations; (iv) certain exchange rate assumptions being approximately consistent with current levels; (v) certain price assumptions for gold, copper, silver, zinc, lead and oil; (vi) prices for key supplies being approximately consistent with current levels; and (vii) other planning assumptions.
Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, risks that estimates of mineral reserves and mineral resources are uncertain and the volume and grade of ore actually recovered may vary from our estimates, risks relating to fluctuations in metal prices; risks due to the inherently hazardous nature of mining-related activities; risks related to the jurisdictions in which we operate, uncertainties due to health and safety considerations, including COVID-19, uncertainties related to environmental considerations, including, without limitation, climate change, uncertainties relating to obtaining approvals and permits, including renewals, from governmental regulatory authorities; and uncertainties related to changes in law; as well as those factors discussed in Newmont’s filings with the U.S. Securities and Exchange Commission, including Newmont’s latest Annual Report on Form 10-K for the period ended December 31, 2021, which is available on www.newmont.com.
Newmont does not undertake any obligation to release publicly revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this document, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement. Continued reliance on “forward-looking statements” is at investors’ own risk.

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CONTENTS

1.0 EXECUTIVE SUMMARY	1-1
1.1 Introduction	1-1
1.2 Terms of Reference	1-1
1.3 Property Setting	1-1
1.4 Ownership	1-2
1.5 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	1-2
1.6 Geology and Mineralization	1-3
1.7 History and Exploration	1-3
1.8 Drilling and Sampling	1-4
1.8.1 Drilling	1-4
1.8.2 Hydrogeology	1-5
1.8.3 Geotechnical	1-5
1.8.4 Sampling and Assay	1-5
1.8.5 Quality Assurance and Quality Control	1-6
1.9 Data Verification	1-6
1.10 Metallurgical Testwork	1-7
1.11 Mineral Resource Estimation	1-7
1.11.1 Estimation Methodology	1-7
1.11.2 Mineral Resource Statement	1-8
1.11.3 Factors That May Affect the Mineral Resource Estimate	1-9
1.12 Mineral Reserve Estimation	1-9
1.12.1 Estimation Methodology	1-9
1.12.1.1 Open Pit	1-11
1.12.1.2 Underground	1-11
1.12.1.3 Stockpiles	1-11
1.12.1.4 Commodity Prices	1-11
1.12.2 Mineral Reserve Statement	1-12
1.13 Factors That May Affect the Mineral Reserve Estimate	1-12
1.14 Mining Methods	1-12
1.14.1 Open Pit	1-12
1.14.2 Underground	1-14
1.15 Recovery Methods	1-14
1.16 Infrastructure	1-15
1.17 Markets and Contracts	1-15
1.18 Environmental, Permitting and Social Considerations	1-16
1.18.1 Environmental Studies and Monitoring	1-16
1.18.2 Closure and Reclamation Considerations	1-16
1.18.3 Permitting	1-17
1.18.4 Social Considerations, Plans, Negotiations and Agreements	1-17
1.19 Capital Cost Estimates	1-17

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1.20 Operating Cost Estimates	1-18
1.21 Economic Analysis	1-18
1.21.1 Economic Analysis	1-18
1.21.2 Sensitivity Analysis	1-19
1.22 Risks and Opportunities	1-19
1.22.1 Risks	1-19
1.22.2 Opportunities	1-21
1.23 Conclusions	1-21
1.24 Recommendations	1-21
2.0 INTRODUCTION	2-1
2.1 Registrant	2-1
2.2 Terms of Reference	2-1
2.2.1 Report Purpose	2-1
2.2.2 Terms of Reference	2-1
2.3 Qualified Persons	2-3
2.4 Site Visits and Scope of Personal Inspection	2-3
2.5 Report Date	2-4
2.6 Information Sources and References	2-4
2.7 Previous Technical Report Summaries	2-4
3.0 PROPERTY DESCRIPTION	3-1
3.1 Introduction	3-1
3.2 Property and Title in Ghana	3-1
3.2.1 Mineral Title	3-1
3.2.2 Surface Rights	3-1
3.2.3 Royalties	3-3
3.3 Ownership	3-3
3.3.1 Ownership History	3-3
3.3.2 Current Ownership	3-3
3.4 Mineral Title	3-4
3.5 Surface Rights	3-4
3.6 Water Rights	3-7
3.7 Forest Reserves	3-7
3.8 Agreements	3-7
3.8.1 Investment Agreement	3-7
3.8.2 Government of Ghana Free-Carried Interest	3-8
3.9 Royalties	3-8
3.10 Encumbrances	3-8
3.11 Permitting	3-8
3.12 Significant Factors and Risks That May Affect Access, Title or Work Programs	3-9

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4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	4-1
4.1 Physiography	4-1
4.2 Accessibility	4-1
4.3 Climate	4-1
4.4 Infrastructure	4-1
5.0 HISTORY	5-1
6.0 GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT	6-1
6.1 Deposit Type	6-1
6.2 Regional Geology	6-2
6.3 Local Geology	6-2
6.4 Property Geology	6-2
6.4.1 Apensu	6-2
6.4.2 Awonsu	6-7
6.4.3 Subika	6-10
7.0 EXPLORATION	7-1
7.1 Exploration	7-1
7.1.1 Grids and Surveys	7-1
7.1.2 Geological Mapping	7-1
7.1.3 Geochemistry	7-1
7.1.4 Geophysics	7-6
7.1.4.1 Airborne Geophysics	7-6
7.1.4.2 Ground Geophysics	7-6
7.1.5 Petrology, Mineralogy, and Research Studies	7-6
7.1.6 Qualified Person’s Interpretation of the Exploration Information	7-10
7.1.7 Exploration Potential	7-10
7.2 Drilling	7-10
7.2.1 Overview	7-10
7.2.1.1 Drilling on Property	7-10
7.2.1.2 Drilling Excluded For Estimation Purposes	7-14
7.2.2 Drill Methods	7-14
7.2.3 Logging	7-14
7.2.4 Recovery	7-15
7.2.5 Collar Surveys	7-15
7.2.6 Down Hole Surveys	7-15
7.2.7 Grade Control	7-15
7.2.8 Comment on Material Results and Interpretation	7-15
7.3 Hydrogeology	7-16
7.3.1 Sampling Methods and Laboratory Determinations	7-16
7.3.2 Groundwater Models	7-17

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7.3.3 Water Balance	7-17
7.3.4 Comment on Results	7-18
7.4 Geotechnical	7-18
7.4.1 Sampling Methods and Laboratory Determinations	7-18
7.4.2 Comment on Results	7-19
8.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	8-1
8.1 Sampling Methods	8-1
8.2 Sample Security Methods	8-1
8.3 Density Determinations	8-1
8.4 Analytical and Test Laboratories	8-2
8.5 Sample Preparation	8-2
8.6 Analysis	8-2
8.7 Quality Assurance and Quality Control	8-3
8.8 Database	8-3
8.9 Qualified Person’s Opinion on Sample Preparation, Security, and Analytical Procedures	8-4
9.0 DATA VERIFICATION	9-1
9.1 Internal Data Verification	9-1
9.1.1 Data Validation	9-1
9.1.2 Reviews and Audits	9-1
9.1.3 Mineral Resource and Mineral Reserve Estimates	9-2
9.1.4 Reconciliation	9-2
9.1.5 Subject Matter Expert Reviews	9-2
9.2 External Data Verification	9-2
9.3 Data Verification by Qualified Person	9-3
9.4 Qualified Person’s Opinion on Data Adequacy	9-3
10.0 MINERAL PROCESSING AND METALLURGICAL TESTING	10-1
10.1 Introduction	10-1
10.2 Test Laboratories	10-1
10.3 Metallurgical Testwork	10-1
10.4 Recovery Estimates	10-2
10.5 Metallurgical Variability	10-2
10.6 Deleterious Elements	10-2
10.7 Qualified Person’s Opinion on Data Adequacy	10-3
11.0 MINERAL RESOURCE ESTIMATES	11-1
11.1 Introduction	11-1
11.2 Exploratory Data Analysis	11-2
11.3 Density Assignment	11-2
11.4 Grade Capping/Outlier Restrictions	11-2
11.5 Composites	11-2

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11.6 Variography	11-2
11.7 Estimation/interpolation Methods	11-3
11.8 Validation	11-3
11.9 Confidence Classification of Mineral Resource Estimate	11-4
11.9.1 Mineral Resource Confidence Classification	11-4
11.9.2 Uncertainties Considered During Confidence Classification	11-4
11.10 Reasonable Prospects of Economic Extraction	11-5
11.10.1 Input Assumptions	11-5
11.10.2 Commodity Price	11-5
11.10.3 Cut-off	11-5
11.10.4 QP Statement	11-5
11.11 Mineral Resource Statement	11-7
11.12 Uncertainties (Factors) That May Affect the Mineral Resource Estimate	11-10
12.0 MINERAL RESERVE ESTIMATES	12-1
12.1 Introduction	12-1
12.2 Open Pit Estimates	12-1
12.2.1 Pit Optimization	12-1
12.2.2 Optimization Inputs	12-2
12.2.3 Ore Loss and Dilution	12-2
12.3 Underground Estimates	12-3
12.3.1 Mining Zones	12-3
12.3.2 Stope Designs	12-3
12.3.3 Ore Loss and Dilution	12-4
12.4 Stockpiles	12-4
12.5 Commodity Prices	12-5
12.6 Mineral Reserve Statement	12-5
12.7 Uncertainties (Factors) That May Affect the Mineral Reserve Estimate	12-5
13.0 MINING METHODS	13-1
13.1 Introduction	13-1
13.2 Open Pit	13-1
13.2.1 Geotechnical Considerations	13-1
13.2.2 Hydrogeological Considerations	13-1
13.2.3 Operations	13-1
13.2.4 Blasting and Explosives	13-2
13.2.5 Grade Control	13-3
13.2.6 Production Schedule	13-3
13.2.7 Equipment	13-3
13.2.8 Personnel	13-3
13.3 Underground	13-3
13.3.1 Geotechnical Considerations	13-3

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13.3.2 Hydrogeological Considerations	13-4
13.3.3 Operations	13-4
13.3.4 Ventilation	13-6
13.3.5 Blasting and Explosives	13-7
13.3.6 Ore Control	13-7
13.3.7 Production Schedule	13-7
13.3.8 Equipment	13-7
13.3.9 Personnel	13-7
14.0 RECOVERY METHODS	14-1
14.1 Process Method Selection	14-1
14.2 Process Plant	14-1
14.2.1 Plant Design	14-1
14.2.2 Equipment Sizing	14-3
14.3 Power and Consumables	14-3
14.4 Personnel	14-3
15.0 INFRASTRUCTURE	15-1
15.1 Introduction	15-1
15.2 Roads and Logistics	15-1
15.3 Stockpiles	15-1
15.4 Waste Rock Storage Facilities	15-2
15.5 Tailings Storage Facilities	15-2
15.6 Water Management Structures	15-2
15.7 Water Supply	15-3
15.8 Camps and Accommodation	15-3
15.9 Power and Electrical	15-3
16.0 MARKET STUDIES AND CONTRACTS	16-1
16.1 Markets	16-1
16.2 Commodity Price Forecasts	16-1
16.3 Contracts	16-1
17.0 ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	17-1
17.1 Introduction	17-1
17.2 Baseline and Supporting Studies	17-1
17.3 Environmental Considerations/Monitoring Programs	17-1
17.4 Closure and Reclamation Considerations	17-1
17.5 Permitting	17-2
17.6 Social Considerations, Plans, Negotiations and Agreements	17-2
17.7 Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues	17-3
18.0 CAPITAL AND OPERATING COSTS	18-1
18.1 Introduction	18-1

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18.2 Capital Cost Estimates	18-1
18.3 Operating Cost Estimates	18-1
19.0 ECONOMIC ANALYSIS	19-1
19.1 Methodology Used	19-1
19.2 Financial Model Parameters	19-1
19.3 Sensitivity Analysis	19-1
20.0 ADJACENT PROPERTIES	20-1
21.0 OTHER RELEVANT DATA AND INFORMATION	21-1
22.0 INTERPRETATION AND CONCLUSIONS	22-1
22.1 Introduction	22-1
22.2 Property Setting	22-1
22.3 Ownership	22-1
22.4 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements	22-1
22.5 Geology and Mineralization	22-2
22.6 History	22-2
22.7 Exploration, Drilling, and Sampling	22-2
22.8 Data Verification	22-3
22.9 Metallurgical Testwork	22-3
22.10 Mineral Resource Estimates	22-4
22.11 Mineral Reserve Estimates	22-4
22.12 Mining Methods	22-5
22.13 Recovery Methods	22-5
22.14 Infrastructure	22-5
22.15 Market Studies	22-6
22.16 Environmental, Permitting and Social Considerations	22-7
22.17 Capital Cost Estimates	22-7
22.18 Operating Cost Estimates	22-8
22.19 Economic Analysis	22-8
22.20 Risks and Opportunities	22-8
22.20.1 Risks	22-8
22.20.2 Opportunities	22-9
22.21 Conclusions	22-9
23.0 RECOMMENDATIONS	23-1
24.0 REFERENCES	24-1
24.1 Bibliography	24-1
24.2 Abbreviations and Symbols	24-4
24.3 Glossary of Terms	24-5
25.0 RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	25-1
25.1 Introduction	25-1
25.2 Macroeconomic Trends	25-1

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25.3 Markets	25-1
25.4 Legal Matters	25-1
25.5 Environmental Matters	25-2
25.6 Stakeholder Accommodations	25-2
25.7 Governmental Factors	25-2
TABLES

Table 1-1: Measured and Indicated Mineral Resource Statement	1-10
Table 1-2: Inferred Mineral Resource Statement	1-10
Table 1-3: Proven and Probable Mineral Reserve Statement	1-13
Table 1-4: Capital Cost Estimate	1-18
Table 1-5: Operating Cost Estimate	1-18
Table 1-6: Cashflow Summary Table	1-20
Table 3-1: Types of Mineral Rights	3-2
Table 3-2: Mineral Tenure Summary Table	3-7
Table 5-1: Exploration and Development History Summary Table	5-1
Table 7-1: Geophysical Surveys	7-7
Table 7-2: Drill Summary Table	7-11
Table 7-3: Drilling Supporting Mineral Resource Estimation	7-11
Table 8-1: Sample Preparation Procedures	8-3
Table 9-1: External Data Verification	9-3
Table 10-1: Ahafo Recovery Estimates	10-3
Table 11-1: Input Parameters, Open Pits	11-6
Table 11-2: Input Parameters, Underground	11-7
Table 11-3: Measured and Indicated Mineral Resource Statement	11-8
Table 11-4: Inferred Mineral Resource Statement	11-9
Table 12-1: Input Parameters, Open Pits	12-3
Table 12-2: Design Parameters, Subika Underground	12-4
Table 12-3: Input Parameters, Subika Underground	12-5
Table 12-4: Proven and Probable Mineral Reserve Statement	12-6
Table 13-1: Combined Open Pit and Underground Production Schedule	13-3
Table 13-2: Equipment List	13-4
Table 13-3: Mining Methods	13-4
Table 13-4: Equipment Requirements, Underground	13-8
Table 14-1: Design Criteria	14-4
Table 14-2: Plant Equipment	14-5
Table 18-1: Capital Cost Estimate	18-1
Table 18-2: Operating Cost Estimate	18-1
Table 19-1: Cashflow Summary Table	19-2
Table 19-2: Annualized Cashflow (2022–2036)	19-3

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FIGURES

Figure 1-1: NPV Sensitivity	1-21
Figure 2-1: Project Location Plan	2-2
Figure 2-2: Mining Operations Layout Plan	2-3
Figure 3-1: Ahafo District Mineral Tenure Map	3-5
Figure 3-2: Ahafo Operations Mineral Licenses Map	3-6
Figure 6-1: Project Geology	6-3
Figure 6-2: Stratigraphic Column	6-4
Figure 6-3: Drill Section, Apensu Main and Apensu Deeps	6-8
Figure 6-4: Drill Section, Apensu Deeps	6-9
Figure 6-5: Cross-Section, Awonsu	6-11
Figure 6-6: Cross-Section, Subika	6-13
Figure 7-1: Pit Mapping	7-2
Figure 7-2: Stream Sediment Sample Location Map	7-3
Figure 7-3: Soil Sample Location Map	7-4
Figure 7-4: Deep-Sensing Geochemical Sample Location Plan	7-5
Figure 7-5: Airborne Geophysical Survey Location Plan	7-8
Figure 7-6: Ground Geophysical Survey Location Plan	7-9
Figure 7-7: Drill Collar Location Plan (Core and RC)	7-12
Figure 7-8: Drill Collar Location Map (Aircore)	7-13
Figure 13-1: Final Pit Layout Plan	13-2
Figure 13-2: Example Level Layout Schematic by Mining Method	13-5
Figure 13-3: Final Underground Mine Layout Plan	13-8
Figure 14-1: Process Flowsheet	14-2
Figure 19-1: NPV Sensitivity	19-4

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Ahafo Operations Ghana Technical Report Summary

1.0    EXECUTIVE SUMMARY
1.1    Introduction
This technical report summary (the Report) was prepared for Newmont Corporation (Newmont) on the Ahafo Operations (Ahafo Operations or the Project) located in the Republic of Ghana (Ghana).
Newmont has three subsidiaries registered under the laws of Ghana: Newmont Ghana Gold Ltd. (NGGL), Newmont Golden Ridge Ltd. (NGRL) and Moydow Limited (Moydow). For the purposes of this Report, the name Newmont is used interchangeably for the subsidiary and parent companies.
1.2    Terms of Reference
The Report was prepared to be attached as an exhibit to support mineral property disclosure, including mineral resource and mineral reserve estimates, for the Ahafo Operations in Newmont’s Form 10-K for the year ending December 31, 2021.
Mineral resources are reported for Apensu, Awonsu and Subika open pits, and Subika and Apensu underground. Mineral reserves are reported for Subika and Awonsu open pits and Subika underground. Mineral reserves are also estimated for material in stockpiles.
Unless otherwise indicated, all financial values are reported in United States dollars (US$). Unless otherwise indicated, the metric system is used in this Report. Mineral resources and mineral reserves are reported using the definitions in Regulation S–K 1300 (SK1300), under Item 1300. The Report uses US English. The Report contains forward-looking information; refer to the note regarding forward-looking information at the front of the Report.
1.3    Property Setting
The Ahafo Operations are located in western Ghana near the towns of Kenyasi and Ntotroso in the Ahafo Region, about 290 km northwest of Accra. The operations are 107 km northwest of Kumasi, and 40 km south of the regional capital of Sunyani. Road access to the Ahafo Operations is via Route 6, an asphalt-paved road from Accra to the Tepa Junction via Kumasi in the direction of Sunyani. From Tepa Junction, an asphalt-paved road leads west for 39 km to Hwidiem. A paved road then leads northwest for 8 km to the town of Kenyasi. Sunyani is a major regional center and is the source of supplies and fuel. Workers live in the surrounding communities.
The Project area falls within the wet semi-equatorial climatic zone of Ghana. The Ahafo Operations are conducted year-round.
The local topography comprises low rounded hills with elevations ranging from 110–540 masl. Two streams, the Subri and the Awonsu, drain from the Project area to the Tano River.
The Project shares a boundary with the Bosumkese Forest Reserve, and the Amoma Shelterbelt Forest Reserve bisects the Ahafo mining lease.

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1.4    Ownership
The Project is held through Newmont Ghana Gold Ltd., an indirectly-wholly owned Newmont subsidiary.
1.5    Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements
The Ahafo mining lease is separated into two areas, where Ahafo South is in Area A, and Ahafo North in Area B. Ahafo North is planned to be developed as a stand-alone operation and is not included in this Report.
Newmont currently holds three mining licenses, and nine prospecting licenses that in total cover an area of approximately 952 km2. The mining leases are current until 2031 and can be renewed by negotiation. The total area held under mining licenses is approximately 549 km2. The current mine take area is approximately 54 km2, and represents the area that has been fully compensated. Approximately 44 km2 has not been fully compensated (e.g., payment would be necessary to move people from their land).
The prospecting licenses are valid and are in good standing. The total area covered by prospecting licenses is about 403 km2.
Under Ghanaian law, only mining leases and prospecting licenses require surveys; reconnaissance license types are delineated by latitude/longitude co-ordinates. All of the Ahafo mining leases were surveyed by Newmont staff.
A number of payments are required to keep the licenses/leases in good standing, and include an annual rental that is payable by January of each year, and annual prospecting and mining permit payments, which are payable by January of each year. All required payments have been made as they fall due.
Newmont was granted a Plan of Operations (PoO) for the Ahafo Operations, and may use whatever land is necessary for its operations, but must respect the surface rights of other land users in relation to access and loss of crops, timber, or structures. Extensive title searches were conducted over the mining lease areas and no titles exist that would categorically exclude Newmont’s operations on the Project lands. Newmont’s indenture for surface lands will run concurrently with the life of the operations, but will extend for no more than 50 years.
Newmont holds permits to allow abstraction of groundwater, surface water, and water from the Tano River and discharge of water from its water storage facility.
The Government of Ghana has a 10% free-carried, fixed, non-equity, interest in the Ahafo Operations. Newmont pays the Government of Ghana a ninth of the dividend declared to Newmont shareholders. Since December 2015, Newmont has been obligated to pay 0.6% of the operational revenue if the gold price averages US$1,300/oz or higher, as an advance dividend against the one-ninth share.
A Revised Investment Agreement (the Agreement) between Newmont and the Government of Ghana defines and fixes, in specific terms, the effective corporate tax and royalty burden the Project will carry during operations. The Agreement establishes a fixed fiscal and legal regime, including sliding-scale royalty and tax rates for the duration of the Agreement’s stability period.

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Under the Agreement stability period, which now extends until the end of 2025, the tax rate will remain at 32.5%. After the cessation of the stability period, the tax rate will increase to 35%. During the stability period, Newmont will pay gross royalties on gold doré production in accordance with a sliding scale of 3–5%, tied to the gold price. After the Agreement ends, the royalty rate will be fixed at 5%.
A net smelter return (NSR) royalty of 2.0% is payable on all ounces produced from the Rank (formerly Ntotroso) concession. The royalty is paid to Franco-Nevada Corporation (Franco-Nevada), which acquired the royalty for US$58 M in November 2009. The majority of the Subika deposit, the northern portion of the Awonsu deposit, and the southern tip of the Amoma deposit fall within the Rank mining lease boundary.
An additional 0.6% is payable as a special fee for gold doré production from designated Forest Reserves.
1.6    Geology and Mineralization
The deposits that comprise the Ahafo Operations are considered to be examples of orogenic gold deposits.
Mineralization is developed in a Birimian succession that includes the Paleoproterozoic volcano–sedimentary Sefwi Belt, the Sunyani Basin and the Kumasi Basin. Three granite successions have intruded the Birimian rocks, including Cape Coast granitoids, Dixcove-type granitoids, and post-Tarkwaian granitoids.
Dixcove suite or “belt-type” granitoid rocks intrude the contact and are common in the metavolcanic rocks that form more or less elongate bodies parallel to the regional strike. Regional structure is controlled by the Kenyasi Thrust Fault; a northeast- to southwest-trending regional thrust fault that separates the Sefwi Belt from the Sunyani Basin. Mineralization consists of vein-style gold deposits, hosted in shear zones associated with the Kenyasi Thrust Fault.
Two distinct deposit styles are recognized within the Ahafo Operations. Kenyasi-style deposits, comprising Apensu, Awonsu, and Amoma, are associated with the Kenyasi Thrust Fault, along a sheared thrust contact between Dixcove Suite granitoids and footwall volcano-sedimentary units. Subika-style mineralization comprises gold that is entirely hosted in Dixcove granitoids, in the hanging wall of the Kenyasi Thrust Fault. To date, the only recognized deposit of the style is Subika.
Gold typically occurs as native gold, associated with pyrite. Alteration associated with the deposits includes silicification, albitization, pyritization, and carbonation.
1.7    History and Exploration
Exploration prior to Newmont’s Project interest was conducted by Normandy Mining Ltd. and associated companies. Work completed included geochemical sampling (sediment and soil), geological mapping, prospect evaluation and drilling, and mining studies.
Since Project acquisition in early 2002, Newmont has completed exploration drilling, collection of deep-sensing geochemical samples, airborne and ground geophysical surveys, environmental, geotechnical, mining and metallurgical studies. Open pit mining commenced in

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2006. A permitted underground trial mining program was conducted at Subika from 2012–2013, and commercial production from Subika underground was achieved in November 2018.
The Project area remains prospective. Within the immediate mining area, exploration potential includes the following:
•Subika: testing for extensions of the mineralization to the northeast, and down plunge of the currently-defined limits of the deposit;
•Apensu: drill testing of the northern strike and plunge extensions to the Apensu North mineralized shoot and Gap area depth potential.
•Subika–Apensu: potential mineralization along the deep linking structures between Subika Underground and Apensu Deeps;
•Awonsu: potential mineralization extents below the existing pit.
Near-mine exploration is planned to include:
•Evaluating structurally-favorable zones and potential repetitions along and down-plunge of the Kenyasi Thrust between the Apensu South and Awonsu deposits;
•Testing down plunge depth extensions to Subika;
•Amoma: potential for mineralization extensions below the existing pit;
•Drill testing of Subika structures and adjacent parallel fault trends defined by aeromagnetic, gradient array resistivity, 3D gravity models, geochemical datasets, and projections of the important, secondary, shallow-angle, low permeability faults which focus mineralization;
Drill testing previously identified geochemical and geophysical anomalies where these are potentially within trucking distance of the Ahafo process plant.
1.8    Drilling and Sampling
1.8.1    Drilling
A total of 12,902 drill holes (approximately 1.8 Mm) was completed within the Ahafo Operations area to December 31, 2021, including 4,792 core holes (1,321,915 m), 3,597 reverse circulation (RC) holes drill holes (234,566 m), 1,475 RC pre-collar/core tail holes (207,837 m), and 1,154 aircore drill holes (34,393 m).
Geological logging varies between drill types, but typically includes lithologies, alteration, sulfide content, oxidation states and presence of water. Core hole logging also records significant contacts, fractures, veins, and faults, core recovery and rock quality designation (RQD).
Except for the first few meters of individual RC holes, where recovery is typically in the 20–40% range, recovery is generally about 95–98%. Core recovery is normally 100% except for very rare times when drilling encounters fault and graphitic shear zones.
Drill collar locations have been recorded by surveyors using a number of methods, including optical instruments, or digital global positioning system (GPS) equipment. Downhole survey instrumentation included Welnav cameras, multi-shot Sperry-sun and Reflex single-shot and multi-shot downhole survey instruments. Depending on the drill type and program date, data were collected at 10–12 m depth, followed by surveys on 30 m intervals.

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Grade control drilling employs blast hole rigs on an approximate 4 m x 4.5 m spacing in both ore and waste zones. Blastholes are sampled by cutting a trench across the thickest portion of the cuttings pile and collecting the sample from the trench. Approximately 7 kg of sample is taken from one side of the trenched walls through the blast hole cuttings. If a duplicate sample is required from the blasthole, it is taken from the opposite wall of the trench.
1.8.2    Hydrogeology
Water quality monitoring done on site is based on a monitoring plan developed to guide ongoing sampling and analysis of process fluid including groundwater and surface water collected in conjunction with Newmont’s water resources monitoring program to meet operational needs and environmental protection requirements.
A groundwater model was developed in 2016 by Golder Associates, Africa, for the Ahafo Operations, primarily to support the open pit mines and the planned Subika underground mine. Evaluations of the potential to also underground mine adjacent to the Apensu open pit required updates to the groundwater model.
To the Report date, the hydrogeological data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active pits and the Subika underground mine.
1.8.3    Geotechnical
The following general information are collected for geotechnical assessment of both open pit and underground excavations:
•Rockmass classification and characterization data to estimate the rock quality;
•Structural data to determine potential structural-controlled failures;
•Damage mapping data to determine stress-related failures.
A fall-of-ground register is maintained for all rock events, which provides brief summary of sequence and nature of the rock event.
Run-of-mine (ROM) waste rock is used as fill material in the underground excavations. The suitability of the fill material is determined via the mechanical properties of the rock and fragmentation analysis to define material granularity and appropriateness.
The geological hard rock setting at the Ahafo Operations is well understood and displays consistency in the various open pits located on site. Additional testing continues to confirm the consistency of material strengths and parameters.
1.8.4    Sampling and Assay
RC samples are generally taken on 1 m intervals down hole. Core sample lengths vary from 0.2–1.5 m, with sample intervals chosen based on the geologic features of the rock including alteration.
Density (specific gravity) determinations were typically performed using water displacement methods.

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Independent primary laboratories used for sample preparation and analysis included Transworld Laboratories in Tarkwa, Ghana, SGS Laboratories in Bibiani/Tarkwa, Ghana (SGS), ALS Chemex in Kumasi, Ghana, ALS Chemex in Vancouver, Canada, ALS Chemex in Johannesburg, South Africa (collectively ALS), and UltraTrace Laboratory Pty Ltd in Perth, Western Australia (UltraTrace). SGS was the primary laboratory for all drill programs for the period June 2003 to 2010, and ALS has been the primary laboratory since. Both SGS and ALS are independent laboratory groups that operate globally, and the SGS/ALS laboratories used for the Project are accredited to ISO/IEC17025 for selected sample preparation and analytical techniques.
The on-site mine laboratory, SGS Ahafo, is used to prepare and analyze grade control, and metallurgical samples. It is also used as the sample preparation and analysis facility for exploration/development drill holes; there is a separate sample preparation site that has dedicated equipment and is only used to process exploration samples. The on-site mine laboratory holds ISO/IEC17025 accreditation.
Sample preparation procedures varied by sample type. Soil, rock chip, pit, aircore, and RC samples were crushed to either a nominal 90% passing -2 mm size fraction or a nominal 90% passing -3 mm size fraction. All samples were pulverized to a nominal 90% passing -75 µm. Core samples were crushed to a nominal 90% passing -2 mm size fraction, then pulverized to a nominal 95% passing 75 µm. Analytical methods employed included inductively-coupled plasma mass spectrometry (ICP-MS), atomic absorption spectrometry (AAS), and fire assay with an AAS finish.
1.8.5    Quality Assurance and Quality Control
Newmont has considerably modified the quality assurance and quality control (QA/QC) program at Ahafo from that used prior to 2004. Newmont maintains a QA/QC program for the Ahafo Operations. This includes regular submissions of blank, duplicate and standard reference materials (standards) in samples sent for analysis. Results are regularly monitored. Data for all three duplicate types indicates that the data are acceptably precise at both primary laboratories.
1.9    Data Verification
Newmont personnel regularly visit the laboratories that process Newmont samples to inspect sample preparation and analytical procedures.
The database that supports mineral resource and mineral reserve estimates is checked using electronic data scripts and triggers. Newmont also conducted a number of internal data verification programs since obtaining its Project interest. Newmont also conducts internal audits, termed Reserve and Resource Review (3R) audits, of all its operations. The most recent Ahafo Operations 3R audits were conducted in 2012, 2014, 2016, 2018, and 2020. Earlier audits, known as Five Star reviews, were undertaken in 2005 and 2006. The 2020 3R audit found that the Ahafo Operations were generally adhering to Newmont’s internal standards and guidelines with respect to the estimation of mineral resources and mineral reserves.
Data verification was performed by external consultants in support of mine development and operations. No material issues were identified in the reviews.

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The QP receives and reviews monthly reconciliation reports from the mine site. These reports include the industry standard reconciliation factors for tonnage, grade and metal. Through the review of these reconciliation factors the QP is able to ascertain the quality and accuracy of the data and its suitability for use in the assumptions underlying the mineral resource and mineral reserve estimates.
1.10    Metallurgical Testwork
Metallurgical testwork was conducted at Newmont Metallurgical Services and Hazen Research under the direction of Newmont personnel. An earlier phase of testwork in 2000 was completed under the direction of and interpreted by Lycopodium Pty Ltd.
Samples selected for metallurgical testing during feasibility and development studies were representative of the various styles of mineralization within the different deposits. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken and tests were performed using sufficient sample mass for the respective tests undertaken. Each year, samples are selected to represent the next three years of production in mine-to-mill testing, to ensure there sufficient current testwork to support knowledge of the mill feed materials, and support process assumptions. Samples are currently selected for every 300,000 t of ore to be processed, using a grade/tonnage table, and used in mine-to-mill testing.
Work completed included mineralogy, Bond, rod and ball mill work indices, abrasion indices and JKTech drop weight comminution parameters, grind size assessments, heap leaching, gravity concentration, cyanide leaching, reagent consumption, determination of thickening and slurry pumping characteristics, tailings geochemistry, and rheology tests.
The feed to the plant is currently both primary and oxide ore. Based on the life of mine plan, it is expected that the remaining 202 kt of stockpiled oxide ore will be processed in 2022. Average throughput projection is 9.5Mt per annum from 2022 to the end of mine life.
Recovery models were derived at a grind size of P80 106 µm, based on actual testwork conducted at current plant conditions, for the various deposits. These equations were used to determine the block by block recovery and the individual blocks recoveries were coded into the model for floating cones. Depending on the deposit recoveries over the life-of-mine (LOM) range from 81–94%. Stockpiled material is tracked by pit source and is assigned the same metallurgical recovery as the deposit it is sourced from.
The Ahafo ores are clean ores containing low levels of problematic elements. No appreciable levels of rich-solution-robbing materials are present in the ores. The ores contain low sulfide sulfur, and low concentrations of primary cyanide consumers (copper, nickel and zinc), which suggest that cyanide consumption may increase.
1.11    Mineral Resource Estimation
1.11.1    Estimation Methodology
Database closeout dates varied by deposit. Geological models were constructed using Vulcan geological modeling software. Block models were built with cell dimensions that were appropriate to the deposit style, orientation and dimensions of the mineralization. Exploratory data analysis made use of tools such as descriptive statistics, histograms, cumulative probability

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plots, box plots, and contact analysis of raw assays to guide the construction of the block model and the development of estimation plans. Specific gravity values were assigned to the block model based on oxidation surfaces. Grade caps were determined from raw assay or composite statistics for each geology domain. Composite lengths vary by deposit, and range from 2–8 m. Spatial variability of the gold grades was examined using correlograms and/or variograms.
All deposits were estimated using ordinary kriging (OK) interpolation methods. Grade estimations were selective by mineralization domains in most cases and restricted within a +0.2 g/t Au grade shell for open pit models and +2.0 g/t Au for underground models. The underground models (Subika underground and Apensu Deeps) were constrained within their mineralized shapes. Depending on the deposit, the minimum and maximum numbers of samples that were required to estimate a block (by domain) ranged from one to 30. Based on the relationships observed in the different variogram ranges, octant restrictions were implemented. Sample searches were tailored in such a manner that three to four drill holes were included along the strike of the ellipsoid, two to three drill holes were included perpendicular to strike and one to two composites were selected in the cross-plane direction. The high yield method was employed during the Subika open pit update to avoid including high-grade samples when estimating distant blocks.
Validation used Newmont-standard methods, including a combination of visual checks, swath plots, global statistical bias checks against input data, alternate estimation methods and reconciliation with historical mine/plant performance. The validation procedures indicated that the geology and resource models used are acceptable to support the mineral resource estimation.
Mineral resource classification was undertaken based primarily on drill spacing and number of drill holes used in the estimate. Mineral resources were classified as measured, indicated, and inferred. A quantitative assessment of geological risk was undertaken using Newmont-standard methods and applied on a block by block basis. Primary risks to resource quality include quantity and spacings of drill data, geological knowledge, geological interpretation and grade estimates. All identified risks are within acceptable tolerances with associated management plans.
Mineral resources considered amenable to open pit mining methods are reported within a mine design. Variable incremental cut-off grades that range from 0.39–0.40 g/t Au in saprolite to 0.52–0.57 g/t Au in transition/fresh material were used in the inputs. Mineral resources considered amenable to underground mining methods are reported within underground stope designs. Variable incremental cut-off grades that range from 2.0–2.4 g/t Au were used in the inputs.
Commodity prices used in resource estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. The estimated timeframe used for the price forecasts is the 11-year LOM that supports the mineral reserve estimates.
1.11.2    Mineral Resource Statement
Mineral resources are reported using the definitions set out in SK1300. The reference point for the estimate is in situ. Mineral resources are current as at December 31, 2021. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves.

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Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported on a 100% basis. The Government of Ghana has a 10% free-carried interest in the Project. Newmont has a 90% interest.
The measured and indicated mineral resource estimates for the Ahafo Operations are summarized in Table 1-1. The inferred mineral resource estimates are summarized in Table 1-2.
1.11.3    Factors That May Affect the Mineral Resource Estimate
Factors that may affect the mineral resource estimate include: changes to long-term metal price assumptions; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and grade shape and geological and grade continuity assumptions; changes to input parameters used in the pit shells and stope outlines constraining the mineral resources; changes to the cut-off grades used to constrain the estimates; variations in geotechnical, mining, and processing recovery assumptions; and changes to environmental, permitting and social license assumptions.
1.12    Mineral Reserve Estimation
1.12.1    Estimation Methodology
Measured and indicated mineral resources were converted to mineral reserves. Mineral reserves are estimated for the Awonsu deposit, assuming open pit mining, and the Subika deposit, assuming open pit and underground mining. Stockpiled material is also included in the mineral reserves estimates. All inferred blocks are classified as waste in the cashflow analysis that supports mineral reserve estimation.

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Table 1-1:    Measured and Indicated Mineral Resource Statement

Area	Measured Mineral Resources			Indicated Mineral Resources			Measured and Indicated Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Open pit	500	0.56	10	30,000	1.16	1,120	30,500	1.15	1,130
Underground	—	—	—	16,600	3.99	2,120	16,600	3.99	2,120
Ahafo Total	500	0.56	10	46,600	2.16	3,240	47,100	2.15	3,250
Table 1-2:    Inferred Mineral Resource Statement

Area	Inferred Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Open pit	13,500	1.3	570
Underground	10,800	3.3	1,160
Ahafo Total	24,300	2.2	1,730
Notes to Accompany Mineral Resource Tables:
1.    Mineral resources are current as at December 31, 2021. Estimates are reported using the definitions in SK1300. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.    The reference point for the mineral resource estimate is in situ.
3.    Mineral resources are reported on a 100% basis. Newmont holds a 90% interest and the Government of Ghana has a 10% free-carried interest.
4.    Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5.    Mineral resources that are potentially amenable to open pit mining methods are constrained within a designed pit shell. Mineral resources that are potentially amenable to underground mining methods are constrained within conceptual stope designs. Parameters used are summarized in Table 11-1 (open pit) and Table 11-2 (underground).
6.    Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Gold ounces are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000. Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
7.    Totals may not sum due to rounding.

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1.12.1.1    Open Pit
The Geovia Whittle pit optimization program (Whittle 4.7.3) was used to perform a Lerchs–Grossmann optimization in support of mineral reserves reporting for mineralization amenable to open pit mining methods. A safety crown pillar of 25 m is left between the base of the Subika Phase 4 pit and the top of the Subika underground stopes. This pillar will not be mined and thus makes Phase 4 the final open pit limit for the Subika deposit.
For mineral reserves, Newmont applies a time discount factor to the dollar value block model that is generated in the pit-limit analysis, to account for the fact that a pit will be mined over a period of years, and that the cost of waste stripping in the early years must bear the cost of the time value of money. Optimization work involved floating pit shells at a series of gold prices. The generated nested pit shells were evaluated using the reserve gold price of US$1,200/oz and an 8% discount rate. The pit shells with the highest NPV were selected for detailed engineering design work.
A realistic schedule was developed in order to determine the optimal pit shell; schedule inputs include the minimum mining width, and vertical rate of advance, mining rate and mining sequence. Whittle analysis indicated a two-stage pit development was the best option for Awonsu, using a minimum mining width of 50 m. Subika mining is in the final stage with limited potential to grow at depth because of the underground crown pillar. No changes were made to the Phase 4 pit design for Subika. The minimum mining width between the Subika Phase 4 and the mined-out third phase is 50 m. All operating pits are mined on 8 m benches. Mining dilution and recovery are included in the block model, based on historic reconciliation.
1.12.1.2    Underground
The mine plan assumes two mining methods:
•Sub-level shrinkage stoping (SLS);
•Long-hole open stoping (LHOS).
Stopes were created using Deswik Stope Optimizer software at the required stope height, length and cut-off criteria based on the mine area. The stope widths depend on the stope cut-off and dilution (over-break) added to stope design, and the mining method used. A stope recovery of 90% is expected in all mining areas. Dilution is projected to average 7.6%.
1.12.1.3    Stockpiles
Stockpile estimates were based on mine dispatch data; the grade comes from closely-spaced blasthole sampling and tonnage sourced from truck factors. The stockpile volumes were typically updated based on monthly surveys. The average grade of the stockpiles was adjusted based on the material balance to and from the stockpile.
1.12.1.4    Commodity Prices
Commodity prices used in mineral reserve estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. The estimated timeframe used for the price forecasts is the 11-year LOM.

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1.12.2    Mineral Reserve Statement
Mineral reserves have been classified using the definitions set out in SK1300. The reference point for the mineral reserve estimate the point of delivery to the process facilities. Mineral reserves are current as at December 31, 2021. Mineral reserves are reported on a 100% basis. The Government of Ghana has a 10% free-carried interest in the Project. Newmont has a 90% interest.
Mineral reserves are summarized in Table 1-3. Tonnages in the table are metric tonnes.
1.13    Factors That May Affect the Mineral Reserve Estimate
Factors that may affect the mineral reserve estimates include: changes to long-term metal price assumptions; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and grade shape and geological and grade continuity assumptions; changes to input parameters used in the pit shells and stope outlines constraining the mineral reserves; changes to the cut-off grades used to constrain the estimates; variations in geotechnical, mining, and processing recovery assumptions; and changes to environmental, permitting and social license assumptions.
1.14    Mining Methods
1.14.1    Open Pit
Open pit mining is conducted using conventional techniques and an Owner-operated conventional truck and shovel fleet.
Open pit design uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk. Inter-ramp angles vary by deposit and pit wall lithology, and range from 30–55º.
The active pits are currently mining below the water table. Pit dewatering uses a combination of perimeter and in-pit dewatering wells, in-pit sumps, and horizontal drains. A network of monitoring piezometers is installed around all of the operating pits.
The LOM plan currently envisages mining at an average rate of approximately 26 Mt/a for nine years and peaking at 32.2 Mt/a in 2022 with a maximum rate of advance by pit stage of eight benches per annum and an average of six benches (48 m) per year. The mine life will extend to 2030 with material mined from the open pit. Milling will cease in 2032 after treatment of stockpiled ore.

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Table 1-3:    Proven and Probable Mineral Reserve Statement

Area	Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Open pit	11,800	2.35	890	39,700	1.67	2,140	51,400	1.83	3,020
Underground	9,400	3.76	1,140	12,700	2.68	1,100	22,200	3.14	2,240
Stockpile l	28,300	0.92	830	—	—	—	28,300	0.92	830
Ahafo Total	49,500	1.80	2,860	52,400	1.92	3,240	101,900	1.86	6,090
Notes to Accompany Mineral Reserves Table:
1.Mineral reserves are current as at December 31, 2021. Mineral reserves are reported using the definitions in SK1300. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral reserves is the point of delivery to the process plant.
3.Mineral reserves are reported on a 100% basis. Newmont holds a 90% interest and the Government of Ghana has a 10% free-carried interest.
4.Mineral reserves that are estimated using open pit mining methods are constrained within a pit design based on an optimized Lerchs–Grossmann pit shell. Parameters used are shown in Table 12-1 for the open pit mineral reserves and Table 12-2 and Table 12-3 for the underground mineral reserves.
5.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Gold ounces are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000.
6.Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
7.Totals may not sum due to rounding.

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Pit design assumptions include haul road widths for two-way travel of 30 m, maximum ramp grades of 10% and minimum pit-bottom widths of 30 m in deep pits as a safety measure. For the last couple of benches to the pit bottom where good grades are located, the haul road widths are reduced to a 21 m one-way traffic to allow for maximum ore mining recovery.
1.14.2    Underground
Underground mining is currently conducted using conventional stoping methods, and conventional mechanized equipment. Underground mining is conducted by a contractor.
Mining levels are based on the mining method to be used, which varies by depth from surface. A set of twin spiral declines was developed off the existing main haulage decline. Level accesses were created off the decline at 20–25 m intervals, depending on mine elevation to intersect the ore zone. The ore drives have been driven to the extents of the defined mining corridor and stoping being retreated from the end of the orebody towards the accesses. These stopes are being mined top-down.
Mining was initially envisaged as long-hole open stoping mining method; however, an improved understanding of the geotechnical setting led to the selection of SLS in preference. A transition zone between mining methods at 450 m below surface was required to migrate the different stoping types. The mine will completely transition to the SLS mining method when the long-hole open stopes are complete, but currently the two mining methods are being used together.
Ground water inflows of approximately 40–45 L/s are predicted, and the current Subika dewatering system capacity is around 140 L/s.
The ventilation system for Subika includes refrigeration, primary and secondary fans and intake and return ventilation raises.
Trucks will be loaded from the level below the mining extraction level via the material placed in the ore pass. When stope mining is completed, the stopes will be backfilled with unconsolidated waste rock.
Underground infrastructure includes an electrical ring main, sumps, pumps and pump stations, cooling system, communications and telemetry system, mine control room, and two vehicle service bays.
1.15    Recovery Methods
The process plant design was based on a combination of metallurgical testwork, previous study designs and industry standard practices for handling combinations of fresh rock and saprolite, together with debottlenecking and optimization activities once the mill was operational. The design is conventional to the gold industry and has no novel parameters.
The process plant started operations in 2006 and was designed to treat 7.5 Mt/a using a blend of 27:73 oxide to primary ore. The plant was expanded in 2019 to treat an additional 3.0 Mt/a of primary ore. The planned throughput for the remaining LOM is projected to vary from 9.5–10.2 Mt/a (1,200–1,300 t/h), depending on the ore blend from the pits and underground operations.
The process consists of: primary crushing, semi-autogenous grind (SAG) milling, carbon-in-leach (CIL), Anglo American Research Laboratory method (AARL) elution circuit to strip gold

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from loaded carbon, smelting to produce doré, and counter-current decantation to recover cyanide from CIL tailings prior to discharge to the tailings storage facility (TSF).
Power is sourced from the local grid. The main water sources for the process plant are from stored water in the mined out Apensu open pit and the TSF. Potable water is sourced from boreholes. Consumables used include grinding media, reagents, and high- and low-pressure air.
1.16    Infrastructure
The majority of the key infrastructure to support the Ahafo Operations mining activities envisaged in the LOM is in place. During the remainder of the LOM, a new waste rock storage facility (WRSF) for storage of waste from the Apensu area will be required, as will a second water treatment plant.
Personnel commute from surrounding settlements or live in purpose-built accommodations villages.
A stockpiling strategy is practiced to defer lower-grade ores to the end of the mine life. All stockpile inventories are calculated and reported monthly. Inventories are based on truck counts of material added to and removed from stockpiles, multiplied by truck tonnage factors.
WRSFs are sited on hillsides as bank fills or within shallow drainages as complete valley fills and were sited 60–100 m from pit crests. Lift heights are typically planned at 16–20 m and the overall slopes are designed at 3:1. The LOM plan assumes that only two WRSFs, at Subika East and Awonsu, will be active for the remainder of the mine life.
The TSF is operated as a zero-discharge facility; all water is returned to the process facility for reuse. The main embankment has been constructed in stages. The northern upstream embankment serves as a downstream dam for a water storage facility. Permitted capacities meet the required capacities for the present LOM. A raise to Cell 1 will allow operations to 2029; a raise to Cell 2, planned for 2030, will support the operations to the end of the LOM. The two TSF expansions, a Cell 1 that would be expanded to a maximum capacity of 190 Mt and a newly-constructed 50 Mt capacity Cell 2, and an associated 300 m water storage facility buffer require resettlement of a number of families within the facility footprints.
Water management infrastructure for mine operations includes pit runoff, surface water and groundwater management infrastructure. A reverse osmosis water treatment plant is operational.
Newmont Africa in Ghana receives power purchased from the Volta River Authority’s grid. Power is delivered to Ahafo via three GRIDCO 161 kV transmission lines into the Ahafo (Kenyasi) Substation. Each transmission line is capable of delivering power sufficient to satisfy Ahafo’s current peak startup power demand of about 35 MW, as the capacity of each of these lines is approximately 120 MW. Newmont has also installed 27 MW of emergency power generating capacity.
1.17    Markets and Contracts
Newmont has established contracts and buyers for the doré products from the Ahafo Operations, and has an internal marketing group that monitors markets for its key products.

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Together with public documents and analyst forecasts, these data support that there is a reasonable basis to assume that for the LOM plan, that the key products will be saleable at the assumed commodity pricing. The doré is not subject to product specification requirements.
Newmont uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by the company’s internal marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts. Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
Newmont’s doré is sold on the spot market, by marketing experts retained in-house by Newmont. The terms contained within the sales contracts are typical and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Ghana.
1.18    Environmental, Permitting and Social Considerations
1.18.1    Environmental Studies and Monitoring
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up. Characterization studies were completed for climate, air quality, hydrology and surface water quality, hydrogeology, flora, fauna, soils, agriculture and land use, and the socioeconomic environment.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, air quality, spill prevention and contingency planning, water management, and noise levels.
The primary environmental resource monitored at Ahafo is water – both surface water and groundwater. Other resource monitoring being conducted by Newmont includes fugitive dust, point source emission, meteorological parameters, noise and vibration, revegetation progress, surface water run-off quantity and quality, mine pit conditions, waste rock disposal, TSF decant water quantity and quality, and environmental geochemistry of ore, waste rock and tailings.
1.18.2    Closure and Reclamation Considerations
In 2003, Newmont developed a conceptual closure and reclamation plan for the Ahafo South Mine Project Environmental Impact Statement (EIS) in compliance with requirements of the Environmental Protection Agency (EPA). The EIS was approved by the EPA in April 2005. A Draft Reclamation Plan to begin the process of formalizing the conceptual plan presented in the EIS was undertaken later in 2005. Under EPA requirements, Newmont is required to provide updates to the reclamation plan as mine development proceeds. An updated Closure and

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Reclamation Plan was developed in 2019 that covers closure of the Subika Underground and ancillary infrastructure as well as the prior existing facilities. A Reclamation Security Agreement (RSA) between the EPA and Newmont was signed in April 2008 to outline the various objectives and targets as guidance for the plan.
The EPA requires a Reclamation Bond to be posted as part of any mine permitting process. The bond is required to provide financial surety against non-compliance under the approved Closure and Reclamation Plan and is required within six months after the start of operations. As part of the reclamation and security agreement (environmental bond) with the Ghanaian Government, Newmont has provided a cumulative (project to date) cash deposit of US$12.66 M.
The closure cost estimate used in the economic analysis in Chapter 19 is US$0.2 B.
1.18.3    Permitting
All major permits and approvals are either in place or Newmont expects to obtain them in the normal course of business. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
1.18.4    Social Considerations, Plans, Negotiations and Agreements
Newmont developed a public consultation and disclosure plan (PCDP) for the Ahafo Operations using guidelines and policies developed by the International Finance Corporation (IFC). The IFC requires public consultation as an on-going process to be conducted during the construction and operational phases of any project.
Newmont has well-established relationships, issue management approaches, engagement forums, and a suite of integrated social impact and opportunity-aligned strategic investment partnerships. Newmont understands and accepts the importance of proactive community relations as an overriding principle in its day-to-day operations as well as future development planning. The company therefore structures its community relations activities to consider the concerns of the local people and endeavors to communicate and demonstrate its commitment in terms that can be best appreciated and understood to maintain the social license to operate.
1.19    Capital Cost Estimates
Capital cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Capital costs are based on recent prices or operating data. Capital costs include funding for infrastructure, pit dewatering, development drilling, and permitting as well as miscellaneous expenditures required to maintain production. Mobile equipment re-build/replacement schedules and fixed asset replacement and refurbishment schedules are included. Sustaining capital costs reflect current price trends.
The overall capital cost estimate for the LOM is US$0.5 B, as summarized in Table 1-4.

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Ahafo Operations Ghana Technical Report Summary

1.20    Operating Cost Estimates
Operating cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Operating costs are based on actual costs seen during operations and are projected through the LOM plan. Historical costs are used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs are based on budgeted rates applied to headcounts and energy consumption estimates.
Operating costs for the LOM are estimated at US$3.5 B, as summarized in Table 1-5.
Table 1-4:    Capital Cost Estimate

Area	Unit	Value
Mining, open pit	US$ B	0.2
Mining, underground	US$ B	0.2
Process	US$ B	0.1
Total	US$ B	0.5
Note: numbers have been rounded; totals may not sum due to rounding.
Table 1-5:    Operating Cost Estimate

Area	Unit	Value
Mining, open pit	US$ B	0.6
Mining, underground	US$ B	1.2
Process	US$ B	1.2
G&A	US$ B	0.5
Total	US$ B	3.5
Note: numbers have been rounded; totals may not sum due to rounding.
The estimated LOM open pit mining cost is US$2.57/t and the underground mining cost is US$52.27/t. Base processing costs are estimated at US$11.84 /t. In addition, total G&A costs are estimated at US$5.15/t.
1.21    Economic Analysis
1.21.1    Economic Analysis
The financial model that supports the mineral reserve declaration is a standalone model that calculates annual cash flows based on scheduled ore production, assumed processing recoveries, metal sale prices and Gh$/US$ exchange rate, projected operating and capital costs and estimated taxes.
The financial analysis is based on an after-tax discount rate of 8%. All costs and prices are in unescalated “real” dollars. The currency used to document the cash flow is US$.

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All costs are based on the 2022 budget. Revenue is calculated from the recoverable metals and long-term metal price and exchange rate forecasts.
Taxes are based on Newmont’s existing agreement with the Government of Ghana.
The economic analysis assumes constant prices with no inflationary adjustments.
The NPV8% is $1.2 B. As the cashflows are based on existing operations where all costs are considered sunk to 1 January 2022, considerations of payback and internal rate of return are not relevant.
A summary of the financial results is provided in Table 1-6. In this table, EBITDA = earnings before interest, taxes, depreciation and amortization. The active mining operation ceases in 2032; however, closure costs are estimated to 2036.
1.21.2    Sensitivity Analysis
The sensitivity of the Project to changes in metal prices, exchange rate, sustaining capital costs and operating cost assumptions was tested using a range of 25% above and below the base case values Figure 1-1).
The Project is most sensitive to metal price changes, less sensitive to changes in operating costs, and least sensitive to changes in capital costs. The sensitivity to gold grade mirrors the sensitivity to the gold price and is not shown.
1.22    Risks and Opportunities
Factors that may affect the mineral resource and mineral reserve estimates are summarized in Chapter 1.11.3 and Chapter 1.12.3.
1.22.1    Risks
The risks associated with the Ahafo Operations are generally those expected with open pit and underground mining operations and include the accuracy of the resource model, unexpected geological features that cause geotechnical issues, and/or operational impacts.
Other risks noted include:
•The mineral reserve estimates are sensitive to metal prices. Lower metal prices than forecast in the LOM plan may require revisions to the mine plan, with impacts to the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•Labor cost increases or productivity decreases could also impact the stated mineral reserves and mineral resources;
•Geotechnical and hydrological assumptions used in mine planning are based on historical performance, and to date historical performance has been a reasonable predictor of current conditions. Any changes to the geotechnical and hydrological assumptions could affect mine planning, affect capital cost estimates if any major rehabilitation is required due to a geotechnical or hydrological event, affect operating costs due to mitigation measures that may need to be imposed, and impact the economic analysis that supports the mineral reserve estimates;

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Ahafo Operations Ghana Technical Report Summary

•Expectations as to the performance of the Subika underground mining method;
•Proposed community resettlement as part of the TSF planning for the LOM. There is a risk that this can be achieved with stakeholder approval and within the timelines anticipated and budgets allocated;
•Galamsey (artisanal mining) activity can impact mine safety and operations;
•Changes in climate could result in drought and associated potential water shortages that could impact operating costs and ability to operate;
•Political risk from challenges to mining licenses and/or Newmont’s right to operate.
Table 1-6:    Cashflow Summary Table

Item	Unit	Value
Metal prices
Gold	US$/oz	1,200
Mined ore
Tonnage	M tonnes	102
Gold grade	g/t	1.9
Gold ounces	Moz	6.1
Capital costs	US$B	0.5
Costs applicable to sales	US$B	4.2
Discount rate	%	8
Exchange rate	United States dollar:Ghanaian cedi (USD:GHS)	5.75
Free cash flow	US$B	1.5
Net present value	US$B	1.2
Note: Numbers have been rounded; totals may not sum due to rounding. Table 1-6 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Please refer to the note regarding forward-looking information at the front of the Report. The cash flow is only intended to demonstrate the financial viability of the Project. Investors are cautioned that the above is based upon certain assumptions which may differ from Newmont’s long-term outlook or actual financial results, including, but not limited to commodity prices, escalation assumptions and other technical inputs. For example, Table 1-6 uses the price assumptions stated in the table, including a gold commodity price assumption of US$1,200/oz, which varies significantly from current gold prices and the assumptions that Newmont uses for its long-term guidance. Please be reminded that significant variation of metal prices, costs and other key assumptions may require modifications to mine plans, models, and prospects.

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Ahafo Operations Ghana Technical Report Summary

Figure 1-1:    NPV Sensitivity
Note: Figure prepared by Newmont, 2021. FCF = free cashflow; op cost = operating cost; cap cost = capital cost; NPV = net present value.
1.22.2    Opportunities
Opportunities include:
•Conversion of some or all of the measured and indicated mineral resources currently reported exclusive of mineral reserves to mineral reserves, with appropriate supporting studies;
•Upgrade of some or all of the inferred mineral resources to higher-confidence categories, such that such better-confidence material could be used in mineral reserve estimation;
•Higher metal prices than forecast could present upside sales opportunities and potentially an increase in predicted Project economics;
•Potential for new underground operations proximal to the current mineral resource and mineral reserve estimates, with the support of additional studies.
1.23    Conclusions
Under the assumptions presented in this Report, the Ahafo Operations have a positive cash flow, and mineral reserve estimates can be supported.
1.24    Recommendations
As the Ahafo Operations are operating mines, the QP has no material recommendations to make.

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Ahafo Operations Ghana Technical Report Summary

2.0    INTRODUCTION
2.1    Registrant
This technical report summary (the Report) was prepared for Newmont Corporation (Newmont) on the Ahafo Operations (Ahafo Operations or the Project) located in the Republic of Ghana (Ghana). The location of the operations is shown in Figure 2-1.
Newmont has three subsidiaries registered under the laws of Ghana: Newmont Ghana Gold Ltd. (NGGL), Newmont Golden Ridge Ltd. (NGRL) and Moydow Limited (Moydow). For the purposes of this Report, the name Newmont is used interchangeably for the subsidiary and parent company.
2.2    Terms of Reference
2.2.1    Report Purpose
The Report was prepared to be attached as an exhibit to support mineral property disclosure, including mineral resource and mineral reserve estimates, for the Ahafo Operations in Newmont’s Form 10-K for the year ending December 31, 2021.
Mineral resources are reported for Apensu, Awonsu and Subika open pits, and Subika and Apensu underground.
Mineral reserves are reported for Subika and Awonsu open pits and Subika underground. Mineral reserves are also estimated for material in stockpiles.
2.2.2    Terms of Reference
The Ahafo Operations consist of two open pit operations at Awonsu and Subika, and underground operations at Subika.
Mining commenced in 2006 from open pit sources. Figure 2-2 shows the location of the current and mined-out open pits, and development prospects.
Unless otherwise indicated, all financial values are reported in United States (US) currency (US$). Business plans for 2020, 2021, and 2022 are referred to as BP2020, BP2021, and BP2022 respectively throughout this Report.
Unless otherwise indicated, the metric system is used in this Report.
Mineral resources and mineral reserves are reported using the definitions in Regulation S–K 1300 (SK1300), under Item 1300.
The Report uses US English.
The Report contains forward-looking information; refer to the note regarding forward-looking information at the front of the Report.

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Ahafo Operations Ghana Technical Report Summary

Figure 2-1:    Project Location Plan

Ahafo Mine
Ahafo, Ghana
MAP SCALE: 1:4,000,000
COORDINATE SYSTEM: WGS 1984 UTM Zone 30N
REVISION DATE: 1/20/2022
Africa
Ghana
GHANA
CÔTE D'IVOIRE
TOGO
BENIN
Sunyani
Kumasi
Accra
Tamale
Bolgatanga
Wa
Koforidua
Cape Coast
Sekondi
Ho
Mole National Park
Bui National Park
Digya National Park
Lake Volta
Black Volta
Kilometers
0 30 60 90 120
300,000
500,000
700,000
900,000
1,100,000
1,200,000
1,000,000
800,000
600,000

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Ahafo Operations Ghana Technical Report Summary

Figure 2-2:    Mining Operations Layout Plan

N
Ahafo (Area B)
Nkwanta
711 m
DORMA EAST
ASUTIFI NORTH
Kumasi-Sunyani
TANO NORTH
Goa
Amoma
Goa
Sunyani-Mim Road
Awonsu
Apensu
Subika
Nyameakyede
Goaso-Amaasu Road
Ahafo (Area A)
ASUTIFI SOUTH
BRONG AHAFO
ASHANTI
Mim
Asutifi South
Tepa-Goaso Road
Goaso
Mampehia
Bonkori
Dekyem
Asunafo South
Dekyem South
AHAFO ANO
UPPER EAST
UPPER WEST
NORTH EAST
NORTHERN
SAVANNAH
BONO EAST
BONO
OTI
AHAFO
ASHANTI
WESTERN NORTH
EASTERN
VOLTA
GREATER ACCRA
CENTRAL
WESTERN
Legend
Mining Lease
Prospecting License
Mined-out Pit
0
5
10
Kilometers
Sources: Esri, HERE, Garmin, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), (c) OpenStreetMap contributors, and the GIS User Community

Note: Figure prepared by Newmont, 2021.
2.3    Qualified Persons
The following Newmont employee serves as the Qualified Person (QP) for the Report:
•Mr. Donald Doe, RM SME., Group Executive, Reserves, Newmont.
Mr. Doe is responsible for all Report Chapters.
2.4    Site Visits and Scope of Personal Inspection
Mr. Doe visited the Ahafo Operations on many occasions, most recently from November 11–15, 2019.
During this site visit, Mr. Doe inspected the operating open pits, and examined the underground operations. He visited the core shack and inspected drill core. Mr. Doe also viewed the Ahafo process plant and associated general site infrastructure, including the current tailings storage facility (TSF) operations.

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Ahafo Operations Ghana Technical Report Summary

While on site, he typically discusses aspects of the operation with site-based staff. These discussions include the overall approach to the mine plan, anticipated mining conditions, selection of the production target and potential options for improvement, as well as reconciliation study results. Other areas of discussion include plant operation and recovery forecasts and plans for the expanded TSF. Mr. Doe reviews capital and operating forecasts with site staff.
Mr. Doe also reviews Newmont’s processes and internal controls on those processes at the mine site with operational staff on the work flow for determining mineral resource and mineral reserve estimates, mineral process performance, production forecasts, mining costs, and waste management.
2.5    Report Date
Information in the Report is current as at December 31, 2021.
2.6    Information Sources and References
The reports and documents listed in Chapter 24 and Chapter 25 of this Report were used to support Report preparation.
2.7    Previous Technical Report Summaries
Newmont has not previously filed a technical report summary on the Project.

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Ahafo Operations Ghana Technical Report Summary

3.0    PROPERTY DESCRIPTION
3.1    Introduction
The Ahafo Operations are located in western Ghana near the towns of Kenyasi and Ntotroso in the Ahafo Region, about 290 km northwest of Accra. The operations are 107 km northwest of Kumasi, and 40 km south of the regional capital of Sunyani.
The Ahafo Operations are centered at about 2º20’59” west longitude, and 7º02’13” north latitude. The centroid locations, in latitude/longitude of the deposits that have mineral resource estimates are:
•Subika: 2°21'49" west longitude and 6°59'51" north latitude;
•Apensu: 2°21'44" west longitude and 7°01'17" north latitude;
•Awonsu: 2°20'58" west longitude and 7°02'15" north latitude;
•Amoma: 2°18'15" west longitude and 7°05'18" north latitude.
3.2    Property and Title in Ghana
3.2.1    Mineral Title
Mineral exploration and mining are administered in Ghana under the Minerals and Mining Act, 2006 (Act 703) and relevant Regulations that came into force in June 2012. These are Minerals and Mining (General) Regulations, Minerals and Mining (Licensing) Regulations, Minerals and Mining (Support Services) Regulations, Minerals and Mining (Compensation and Resettlement) Regulations, Minerals and Mining (Explosives) Regulations and the Minerals and Mining (Health, Safety and Technical) Regulations. The State is the owner of all minerals occurring in their natural state within Ghana's land and territorial sea, including its exclusive economic zone but is vested in the President on behalf of and in trust for the people of Ghana.
Three types of mineral rights can be granted after the applicant’s fiscal and technical ability to perform effective exploration or mining is verified: reconnaissance and prospecting licenses, and mining leases (Table 3-1).
3.2.2    Surface Rights
A mineral right holder is required to exercise their rights so that impacts on the interests of any lawful owner or occupier of the land are minimized. The lawful owner or occupier retains the right to graze livestock and cultivate the land in so far as such activities do not interfere with the mineral operations. The owner or occupier may apply to the mineral right holder for compensation for any disturbance of their rights, for damage to buildings, improvements, livestock, crops, or trees. Assessment of compensation eligibility and amount payable, in practice, requires extensive stakeholder engagement including affected landowners, the Land Valuation Division and cooperation of traditional authorities. Lawful owners or occupiers of land must obtain permission from a mining company to erect any building or structure on the land in an area of the lease declared a Mining Area by the mineral right holder.

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Ahafo Operations Ghana Technical Report Summary

Table 3-1:    Types of Mineral Rights

Mineral Right Name	Comment
Reconnaissance License
Granted for a maximum area of 1,050 km2 in aggregate. Allows for non-intrusive reconnaissance exploration such as remote sensing, surface geology and geochemical sampling (no excavation or drilling) and confers exclusive rights to the holder to undertake reconnaissance for the specific granted mineral(s) for a year. License is renewable for another 12 months provided that notification of the intention to extend the term of the license is provided not later than 90 days before the expiration of the initial term of the license. Renewals must be supported by a professional technical terminal report.

Prospecting License
Confers exclusive rights to the holder to prospect for granted mineral(s). Licenses may not exceed 157.5 km2 in aggregate. Granted for an initial period not exceeding three years with the ability to renew for an additional period of not more than three years. Notification of intention to renew the term of the license must be received not later than 90 days before the expiration of the initial term of the license. Renewals must be supported by a professional terminal report. License holder is required to relinquish not less than half of the original license area after the expiration of the first three-year term

Mining Lease
Required to commence mining operations. Requires the applicant to submit a feasibility report in accordance with the Minerals Commission’s guidelines, stating how the planned mining operation is to be carried out. The lease area is limited to a maximum area of 63 km2; however, an enlargement of the lease area may be granted by the Minister responsible for mines if satisfied on reasonable grounds that the additional area is required for the holder’s operations. Granted for a maximum 30-year term, and renewable thereafter upon negotiated terms.

Although some parts of the Ghanaian land law are derived from English common law and equity, the fundamental principles of land ownership are distinct from that of the English law of real property. The basis of English law of real property is that the Crown owns all land; however, in Ghana land is owned by various Stools, families, or clans (the owners). The Government of Ghana may only hold land by acquisition from these traditional owners, if necessary, in the interest of defense, public safety, public order, public morality, public health, town and country planning or the development or utilization of property in such a manner as to promote the public benefit and fair and adequate compensation is paid.
Traditionally, the owners of non-vested Stool lands enjoy much wider rights than is the case for vested lands, but in practice traditional authorities and privileges are similar to those due to the Crown and generally result in a similar outcome. The ability of the traditional Stool owners to exercise exclusive rights depends on ancestral links and the individuals’ standing within the community.
Land-use rights vary between landlords and tenants. Generally, a landlord is a property holder who has exclusive rights to use or to dispose of use rights to land. Land use rights are typically acquired from traditional rulers and family heads or by inheritance and are disposed otherwise by contracts for sharecropping or lease.
A given householder may be a landlord of one farm field, a sharecropper on another and a caretaker on a third.
Largely, with respect to land within the area affected, the original (traditional) owners retain the surface rights, as in the Asutifi North District where the Ahafo Operations are located, unless their rights are curtailed by Newmont being awarded a mining lease and paying the appropriate compensation. The grant of a mining lease by the Government of Ghana may curtail the

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Ahafo Operations Ghana Technical Report Summary

interest of traditional owners. Thus, the lease agreement requires the payment of revenue to the affected owner in the form of ground rent which for traditional owners are managed by the Office of the Administrator of Stool Lands for the benefit of the traditional owners and the District within which the mineral rights sits.
3.2.3    Royalties
The Government of Ghana levies royalties on mining projects, including the Ahafo Operations. These are discussed in Chapter 3.9.
3.3    Ownership
3.3.1    Ownership History
In 1993, a joint venture (JV) agreement was signed between the French governmental organization Bureau Recherché Geologiques et Minieres (BRGM) and the South African company Gencor Ltd (Gencor) to explore in Ghana and Cote d’Ivoire. In 1994, the JV signed an option agreement with Ghanaian company Minconsult over the Yamfo license and formed the Centenary Gold Mining Company (41% BRGM, 41% Gencor, 8% Minconsult, and 10% Ghanaian Government). In the same year, La Source Compagnie Miniere SAS (La Source) was established with Normandy Mining Limited (Normandy) holding 60%, and BRGM 40%. La Source took over BRGM’s West African exploration and mining assets. In 1998, La Source consolidated its position when it acquired the former Gencor and Minconsult interests in Yamfo. In 2000, the name Centenary Gold Mining Company Limited was changed to Normandy Ghana Gold Limited (NGGL).
The Ntotroso license area (formerly the Rank Mining Concession) was acquired in 1997 when La Source purchased a 40% share in Rank Mining Company Limited (Rank). Rank held a 40% interest in the Rank JV Farm-In Agreement with Moydow Mines International Inc (Moydow; 60% interest), that covered the Ntotroso concessions. La Source increased its holding in Rank, and thus the JV, to 50% in 2001, by funding exploration and development in accordance with the agreement.
Newmont acquired Normandy and the Ghanaian projects in early 2002. In December 2003, Newmont acquired the remaining 50% interest in Rank. The same month, Newmont and the Government of Ghana signed an investment agreement guaranteeing Newmont certain financial and operating rights over a period of 30 years for its projects in Ghana.
Newmont renamed the Sefwi and Ntotroso projects to Ahafo, and then separated the area into two sections, Ahafo North and Ahafo South, based on location north or south of the Shelterbelt Forest Reserve. Ahafo North will be a completely stand-alone operation, with no major shared infrastructure with Ahafo South. This Report focuses on Ahafo South.
3.3.2    Current Ownership
The Project is held through Newmont Ghana Gold Ltd., an indirectly-wholly owned Newmont subsidiary.

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Ahafo Operations Ghana Technical Report Summary

3.4    Mineral Title
Newmont currently holds three mining licenses, and nine prospecting licenses that in total cover an area of 951.93 km2:
•The mining leases are current until 2031 and can be renewed by negotiation. The total area held under mining licenses is approximately 548.73 km2;
•The prospecting licenses are valid and are in good standing. The total area covered by prospecting licenses is about 403.20 km2.
The Ahafo mining lease is separated into two areas, where Ahafo South is in Area A, and Ahafo North in Area B (Figure 3-1). Ahafo North is planned to be developed as a stand-alone operation, will not share infrastructure or facilities with Ahafo South, and is not included in this Report. The licenses within the Ahafo South (Ahafo Operations) area are shown in Figure 3-2. A summary of the mineral tenure that makes up the Ahafo Operations is provided in Table 3-2.
The current mine take area is approximately 53 km2, and represents the area that has been fully compensated. Approximately 43 km2 has not been fully compensated (e.g., payment would be necessary to move people from their land).
Under Ghanaian law, only mining leases and prospecting licenses require surveys; reconnaissance license types are delineated by latitude/longitude co-ordinates. All of the Ahafo mining leases were surveyed by Newmont staff, using global positioning system (GPS) readings and identifiable benchmarks on topographic maps to locate the boundary pillars on the ground from site plans.
A number of payments are required to keep the licenses/leases in good standing, and include:
•Annual rental: payable by January of each year;
•Annual prospecting and mining permit payments: payable by January of each year.
All required payments have been made as they fall due.
3.5    Surface Rights
Newmont was granted a Plan of Operations (PoO) for the Ahafo Operations, and may use whatever land is necessary for its operations but must respect the surface rights of other land users in relation to access and loss of crops, timber, or structures. Extensive title searches were conducted over the mining lease areas and no titles exist that would categorically exclude Newmont’s operations on the Project lands. Newmont’s indenture for surface lands will run concurrently with the life of the operations, but will extend for no more than 50 years.

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Ahafo Operations Ghana Technical Report Summary

Figure 3-1:    Ahafo District Mineral Tenure Map

# AHAFO MINERAL LICENSES
## NEWMONTGHANA GOLD LIMITED

N
Legend
Road
Mining Lease
Prospecting
Ahafo South
Ahafo North
Forest Reserve
Nsuatre
Kyeraa
Akumadan
Sunyani
Mankranho
Abesem
Tanoso
Area B
Yamfo
Techimentia
Duayaw-Nkwanta
Goa
Area B
Ntotroso
Bechem
(Bekyem)
Area A
Tepa
Kenyase
Ntoroso
(RankMining)
Nyameakyede
Hwidiem
Area A
Goaso
Mampehia
Bonkori
Dekyem
Goaso
Area A
Dekyem South
Dadiesoaba
Mankra
0
10
20
Kilometers
1:250,000
65000
85000
105000
125000
145000
165000
185000
230000
250000
270000
290000

Note: Figure prepared by Newmont, 2021.

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Ahafo Operations Ghana Technical Report Summary

Figure 3-2:    Ahafo Operations Mineral Licenses Map

AHAFO MINERAL LICENSES
NEWMONTGHANA GOLD LIMITED
N
Legend
Road
Mining Lease
Prospecting
Forest Reserve
Goa
Goa
Asaaman
Ntotroso
Area A
Kenyase
Nyameakyede
(Akyerensua)
Ntotroso
(Rank Mining)
Mamfo
Mim (Mmem)
Area A
Goaso
Mampehia
Bonkori
Goaso
Dekyem
Area A
Dekyem South
Dadiesoaba
1:150,000
0
10
20
Kilometers
85000
105000
125000
145000
230000
250000
270000

Note: Figure prepared by Newmont, 2021.

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Table 3-2:    Mineral Tenure Summary Table

Concession	License Type	License Number	Size (km2)	Grant Date	Expiry Date
Ahafo (Area A)	Mining Lease	LVB 7523/2001	272.58	1/22/2001	6/12/2031
Ahafo (Area B)	Mining Lease	LVB 7523/2001	187.53	1/22/2001	6/12/2031
Bonkori	Prospecting	PL 7/123	1.89	6/4/2019	6/3/2022
Dekyem	Prospecting	PL7/82; LVB 3080/05	36.75	6/17/2019	6/16/2022
Dekyem South	Prospecting	PL7/122	42.63	6/30/2020	6/29/2023
Goa	Mining Lease	1809/2005; LVB13908/05	11.97	10/7/2001	10/6/2031
Goa	Prospecting	RL 7/36; LVB 3082/05	92.19	6/10/2019	6/9/2022
Goaso	Prospecting	PL 7/31	29.61	1/23/2019	1/22/2022
Mampehia	Prospecting	PL (7/85); LVB 5014/2006	36.12	7/18/2019	7/17/2022
Mankraho	Prospecting	PL 7/87; LVB 10714/03	103.53	6/4/2019	6/3/2022
Ntotroso (Rank Mining)	Mining Lease	LVB 7524/2001	76.65	6/13/2001	6/12/2031
Nyameakyede (Akyerensua)	Prospecting	RL 7/54; LVB 26942/07	25.41	6/4/2019	6/3/2022
Tanoso	Prospecting	PL 7/84	35.07	1/23/2019	1/22/2022
Note: All dates in month/day/year format.
The Ahafo operations cover an area of approximately 137,000 acres (55,000 hectares) for the mining lease concession with current mine take area of approximately 13,200 acres (5,300 hectares) that has been fully compensated and approximately 10,700 acres (4,300 hectares) of mining area that has not been fully compensated (e.g., payment would be necessary to move people from their land).
3.6    Water Rights
Newmont holds permits to allow abstraction of groundwater, surface water, and water from the Tano River and discharge of water from the water storage facility (see Chapter 17 for additional details).
3.7    Forest Reserves
Areas of productive Forest Reserves were designated in the vicinity of the Ahafo Operations. These areas include the Bosumkese Forest Reserve and the Amoma Shelterbelt Forest Reserve (refer to Figure 3-1).
Potential impacts on the Forest Reserves include roads, powerline access, and general proximity of mining operations to the Forest Reserve areas.
3.8    Agreements
3.8.1    Investment Agreement
The Revised Investment Agreement (the Agreement) between Newmont and the Government of Ghana defines and fixes, in specific terms, the effective corporate tax and royalty burden the Project (including Ahafo South and Ahafo North) will carry during operations. The Agreement

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establishes a fixed fiscal and legal regime, including sliding-scale royalty and tax rates for the duration of the Agreement’s stability period.
The Agreement was re-negotiated and ratified in December, 2015. Under the Agreement stability period, which now extends until the end of 2025, the tax rate will remain at 32.5%. After the cessation of the stability period, the tax rate will increase to 35%. During the stability period, Newmont will pay gross royalties on gold doré production in accordance with a sliding scale of 3–5%, tied to the gold price. After the Agreement ends, the royalty rate will be fixed at 5%.
An additional 0.6% is payable as a special fee for gold doré production from designated Forest Reserves (see discussion in Chapter 3.7).
3.8.2    Government of Ghana Free-Carried Interest
The Government of Ghana has a 10% free-carried interest in the Ahafo Operations. Newmont pays the Government of Ghana a ninth of the dividend declared to Newmont shareholders. Since December 2015, Newmont has been obligated to pay 0.6% of the operational revenue if the gold price averages US$1,300/oz or higher, as an advance dividend against the one-ninth share.
3.9    Royalties
A net smelter return (NSR) royalty of 2.0% is payable on all ounces produced from the Rank (formerly Ntotroso) concession. The royalty is paid to Franco-Nevada Corporation (Franco-Nevada), which acquired the royalty for US$58 M in November 2009. The majority of the Subika deposit, the northern portion of the Awonsu deposit, and the southern tip of the Amoma deposit fall within the Rank mining lease boundary.
Royalties in forest reserves are currently not applicable for the Ahafo Operations.
3.10    Encumbrances
There are no known encumbrances.
3.11    Permitting
Permitting and permitting conditions are discussed in Chapter 17.9 of this Report. There are no relevant permitting timelines that apply; the operations as envisaged in the LOM plan are either fully permitted, or the processes to obtain permits are well understood and similar permits have been granted to the operations in the past, such as tailings storage facility (TSF) raises.
There are no current material violations or fines, as imposed in the mining regulatory context of the Mine Safety and Health Administration (MSHA) in the United States, that apply to the Ahafo Operations.

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3.12    Significant Factors and Risks That May Affect Access, Title or Work Programs
Newmont’s Ahafo concession started in 2008 at Kenyase (Ahafo South) and spread to the Ahafo North communities. However, Newmont embarked on a series of facilitated interventions in collaboration with the communities and National Security to drastically discourage illegal mining. Notwithstanding this, the activity intermittently continued until the Government of Ghana implemented an ‘operations-stop-galamsey’ policy which has brought illegal mining to a temporary halt both in the Newmont concessions and elsewhere in Ghana.
The surge in galamsey (illegal mining) activities in the last few years within the mining area has been identified as a major risk to Newmont’s short-, medium- and long-term sustainability and has the potential to drive community conflict due to encroachment on farmlands and its attendant social vices. Newmont has seen increases in violent confrontations between illegal galamsey operatives and public/private security and use of illegal explosives within the Mine Take area, invasion of active mining pits and run-of-mine (ROM) pad, among others.
Newmont is implementing the Ahafo Dome Project that involves increased aerial surveillance, coupled with a dedicated Mobile Response Unit consisting of several teams within the area that has been designated as having restricted access (mine take area). Measures that include immediate and responsible removal of galamsey operators within the mine take can be conducted per an established protocol with the support of security and the social and environmental departments. Such measures, performed in collaboration with the relevant government, public security officials and traditional authorities, has resulted in significant reduction in the numbers in key areas that pose a threat to the mine.
Newmont continues to pursue implementation of the livelihood approach under Newmont’s Regional galamsey strategy which complements galamsey operative removals from the mining areas. This involves identification of community workers in the galamsey value chain who are interested in pursuing alternative livelihood opportunities.
Despite the above, the threat of illegal mining still exists, except that frequent monitoring as mentioned wards off such incursions.
To the extent known to QP, there are no other known significant factors and risks that may affect access, title, or the right or ability to perform work on the properties that comprise the Ahafo Operations that are not discussed in this Report.

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4.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
4.1    Physiography
The Ahafo Operations area comprises low rounded hills with elevations ranging from 110 m to 540 masl. The upper part of the Tano River basin is drained by a number of seasonal streams that are tributaries of the Tano River. Two streams, the Subri and the Awonsu, drain from the Project area to the Tano River.
The Project shares a boundary with the Bosumkese Forest Reserve, and the Amoma Shelterbelt Forest Reserve bisects the Ahafo mining lease.
The Ahafo Operations area consists primarily of subsistence farms with small-scale commercial farming intermingled with areas of forest regrowth and remnants of secondary forest. The major agricultural land uses are cocoa, food crops, and rice farming. South of the Bosumkese Forest Reserve, cocoa farming is the major activity, while to the north maize farming dominates.
4.2    Accessibility
Road access to the Ahafo Operations is via Route 6, an asphalt-paved road from Accra to the Tepa Junction via Kumasi in the direction of Sunyani, a distance of approximately 300 km. From Tepa Junction, an asphalt-paved road leads west for 39 km through the villages of Tepa and Akyerensua to Hwidiem. A paved road then leads northwest for 8 km to the village of Kenyasi. Newmont constructed a bypass north of Kenyasi to facilitate supply deliveries, and route traffic around the town for safety reasons.
The operating mines are all accessible on mine roads from the plant site.
4.3    Climate
The Project area falls within the wet semi-equatorial climatic zone of Ghana that is characterized by an annual double maxima rainfall pattern, occurring in the months of May to July and from September to October.
Mean annual rainfall for the Project area is between 1,354–1,400 mm. Typically, minimal rainfall is experienced from December to the end of February, with January as the driest month. Mean monthly temperatures within the area range from 23.9–28.4°C.
The Ahafo Operations are conducted year-round.
4.4    Infrastructure
The Project lies within two Administrative Districts, Tano North in the north and Asutifi North in the south. Each district has its own central government-based District Council as well as a number of Traditional Government Paramount Chieftaincies.
Sunyani is a major regional center and is the source of supplies and fuel. There are adequate schools, medical services and businesses to support the work force. A skilled and semi-skilled

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mining workforce has been established in the region as a result of on-going mining activities. Workers live in the surrounding communities.
The Ahafo Operations currently have all infrastructure in place to support mining and processing activities (see also discussions in Chapter 13, Chapter 14, and Chapter 15 of this Report). These Report chapters also discuss water sources, electricity, personnel, and supplies.

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5.0    HISTORY
The exploration and development history of the Ahafo Operations is summarized in Table 5-1. Two open pits, Apensu and Amoma, were mined out in 2016 and 2017 respectively.
Table 5-1:    Exploration and Development History Summary Table

Year	Company	Note
1989–1991	Ghanaian–German mineral prospecting project	Identified a gold-in-soil anomaly that had a strike-length of 1.2 km
1992	Minconsult	Soil sampling on 50 m x 400 m grid
1993–1995	BRGM and Gencor/Centenary Mining Company	Stream sediment sampling, soil sampling, trenching, pitting, rotary air blast (RAB), reverse circulation (RC) and core drilling and an initial mineral resource estimate
1996	BRGM and Gencor/Centenary Mining Company	Scoping study evaluated the Teekyere West, Yamfo Central and Line 10 deposits (now within the Ahafo North area)
	Moydow Mines International Inc. (Moydow)	Identified eight major gold-in-soil anomalies in the Ntotroso Prospecting License (Rank Concession)
1997	BRGM and Gencor/Centenary Mining Company	Feasibility study based on an updated resource estimate commenced but halted due to falling commodity prices
	Moydow	RC drilling program completed on Areas A (now the Apensu–Awonsu area), C (now Amoma) and E (now Subika). Resource estimates for Areas A and C
1998	Normandy	BRGM, La Source and Normandy joint venture dissolved; Normandy takes over operations. Commenced major drill program
1999		Completed pre-feasibility study
2000	Normandy	Completed feasibility study
	Moydow	Resource estimate at Subika. Rank Development and Production Agreement signed by La Source and Moydow, to allow for treatment of mineralization from the Rank Concession deposits through a common plant. Feasibility study on the Subika and Area A deposits
2002	Newmont	Merges with Normandy, renames area to Ahafo
2003		Feasibility study on Ahafo North and South deposits. Purchases Moydow properties, Moydow retains 2% NSR royalty, covering covers 78 km2 of the southeastern end of the Project area
2006		Constructed process plant. Commenced open pit mining at the Apensu deposit
2008		Identified Subika underground
2009	Franco Nevada	Franco Nevada purchases Moydow 2% NSR royalty
2012–2013	Newmont	Underground trial mining program at Subika
2014		Identified Apensu Deeps area
2016		Extension of mineralization to the north of Apensu identified. Apensu open pit mined out
2017		Amoma open pit mined out
2018		Commercial production from Subika underground
2019		Initiated studies to change mining method at Subika underground to sub-level shrinkage stoping

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6.0    GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT
6.1    Deposit Type
The deposits that comprise the Ahafo Operations are considered to be examples of orogenic gold deposits. Such deposits have many synonyms including mesothermal, mesozonal and hypozonal deposits, lode gold, shear zone-related quartz–carbonate deposits, or gold-only deposits (Groves et al., 1998).
Orogenic gold deposits occur in variably deformed metamorphic terranes formed during Middle Archean to younger Precambrian, and continuously throughout the Phanerozoic. The host geological environments are typically volcano–plutonic or clastic sedimentary terranes, but gold deposits can be hosted by any rock type. There is a consistent spatial and temporal association with granitoids of a variety of compositions. Host rocks are metamorphosed to greenschist facies, but locally can achieve amphibolite or granulite facies conditions.
Gold deposition occurs adjacent to first-order, deep-crustal fault zones. Economic mineralization typically formed as vein fill of second- and third-order shears and faults, particularly at jogs or changes in strike along the crustal fault zones. Mineralization styles vary from stockworks and breccias in shallow, brittle regimes, through laminated crack-seal veins and sigmoidal vein arrays in brittle-ductile crustal regions, to replacement- and disseminated-type orebodies in deeper, ductile environments.
Quartz is the primary constituent of veins, with lesser carbonate and sulfide minerals. Sulfide minerals can include pyrite, pyrrhotite, chalcopyrite, galena, sphalerite, and arsenopyrite. Gold is usually associated with sulfide minerals, but native gold can occur.
6.2    Regional Geology
The West African craton is sub-divided into two domains, the Archean Reguibat Shield, in Mauritania to the north, and the Paleo-Proterozoic Man Shield in the south between Ghana and Senegal. The Man Shield is divided into two sectors, a western portion consisting of rocks of Liberian age (3.0–2.5 Ga) and an eastern terrain underlain by Paleoproterozoic Birimian rocks.
The Birimian rocks consist of five evenly-spaced tholeiitic to acidic composition volcanic belts trending northeast–southwest. Three granite successions intrude the Birimian rocks. Basins between the volcanic belts are filled by predominantly turbiditic sedimentary rocks. The transition zones between the volcanic rocks and the sedimentary rocks are filled with chemical sedimentary rocks. All the units are contemporaneous and may be laterally equivalent facies.
The Ahafo deposits are located in the Sefwi Belt, one of the five Birimian volcanic belts. Volcanic rocks in the belt are mainly basaltic and are metamorphosed to varying degrees from lower greenschist to lower amphibolite facies with elongate hornblende-bearing granite plutons of the Dixcove suite. The sedimentary succession consists mainly of fine to medium-grained lithologies (argillites and wackes) with variable amounts of volcaniclastic material. Cape Coast-type two-mica granites intrude the metasedimentary rocks.
Faults and associated structures display a complex history of movement including thrust faulting and shearing with both normal and strike–slip motion and have played a major role in

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emplacement of mesothermal gold mineralization. Regional structure is controlled by the Kenyasi Thrust Fault, a northeast to southwest trending regional thrust complex.
6.3    Local Geology
The Ahafo Operations area includes four deposits localized along two northeast-striking structural zones (Figure 6-1). A stratigraphic column for the district is provided in Figure 6-2.
Discrete mineralization styles are recognized within the Ahafo Operations area, which are termed Kenyasi-style (shear-zone hosted) and Subika-style (granite hosted).
Mineralization in Kenyasi-style deposits is associated with mixed (meta)-pelitic sedimentary rocks and (meta)-mafic volcanic units along the footwall of the Kenyasi Thrust Fault. Dixcove Suite granitoids form the hanging wall to the thrust, and appear to be overthrust onto the volcano–sedimentary sequence. Multiple thrust fault duplexes developed along the thrust contact between the granitoids in the hanging wall and volcano/sedimentary rocks in the footwall and are favorable sites for gold deposition.
In Subika-style deposits, mineralization is hosted in Dixcove Suite granitoids. The granitoids are cut by multiple mylonite zones that occur as imbricate thrusts and vary in thickness from <1 m to as much as 10 m. Zones of brittle fracturing and dilatant breccias are commonly developed over the mylonite zones and are favorable loci for gold deposition.
6.4    Property Geology
6.4.1    Apensu
The Apensu deposit, a Kenyasi-style deposit, is located on the main Kenyasi Thrust Fault zone at the southern edge of the Ahafo trend.
The Apensu deposit had horizontal dimensions of approximately 4,200 x 600 m, and has been drill tested to 800 m vertical depth. The mineralization remains open at depth and towards the north along strike.
Mineralization was developed in mylonitic to cataclasite units along the sheared contact between footwall Birimian volcano–sedimentary units and hanging wall granodiorite. Footwall units included phyllonite, meta-volcano–sedimentary units, and mixed mylonitic volcano–sedimentary units.

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Figure 6-1:    Project Geology

Fault (Undifferentiated)
Geologic Contact
Kenyasi shear corridor
North North-east trending oblique strike-slip Fault
Bid, Diorite to Quartz diorite
Bimd-gd, Monzodiorite to Granodiorite
Bimg, Gabbro to Monzogabbro
Bse, Mudstone and Siltstone
Bse-m, Mudstone and Siltstone
Bsfw, Feldspar Wacke
Bvmf, Mafic volcanic rocks
Eimz, Monzonite to Quartz Monzonite
Eiqd, Granodiorite
Mgdo, Monzodiorite Orthogneiss
Mgo, Diorite Orthogneiss
Mmdo, Granodiorite Orthogneiss
Mrd, Re-crystallized Meta-diorite
Mrgd, Re-crystallized Meta-granodiorite
Tsqm, Quartz-rich Mudstone
Mined-out Pit
Amoma
Awonsu
Apensu
Subika
N
0 1 2 3 4 5
Kilometers
121000 124000 127000 130000 133000
270000 267000 264000 261000 258000 255000

Note: Figure prepared by Newmont, 2021

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Figure 6-2:    Stratigraphic Column

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Note: Figure prepared by Newmont, 2021.

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The shear zone varied in width from about 10–75 m in true width, with gold mineralization grading >0.5 g/t Au and varying from 30–150 m in width. Higher gold grades (>5 g/t Au) were hosted in, or immediately adjacent to, strongly-altered quartz–calcite veined cataclasite. The veins ranged from veinlets of 0.1–3.0 cm in width to silica-rich veins that ranged from 2–10 cm in width.
Six structural components were identified within the Apensu Main deposit. From oldest to youngest, these are:
•A zone of plastic deformation in the footwall mixed mylonite zones, graphitic and meta-volcano–sedimentary units;
•Three hanging wall splays off the Kenyasi Thrust, S1, S2 and S3, which form zones of mylonite that display brittle reactivation;
•A splay fault in the footwall that is interpreted as a plastically-deformed, locally anastomosing shear zone and is marked with graphite;
•A cataclasite unit that is formed by brittle deformation and re-activation of the rigid granitoid forms finely-crushed rock with local tectonic breccias.
Four types of alteration were recognized and assigned logging codes, from least to most altered:
•Code 0: greenschist minerals including chlorite, calcite and rare pyrite but no evidence of hydrothermal alteration;
•Code 1: slightly bleached due to the alteration of some chlorite to paler micas; contains ankerite and rare siderite plus calcite veinlets and patches of pyrite (less than 1%) and rare thin milky quartz veins (1 cm to 3 cm width) with occasional associated visible gold;
•Code 2: grayish to yellowish massive silica and sericite patches that are 1 cm to 10 cm in width and are controlled by small brittle shears or mylonitic zones;
•Code 3: pervasively silicified rock with strong sericite, rare iron carbonate veinlets, local albite as disseminated crystals, and the complete destruction of chlorite.
Mineralization is characterized by an association of silica–albite–carbonate–white mica–pyrite alteration, quartz veining and brittle chlorite-filled fractures. Better gold mineralization is developed in quartz–calcite veins associated with pyrite grains that can vary from fine disseminations to 1.5 mm in size. Gold occurs as single grains 1–20 µm in diameter but also commonly occurs in clusters of grains from 5–10 µm. There does not appear to be an association of gold with either arsenopyrite or rutile, and the gold is generally silver-poor, with <5 ppm Ag.
Visible gold occurs in the veined cataclasite. Locally, 0.2–2.0 cm wide quartz veins can return assays with more than 32 g/t Au from coarse gold. In the oxide zone, gold is associated with coarse goethite pseudomorphs after euhedral pyrite. Gold grains in the oxidized zone range from 5–10 µm. Manganese oxides are also observed in oxide mineralization.
A cross-section through the Apensu deposit is provided as Figure 6-3.
The Apensu Deeps represents a series of steeply-dipping, structurally-controlled, high-grade shoots beneath the Apensu open pit, and the two areas share similar structural relationships and controls. Apensu Deeps has dimensions of 2.7 km x 200 m and is tested to about 1 km

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vertical depth. The Apensu Deeps area is subdivided into four zones, Apensu South, Apensu Gap, Apensu Main, and Apensu North (Figure 6-4). Mineralization remains open at depth in all zones, and to the north in Apensu North.
The deposits are hosted and aligned with the Kenyasi Fault and secondary splays and typically have moderate to steep dip towards the southeast. High-grade mineralization plunges vary from sub-vertical (Apensu South) to moderate southwesterly (Apensu Main and lower areas of Apensu North) to shallow southwesterly (upper areas of Apensu North).
Shear zone fabrics and fault geometries were inherited from early compressional deformation and include a strong cataclastic deformation of the hanging wall granitoids interpreted to be analogous to a crush breccia. Mineralized hanging wall splay faults are evident in the Apensu Main pit, and are well documented in drill core from Apensu Deeps. The intersection of these faults with the Kenyasi thrust appears to exert a primary control on the higher-grade ore-shoots as shown in Figure 6-4. The block model grades are used to highlight the structural controls and orientation of the higher-grade mineralization in that figure, with red representing grades >3 g/t Au.
The Apensu Gap area is different to the Apensu South and Apensu Main zones, as the area lacks the mafic unit that is associated with Apensu South, and the cataclasis is very weak. In this area, it appears that low-angle faults control and limit the extent of better grade gold mineralization.
Apensu North is developed in a structural jog repetition on the Kenyasi Fault beneath the Apensu Main deposit.
6.4.2    Awonsu
The Awonsu deposit, a Kenyasi-type deposit, developed on the sheared contact between mafic volcanic rocks, metasedimentary rocks and Dixcove granites. It is a continuation of the Amoma deposit, with the two mineralized zones separated by a zone of lower-grade, sub-economic mineralization.
The Awonsu deposit had horizontal dimensions of approximately 4,100 m x 150 m, and has been drill tested to 600 m vertical depth. The mineralization remains open at depth and towards the north along strike.
Footwall to the mineralization is a mixture of mafic volcanic and pelitic to turbiditic sedimentary units. The hanging wall is composed of granodiorite. Mixed mylonitic and cataclasite units and dilatant breccias, developed during plastic and ductile deformation occur in the sheared contact between the footwall and hanging wall.
Awonsu mineralization was typically more disseminated than that at Apensu. The shear zone varied in true width from 5–100 m, with gold mineralization >0.5 g/t Au ranging from 5–150 m in width.
Higher gold grades (>1.5 g/t Au) were hosted in, or immediately adjacent to, strongly-altered cataclasite, forming zones from 5–60 m in width. Grades >5 g/t Au were rare, but high-grade zones could be as much as 30 m wide. Gold grades of 0.5–1.5 g/t Au were more commonly developed in the fractured, moderately-altered hanging wall granodiorite.

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Figure 6-3:    Drill Section, Apensu Main and Apensu Deeps
Note: Figure prepared by Newmont, 2021. Mixed zone = mineralized shear zone of the Kenyasi thrust. SA2-3 Alteration = sericite–albite alteration, with an intensity of 2 or 3; this alteration intensity is associated with mineralization. .

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Figure 6-4:    Drill Section, Apensu Deeps
Note: Figure prepared by Newmont, 2021.

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Lower-grade material typically formed a halo of 2–50 m in thickness. Locally, particularly on the northern side of the deposit, higher-grade areas within the hanging wall alteration zone occurred in discontinuous mylonite zones, and in fine stringer quartz veins. A narrower low-grade halo, ranging in width from 5–30 m, occurred in the footwall. As with Apensu, higher-grade shoots were associated with a southward plunge. Typically, the shoots averaged about 2–5 g/t Au versus >5 g/t Au in Apensu.
Five structural domains were logged. The oldest is the Kenyasi Thrust Fault. Two hanging wall duplex splays off the thrust, Kenyasi Splay 1 Fault and Kenyasi Splay 2 Fault are characterized by locally anastomosing zones of mylonite in granodiorite. The Kenyasi Footwall Splay Fault is distinguished as a plastically deformed, locally anastomosing shear zone marked by graphite. The youngest structure is the cataclasite unit, which may be a later brittle sinistral re-activation of the Kenyasi Thrust Fault.
Alteration was similar to that described for the Apensu deposit but was typically less intense. Two additional codes were used at Awonsu, Alteration Codes 4 and 5, which differentiated areas of stockwork veining (Code 4) and milky sheeted veins (Code 5).
Awonsu is the only deposit within the Ahafo Operations where multiple generations of cross-cutting milky to opaque quartz veinlets with open-space filling of minor pyrite and gold mineralization were observed. Distinct, sheeted, sub-parallel milky quartz veins, 0.1–2 cm in width, with minor pyrite and occasional coarse gold, cross-cut fresh to weakly-altered hanging wall granodiorite. The milky veins generally occurred in sets of 2–10 veinlets that were separated by 10 cm to 1 m.
The general geology of the Awonsu area was shown in Figure 6-1. A cross-section through the deposit is provided as Figure 6-5.
6.4.3    Subika
The Subika deposit, to date the only example of Subika-style mineralization, developed in the hanging wall of the Kenyasi Thrust Fault but lies on a separate and parallel fault zone to the thrust fault complex that hosts the Kenyasi-style deposits.
The portion of the Subika deposit being exploited in the open pit has horizontal dimensions of approximately 2.2 km x 400 m, and is tested to about 800 m in vertical depth. The portion of the deposit being exploited from underground is the continuity of mineralization below the open pit. This portion of the deposit has horizontal dimensions of approximately 3.7 km x 400 m, and is tested to about 1,600 m in vertical depth. Subika mineralization remains open at depth and along strike.
Alteration is controlled by the 5–40 m wide “Magic Fracture Zone” (MFZ), a continuous zone of quartz–albite–sericite–carbonate–pyrite alteration.
Better grades of gold mineralization occur in dilatant zones (MFZ), ranging in width from 1–60 m. Hanging wall lower-grade mineralization tends to extend only about 30 m from the dilatant zones. Higher grade shoots within the dilatant zones plunge south at 20º to 70º. The high-grade zones appear to be controlled by dilatant left jogs in the MFZ created by offsets across the mylonite zones.

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Figure 6-5:    Cross-Section, Awonsu

B
B'
1200m
1000m
800m
600m
PH3 Pit
PH4 Pit
Drill Hole Trace
Footwall Contact/Thrust
Dyke
Mixed Zone
SA2-3 Alteration
Chonolith
Sediment
Granodiorite
100m
Plan View
B
Awonsu
B'
Apensu

Note: Figure prepared by Newmont, 2021. Mixed zone = mineralized shear zone of the Kenyasi thrust. SA2-3 Alteration = sericite–albite alteration, with an intensity of 2 or 3, this alteration intensity is associated with mineralization. Chonolith = intrusive igneous rock mass of wholly irregular form.
Four granitoid subset lithologies are recognized: diorite, gabbro, microdiorite, and diorite–gabbro mixed. Aplite and pegmatite dikes cross-cut the granitoid material.
Four structural zones are defined:
•The Victor Fault, on the southern end of the Subika deposit, is a major shear zone, 2–6 m wide, striking N60ºE, and dipping approximately 20–30º to the southeast. It locally anastomoses into three branches (Victor, Victor A, and Victor Lower Faults). It is cross-cut by dilatant breccias and brittle shears throughout, and displaces the Subika mineralization by as much as 40 m in an apparent left-lateral sense;
•The Kaalbas Fault lies just oblique to the overlying Victor fault, with a slightly more easterly trend and shallower dip;
•The Hatch Zone appears to be an anastomosing, almost east–west-trending structure, with two to three individual planes, each with 1 m to 3 m thickness developed within an overall 6–25 m wide structural zone. Mineralization appears to be displaced by about 50 m in the zone;
•The Deep One shear is apparently confined to the northern end of the deposit.

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Alteration associated with the Subika deposit is chemically similar to that in the Kenyasi-style deposits.
Mineralization is hosted in the MFZ, which typically contains >2–5 g/t Au over widths of 5–50 m. Quartz and carbonate veinlets are common with thickness between 1–50 mm. They form stockworks in some instances and most of the veins are impregnated with pyrite, and in some cases display sparse visible gold at the contact with the host rock.
The general geology of the Subika area was shown in Figure 6-1. A cross-section through the open pit portion of the deposit is provided as Figure 6-6.

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Figure 6-6:    Cross-Section, Subika
Note: Figure prepared by Newmont, 2021. SA1 Alteration = sericite–albite alteration, with an intensity of 1, represents low-grade halo; SA2-3 Alteration = sericite–albite alteration, with an intensity of 2 or three, associated with mineralization.

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7.0    EXPLORATION
7.1    Exploration
7.1.1    Grids and Surveys
The “Unified Ahafo Mine Grid” is used for the entire Project. This grid is based on the existing Ghana National Grid plus the addition of 1,000 m to the elevation in order to avoid negative elevations for mining purposes. All existing drill hole collar coordinates were recomputed to the Unified Ahafo Mine Grid.
The airborne survey used to construct the digital terrain model (DTM) for the Ahafo Operations was flown in 2004 before mining commenced. The topographic plans and DTM constructed from the survey have an accuracy of ± 1.1 m in x, y, and z directions.
7.1.2    Geological Mapping
Regional mapping was conducted at 1:50,000 scale to delineate areas of outcrop, alteration, faulting, and silicification that could act as additional vectors to mineralization and to support drill targeting.
All open pit and underground exposures are mapped as they become available, with emphasis on lithology, structural relationships and alteration, to help support folio development and understanding of key mineralization controls. These data are further applied to resource model development as well as exploration targeting.
Open pit mapping is performed at a scale of 1:3,000. An example of the mapping is provided in Figure 7-1
Underground mapping is done digitally by taking high-resolution overlapping photographs of the underground development walls and faces (taking into account the drive dimensions). These digital photographs are later stitched together to form panoramic images from which the structures, lithologies and alteration contacts are mapped in 3D Maptek Vulcan.
7.1.3    Geochemistry
Stream sediment sampling was used during the 1990s to vector into mineralized areas. There are no data on the numbers of samples taken, and many of these samples were taken outside the Ahafo Operations tenure area. Sample locations that are known are shown in Figure 7-2.
Soil sampling was primarily conducted in the 1990s and early 2000s. Over 50,000 samples were collected. Many of these samples were taken outside the current Ahafo Operations tenure area. Sample locations that are known are shown in Figure 7-3. Since 2017, deep-sensing geochemical samples have been collected (Figure 7-4). This is a proprietary Newmont technology that is applied in areas where there is no outcrop exposure due to extensive cover.

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Ahafo Operations Ghana Technical Report Summary

Figure 7-1:    Pit Mapping
Note: Figure prepared by Newmont, 2021.

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Figure 7-2:    Stream Sediment Sample Location Map
Note: Figure prepared by Newmont, 2021.

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Figure 7-3:    Soil Sample Location Map
Note: Figure prepared by Newmont, 2021.

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Figure 7-4:    Deep-Sensing Geochemical Sample Location Plan

Akomadan
Odumase
Sunyani
Wamfie
Duayaw Nkwanta
Bechem
Tepa
Kenyasi
Hwidiem
Goaso
DSG/TMG Locations
District Capital
Roads
Forest Reserve
Ahafo Tenements
Metavolcanics
Granite
Birimian volcanics
Dolerite and gabbro sills
Metamorphosed lavas and pyroclastic rocks
Phyllites, schists, tuffs and greywackes
Upper Voltaian
UPPER EAST
UPPER WEST
NORTH EAST
NORTHERN
SAVANNAH
BONO EAST
BONO
OTI
AHAFO
ASHANTI
WESTERN NORTH
EASTERN
VOLTA
GREATER ACCRA
WESTERN
CENTRAL
N
0
5
10
15
20
Kilometers

Note: Figure prepared by Newmont, 2021.

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Following the surveys, a “score” is applied to the area investigated, based on geological aspects of interest (e.g., lithology, alteration, mineralization). Collected data were processed to generate products for data integration and targeting.
Pits and trenches are excavated in areas highlighted as having anomalous assay results from soil sampling. The intent when pitting is to make contact with bedrock, or at least saprolite, for sampling and logging purposes. The initial cut is often to chest height for safety reasons. If additional depth is needed, then a safety layback is cut on at least one side of the trench. Samples are normally taken from the side or bottom of the trench on spacings of every 2 m or less as designated by the supervising geologist. A geological map of lithology, veins, structures, and alteration is made for each excavation before the excavation is backfilled.
7.1.4    Geophysics
7.1.4.1    Airborne Geophysics
Airborne geophysical surveys were conducted in 1994, 2005, 2007, 2016 and 2020 (Table 7-1; Figure 7-5). The surveys extend across the Ahafo district, and include areas outside of the Ahafo Operations area.
The high-resolution airborne surveys were useful in mapping the structures controlling mineralization in the Ahafo district on a detailed and refined scale. The data were used to enhance the existing geological interpretations over the area. Magnetic inversions performed using the datasets were useful in the generation of quality targets within the Ahafo district.
7.1.4.2    Ground Geophysics
Ground geophysical surveys were conducted from 1999–2020 (Table 7-1; Figure 7-6). The surveys extend across the Ahafo district, and include areas outside of the current Ahafo Operations area, either part of Ahafo North, or areas that Newmont no longer holds under mineral tenure.
Gradient array and pole–dipole IP/resistivity were identified as the most promising techniques. The resistivity data appeared to map silica alteration which tends to be closely associated with mineralization. Results of the semi-regional ground gravity survey indicate that the method may be a valid exploration tool for the Ahafo area. The main Ahafo deposits were located within gravity gradients.
7.1.5    Petrology, Mineralogy, and Research Studies
A number of structural, petrology, mineralogy, lithogeochemical, and research studies have been completed in the Ahafo Operations area since 1991. An MSc. thesis was completed on the structural evolution of the Subika deposit in 2011 by Emmanuel Baah-Danso. A PhD thesis completed in 2017 by Helen MacFarlane on the Sefwi Belt included some information from Newmont’s Ahafo exploration databases.

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Table 7-1:    Geophysical Surveys

Survey Type	Date	Operator	Note
Airborne	2004	Gencor	Focused on western contact of the Sefwi belt with the Sunyani basin, where the contact fell within the Project area. 200 m line spacing; total area of about 1,450 km2.
	2005	Fugro Airborne Surveys	100 m line spacing, for 1,124 line-km; covered 96.9 km2 of Ahafo central.
	2007	Fugro Airborne Surveys	Airborne magnetic survey (Midas). Altitude of 40 m at 100 m line separations. Total 3,940 line-km; survey area covered 349.6 km2.
	2016	GeoTech Surveys	Airborne magnetic survey. 56 m altitude at 100 m line separations. Total 4,182 line-km; survey area covered 380 km2.
	2020	Bell Geospace	Airborne gravity gradiometry survey. 60 m altitude at 200 m line separations. Total 7,806 line-km; survey area covered 466 km2.
Ground	1999	SJ Geophysics	Induced polarization (IP)/resistivity surveys on the Ntotroso License. Dipole-dipole spacings were 50 m, and the very low frequency (VLF) survey was at 25 m spacings. The company also completed a ground magnetics survey (10 m spacings) over the Subika and Area F prospects.
	2003	Newmont	IP/resistivity (gradient array on 25 x 50 m stations; pole-dipole and dipole-dipole on 50 m centers), total domain electromagnetics (TDEM), ground magnetics (5 x 50 m stations) and ground gravity (50 x 50 m stations) on the Yamfo South and Subenso deposits in Ahafo North.
	2004–2008		Ahafo North and Ahafo South. Typically pole–dipole IP data were collected on 50 m centers, whereas the gravity array was on 25 x 50 m spacings. Ground magnetics data (5 x 50 m stations) also routinely collected
	2006		Orientation gravity survey
	2006–2008		Semi-regional ground gravity survey trialed at Ahafo
	2009–2014		Offset pole–dipole IP survey data were collected at Subika. Two lines of transient electromagnetic (TEM) data completed at Amoma. Ground magnetic surveys conducted at Mampehia prospect
	2016-2020		IP/resistivity (gradient array on 25 x 50 m stations; pole-dipole 50 m separation) conducted on Subika, Tanoso, Mankraho, Nanapfo, Mampehia and Mehame.

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Figure 7-5:    Airborne Geophysical Survey Location Plan

65000
85000
105000
125000
145000
165000
210000
230000
250000
270000
290000
N
Sunyani
Yamfo
Atronie
Ntotoroso
Kenyase
Akyerensua
Mim
Goaso
Ayomso
Kilometers
0
5
10
20
Africa
GHANA
Legend
Road
Newmont 2020
Newmont 2016
Newmont 2007
Newmont 2005
Gencor 1994
Towns
Forest Reserve

Note: Figure prepared by Newmont, 2021.

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Figure 7-6:    Ground Geophysical Survey Location Plan

80000
95000
110000
125000
140000
155000
170000
300000
285000
270000
255000
240000
N
Sunyani
Yamfo
Atronie
Ntotoroso
Kenyase
Akyerensua
Mim
Goaso
Ayomso
0
5
10
20
Kilometers
Africa
GHANA
Legend
Road
Towns
Mining Lease
Prospecting
Forest Reserve

Note: Figure prepared by Newmont, 2021.

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7.1.6    Qualified Person’s Interpretation of the Exploration Information
The Ahafo Operations are a mature site, and the initial exploration information collected using geochemical and geophysical methods is superseded by drill and mining data. The exploration information was used to successfully vector into areas of gold anomalism that were able to support mineral resource estimation and subsequent open pit and underground mining operations.
7.1.7    Exploration Potential
Within the immediate mining area, exploration potential includes the following:
•Subika: testing for extensions of the mineralization to the northeast, and down plunge of the currently-defined limits of the deposit;
•Apensu: drill testing of the northern strike and plunge extensions to the Apensu North mineralized shoot and Gap area depth potential.
•Subika-Apensu: potential mineralization along the deep linking structures between Subika Underground and Apensu Deeps;
•Awonsu: potential mineralization extents below the existing pit.
Near-mine exploration is planned to include:
•Evaluating structurally-favorable zones and potential repetitions along and down-plunge of the Kenyasi Thrust between the Apensu South and Awonsu deposits;
•Testing down plunge depth extensions to Subika;
•Amoma: potential for mineralization extensions below the existing pit.
•Drill testing of Subika structures and adjacent parallel fault trends defined by aeromagnetic, gradient array resistivity, 3D gravity models, geochemical datasets, and projections of the important, secondary, shallow-angle, low permeability faults which focus mineralization;
•Drill testing previously-identified geochemical and geophysical anomalies where these are potentially within trucking distance of the Ahafo process plant.
7.2    Drilling
7.2.1    Overview
7.2.1.1    Drilling on Property
A total of 12,902 drill holes (approximately 1.8 Mm) was completed within the Ahafo Operations area to December 31, 2021, including 4,792 core holes (1,321,915 m), 3,597 RC holes drill holes (234,566 m), 1,475 RC pre-collar/core tail holes (207,837 m), and 1,154 aircore drill holes (34,393 m). Drilling is summarized in Table 7-2. Drilling for areas that have current mineral resource estimates are summarized in Table 7-3.

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Table 7-2:    Drill Summary Table

Drill Type	Number of Drill Holes	Meters Drilled (m)
Aircore	1,154	34,393
RC	3,594	234,366
Core	4,792	1,321,915
RC/core tail	1,475	207,837
RAB	1,887	30,922
	12,902	1,829,433
Note: Table excludes grade control drilling. Metreage has been rounded; totals may not sum due to rounding.
Table 7-3:    Drilling Supporting Mineral Resource Estimation

Deposit	Drill Type	Number of Drill Holes	Meters Drilled (m)
Apensu, Apensu South	Core	1,004	366,017
	RC/core tail	189	40,411
	RC	429	22,473
	Subtotal	1,622	428,900
Awonsu	Core	538	111,779
	RC/core tail	204	38,313
	RC	341	26,435
	Subtotal	1,083	176,526
Subika, Subika Underground	Core	2,921	799,199
	RC/core tail	213	112,426
	RC	232	29,722
	Subtotal	3,366	941,347
	Totals	6,071	1,546,773
Note: Subika total includes grade control drill holes. Metreage has been rounded; totals may not sum due to rounding.
A Project-wide drill collar location plan is provided in Figure 7-7 for the core and RC drilling, and Figure 7-8 shows the aircore drilling completed.
Between 1992 and 2002, drilling was completed primarily for early-stage, exploration-focused programs and for initial resource estimates. From 2002, drilling was used to support advanced-stage project evaluation, deposit, pit and underground delineation.

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Figure 7-7:    Drill Collar Location Plan (Core and RC)

AHAFO SOUTH PLAN MAP
120000
122500
125000
127500
130000
270000
267500
265000
262500
260000
257500
255000
N
S
E
W
Amoma
Ntotroso
Awonsu
Apensu
Subika
Kenyasi
Legend
Core Holes
RC Holes
Roads
Mined-out Pit
Forest Reserve
Kilometers
0
1
2
3
4
5

Note: Figure prepared by Newmont, 2021.

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Figure 7-8:    Drill Collar Location Map (Aircore)

AHAFO SOUTH PLAN MAP
120000
122500
125000
127500
130000
270000
267500
265000
262500
260000
257500
255000
N
E
S
W
Amoma
Ntotroso
Awonsu
Apensu
Subika
Kenyasi
Legend
Air Core
Roads
Mined-out Pit
Forest Reserve
Kilometers
0
1
2
3
4
5

Note: Figure prepared by Newmont, 2021.

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7.2.1.2    Drilling Excluded For Estimation Purposes
RAB and aircore drilling are not used to support estimation of either mineral resources or mineral reserves.
In addition, drill holes with failed quality control checks for data such as down hole survey, collar, and assays are excluded from the final data extraction used for resource/reserve estimation.
7.2.2    Drill Methods
Aircore drilling was primarily used as a first-pass evaluation tool of soil sample anomalies to bedrock. Drilling was completed by multiple contractors during Normandy’s tenure, all of which used aircore-only drill rigs. The primary drill contractor for the aircore programs completed by Newmont was African Mining Services (AMS), who used an ED100-type drill rig.
RC drilling was used as a resource delineation tool from 1995 to 2012. Drill contractors included Boart Longyear (BLY), AMS, and Geodrill. The drilling firms used both dedicated RC and multipurpose-type drill rigs, including ED703, ED704, ED045, ED062, KL900, KL200, and LF4252 rig types.
Core drilling is used to support resource estimates, and to infill in areas of predominantly RC drilling. Core drilling was completed in phases, from 1995 to the Report date. Drill holes classified as core-drilled include both RC pre-collared holes and those wholly drilled as cores.
7.2.3    Logging
Aircore drill hole logging included lithologies, alteration, oxidation states, and presence of aquifers.
Geological logging of RC drill data included lithology, alteration state, oxidation, and presence of water. Logging used pre-set codes. Drill chips were logged at the drill site, and a chip tray record of each 1 m interval retained for reference.
Detailed geological logging is carried out on all core holes, and focuses on descriptions and graphical logging of geological relationships, characteristics and mineralization. Lithology, alteration, veining, sulfide content, oxidation type and structural information are consistently captured digitally using a tablet personal computer via Visual Logger application and loaded to a global exploration database (GED) for storage. The Visual Logger application contains the standard geologic codes for the logging.
The senior project geologist for a particular project performs a minimum of 20% quality checks on all geological logging and documents the findings.
Historically, geotechnical logging of core was performed on selected drill holes from infill drilling programs to capture core recovery and rock quality designation (RQD). The selected interval for geotechnical logging was largely dependent on the observed geotechnical features. This practice was replaced by performing the geotechnical logging run by run or block to block for the entire length the hole and for all the drilled holes. Geologists log core recovery, RQD, joint condition rating, fracture frequency and strength. Information captured using Visual Logger and loaded into the GED. More specialized geotechnical logging is done by geotechnical engineers for the holes drilled specifically for geotechnical purposes.

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7.2.4    Recovery
Recovery was not usually recorded for the aircore drill programs but is typically very high.
Except for the first few meters of individual RC holes, where recovery is typically in the 20–40% range, recovery is generally about 95–98%.
Core recovery is normally 100%, except for very rare times when faults and/or graphitic shear zones are encountered. The mineralized zone, which is silicified and brecciated, is a solid rock and recovery is almost always 100% in mineralization.
7.2.5    Collar Surveys
Aircore drill hole collars were located by the survey department and verified by geology personnel.
Collars of drill holes completed prior to 2005 were surveyed by surveyors, using optical instruments and in the local mine grid coordinate system. In September 2006, Newmont transformed all the spatial data at the Ahafo Operations to a common and unified survey grid based on the projection of the Ghana National Grid. A vertical offset was added to elevations referenced to mean sea level to avoid negative values. The unified grid was called the Ahafo Unified Ghanaian National Grid. Collars of drill holes completed afterwards were surveyed by Newmont surveyors, using global positioning system (GPS) equipment and in the Ahafo Unified Ghanaian National Grid coordinate system. Data are electronically sent to the database manager.
7.2.6    Down Hole Surveys
Aircore drill holes were not down-hole surveyed. A Welnav downhole survey camera was used for RC drill holes. Core hole downhole surveys were performed with a variety of instruments, including multi-shot Sperry-Sun, Welnav, Reflex EZ-Shot and Reflex Multishot tools. All surveys were performed by the drilling company, then checked and approved by geological staff.
Magnetic declinations are adjusted for drift. The declination factor is subtracted from the magnetic reading provided by the drilling services contractor.
Quality control is completed for 5% of the holes drilled.
7.2.7    Grade Control
Newmont currently employs 10 Drilltech D45 blast hole rigs, which drill 9.5 m vertical blast holes (i.e., 8 m bench plus 1.2 m sub-drill) for grade control sampling in fresh rock. The sub-drill is not sampled for grade control purposes. Blasthole spacing is at approximately 4 m x 4.5 m spacing in both ore and waste zones.
7.2.8    Comment on Material Results and Interpretation
Drill holes are oriented with an inclination ranging from -45º to -88º for surface holes and -74º to -32º for underground holes to accommodate the steeply-dipping nature (typically -55º to -75º) of the Ahafo Operations deposits, resulting in an intersection generally representing 75–85% of

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true width. Drilling is generally orientated perpendicular (300–330º) to the strike of the orebodies (040º –050º) for surface drill holes. Underground drill holes are typically collared from the footwall into the hanging wall of the orebody, the opposite direction to the surface drill holes.
Local variation in drill orientations may be present to accommodate infrastructure constraints.
7.3    Hydrogeology
Water quality monitoring done on site is based on a monitoring plan developed to guide ongoing sampling and analysis of process fluid including groundwater and surface water collected in conjunction with Newmont’s water resources monitoring program to meet operational needs and environmental protection requirements. Sampling conducted under this plan is performed by Newmont personnel and/or contractors under the direction of Newmont staff. Monitoring data are used to quantify water quality such that any mine-related impacts to the environment can be determined and, if necessary, mitigated.
7.3.1    Sampling Methods and Laboratory Determinations
Surface and ground water monitoring routinely conducted, with sample intervals, depending on what is being monitored, that can be daily, weekly, monthly, quarterly, or annual. Samples of surface water are analyzed in the field using hand-held instruments for the following parameters: pH, specific conductivity, dissolved oxygen, water temperature, and turbidity. The color of the water is also recorded on the field form.
Community water supply wells are sampled using existing well pumps. Field parameters including pH, SC, temperature, dissolved oxygen, and turbidity are collected.
Standpipes and vibrating wire piezometers (VWPs) are installed in the perimeter of the pits to monitor groundwater levels and pore pressures for the purpose of slope stability.
Stream flow at designated stations is measured using a current meter (electromagnetic, and/or equivalent-type).
Water sample analyses are conducted by SGS or the mine site laboratory. SGS is an accredited environmental laboratory in Ghana and appropriate certifications for chemical analysis of hydrological samples. The Newmont mine laboratory is used for selected analyses, such as physical parameters, microbiology and particular nutrients.
Full suite parameters, such as nutrients and other chemicals, total and dissolved metals are assayed at one of SGS, ALS, or Intertek in Ghana. These laboratories may be used to analyze split samples as part of the QC process. All laboratories use designated analytical methods or a comparable method, and meet specific QC requirements. The laboratories hold ISO17025 accreditations for selected chemical analytical techniques.
Laboratory analytical methods used are based on the most recent edition of the American Public Health Association’s (APHA) “Standard Methods for the Examination of Water and Wastewater”, and standards from the International Standards Organization.
Quality assurance and quality control (QA/QC) measures can include:
•Ensuring sites selected are representative;
•Reviewing field forms for adherence to proper calibration and sample collection procedures

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•Achieving completeness goals of 90%, where completeness is calculated as the number of valid measurements divided by the total number of planned measurements, expressed as a percentage;
•Inserting field duplicates, laboratory duplicates, matrix spike duplicates, or laboratory control sample duplicates;
•Inserting field blanks, matrix spikes, laboratory control samples, and surrogate spikes
•Using USEPA-accepted analytical methods, where available and as appropriate;
•Checking the comparability of data collected.
7.3.2    Groundwater Models
A groundwater model was developed in 2016 by Golder Associates for the Ahafo Operations, primarily to support the open pit mines and the planned Subika underground mine. Evaluations of the potential to also underground mine adjacent to the Apensu open pit required updates to the groundwater model.
The existing FEFLOW-hosted Ahafo regional groundwater flow model was recalibrated to better represent the inflows and groundwater levels monitored in proximity of the various mines. The 2015–2016 model assumptions resulted in higher predicted groundwater inflows to the underground mine than that recorded over the 2017–2019 period, and consequently the associated drawdown cones predicted were larger than those measured based on available borehole water levels. As a result, the hydraulic conductivities assigned to the saprock, fractured and fresh bedrock zones were reduced. Lower hydraulic conductivity values and lower groundwater ingress rates were modeled to match the data collected, and the cone of depression extent was reduced.
7.3.3    Water Balance
The Ahafo Operations site-wide GoldSim model has been in use for over a decade as an operational support and long-term planning tool for mine water management at the operations. Calibration of the model is performed at least once annually through the collation and entry into the model of empirical monitoring/operational reporting data spanning a minimum of 12 months prior to the date of each calibration exercise.
Data inputs used in the calibration process included mined tonnages, mill throughput, pit dewatering rates, tailings densities, TSF reclaim rates and other factors that are likely to influence the physical water balance. Deterministic model simulations were then performed, with results relating to flows and/or storage inventories compared against measured values at key calibration locations across the model domain.
Updates of the GoldSim site-wide water balance model for Ahafo was completed during Q3 of 2020 and included Ahafo’s 2021 mine plan and production schedule. Historical and projected inflows to the Subika Underground as defined by 2020 numerical groundwater modelling were incorporated into the GoldSim model.
In parallel with the model update and calibration process completed in Q3 2020, the GoldSim model was used to support investigations performed under the Ahafo Site Water Management Study, primarily on the LOM dewatering strategy around the Apensu pit, and the decision on the

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need for and timing of additional treatment capacity, and the requirement of an impacted water pond.
7.3.4    Comment on Results
To the Report date, the hydrogeological data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active pits and underground operations.
7.4    Geotechnical
The following general information are collected for geotechnical assessment of both open pit and underground excavations:
•Rockmass classification and characterization data to estimate the rock quality;
•Structural data to determine potential structural-controlled failures;
•Damage mapping data to determine stress-related failures.
7.4.1    Sampling Methods and Laboratory Determinations
Rock mass (laboratory testing) and hydrogeology data are used for structural characterizations to support pit walls. Examples of tests done to determine the mechanical properties of rocks are tensile strength, uniaxial compressive strength, and triaxial compressive tests.
Core samples are sent to a laboratory for various geotechnical purposes such as determining the mechanical properties of the rock and estimating stress field of the rock. Core samples are selected for laboratory purposes, and are based information such as the core integrity, core quality, and geological variability. The samples are carefully selected at different depths with sample lengths based on the International Society for Rock Mechanics’ recommendation of 2.5–3 times sample diameter for elastic property testing. Current testing facilities include Rocklab in Pretoria, South Africa; E-Precision, Bibra Lake, Western Australia; and the West Australian School of Mines in Kalgoorlie, Western Australia. The laboratories are independent of Newmont. There are no internationally recognized accreditations for geotechnical techniques.
Sample selection for acoustic emission (AE) technique and deformation rate analysis (DRA) stress measurement tests is based on varying sample depths specified. Generally, samples are be selected from about 150 m below surface and sample depth ranges are approximately 200 m apart. Core samples selected for AE/DRA testwork have minimal fracture breaks and the orientation marks/line are be checked for consistency. Core samples for laboratory testing are wrapped with clean cloth and placed in either wooden or metal boxes that are lined with visco-elastic foam to minimized disturbances during shipment.
Scanline and window mapping techniques are used to characterize the various discontinuity sets within the rock mass, which aids in defining potential failure modes likely to occur in the stope and pit walls. Several aspects such as rock mass condition, stope geometry, structural fabric, stress conditions, etc. are considered during stope designs.
Run-of-mine (ROM) waste rock is used as fill material in the underground excavations. The suitability of the fill material is determined via the mechanical properties of the rock and

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fragmentation analysis to define material granularity and appropriateness. The fragmentation analysis is conducted by a qualified backfill engineer.
Blasts are measured with a geophone system to quantify the effect of vibrations into the rock mass. There are prism arrays on the pit walls to measure slope displacements. Radars are also employed to monitor slope movements in real time. A micro-seismic monitoring system is used for monitoring seismic activities in the rock mass. Extensometers are used for displacement monitoring of some selected underground excavations.
A fall-of-ground register is maintained for all rock events, which provides brief summary of sequence and nature of the rock event.
7.4.2    Comment on Results
The geological hard rock setting at the Ahafo Operations is well understood and displays reasonable consistency in the various open pits located on site. Additional testing continues to confirm the consistency of material strengths and parameters.
To the Report date, the geotechnical data collection programs have provided data suitable for use in the mining operations, and have supported the assumptions used in the active pits and underground operations. The geotechnical testwork and monitoring is used in the pit and underground designs that are discussed in Chapter 13.

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8.0    SAMPLE PREPARATION, ANALYSES, AND SECURITY
8.1    Sampling Methods
BLEG samples were collected from suitable drainages, as 2–5 kg samples, and placed in pre-numbered calico bags. The sample location was recorded, typically on aerial photographs.
Soil samples were collected as 2 kg samples from 15–20 cm depths in the soil profile, a description recorded, then samples were placed in a pre-numbered calico bag.
Rock chip samples were typically collected as 2–5 kg of grab samples from surface outcrops. Sample locations were recorded, together with a geological description.
Trench and pit samples were normally collected from the side or bottom of the trench on about 2 m spacings, or as designated by the supervising geologist. Samples ranged from 2–5 kg, and each sample position was recorded with a geological description.
Aircore drill samples were typically taken on 2 m intervals down hole.
RC samples were generally taken on 1 m intervals down hole, split using a Gilson riffle splitter, with quarter samples collected in pre-numbered RC sample bags.
Core was cut along marked orientation lines, using a diamond saw. Sample lengths varied from 0.2–1.5 m, with sample intervals selected based on the geological features of the core, including alteration.
8.2    Sample Security Methods
Sample collection, preparation, and transportation have always been performed by Newmont personnel using Newmont vehicles, or by the relevant commercial laboratory vehicle. Chain-of-custody procedures consist of sample submittal forms sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory.
8.3    Density Determinations
Newmont’s protocols for specific gravity (SG) determination require that a minimum of 30 SG samples per material type (domain) are collected at the initiation stage and identification stage of any project. For more advanced projects, SG samples are typically collected at approximately 10–20 m intervals.
SG determinations were completed by the Normandy-operated Ahafo Mobile Sample Preparation Unit (MSPU) and the SGS laboratory in Tarkwa (SGS Tarkwa). Currently, determinations are performed onsite by Newmont technicians. In all cases, SG values were measured by water displacement methods. Values range from 1.76 in saprolitic material to 2.79 in fresh rock.
Quality control (QC) measurements are performed on a minimum of 5% of samples by an independent external laboratory; currently either SGS Ahafo or ALS Kumasi. Quality assurance and quality control (QA/QC) measurements are validated by Newmont senior geological staff.

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8.4    Analytical and Test Laboratories
A number of independent laboratories have been used since 1993.
During the Normandy operating period, the primary laboratories were Transworld Laboratories, in Tarkwa, Ghana, and SGS Kumasi and SGS Tarkwa.
Newmont used UltraTrace Laboratory Pty Ltd (UltraTrace) for BLEG geochemical sampling.
Umpire laboratories used include ALS Vancouver in Canada, Gencor Laboratories, in Johannesburg, South Africa (Gencor); Inchcape Laboratory in Obuasi, Ghana (Inchcape); Genalysis Laboratories in Perth, Australia (Genalysis); Anglo-American Research Laboratories in Johannesburg (AARL); Omac Laboratories in Ireland (Omac); and Performance Laboratories in Johannesburg (Performance).
SGS Tarkwa was the primary laboratory for all drill programs for the period June 2003 to 2010. In addition to SGS, ALS Chemex (ALS) has provided laboratory services to Newmont Ghana from 2010 to date, and has used branch laboratories in various locations, including ALS Kumasi, ALS Vancouver and ALS Johannesburg.
Both SGS and ALS are independent laboratory groups that operate globally, and the SGS/ALS laboratories used for the Project are accredited to ISO/IEC17025 for selected sample preparation and analytical techniques. Currently SGS Ahafo is the primary laboratory used for the Ahafo deposits.
The on-site mine laboratory, SGS Ahafo, is managed by SGS and is used to prepare and analyze grade control, and metallurgical samples. It can also be used as the sample preparation facility for exploration/development drill holes; there is a separate sample preparation site that has dedicated equipment and is only used to process exploration samples. The on-site mine laboratory holds ISO/IEC17025 accreditation for selected sample preparation and analytical techniques.
8.5    Sample Preparation
Sample preparation methods for the various major sampling types is summarized in Table 8-1.
8.6    Analysis
The following analytical methods have been used:
•Au by fire assay and atomic absorption spectroscopy (AAS);
•Multi-element Ag, As, Bi, Ca, Cd, Cu, Fe, Hg, In, Mn, Mo, Ni, Pb, Sb, Te, Tl, U, W, Y, and Zn; aqua regia digest followed by ICP-MS finish;
•S and C analysis via LECO.

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Table 8-1:    Sample Preparation Procedures

Laboratory	Sample Type	Preparation Procedure
Newmont, UltraTrace	Stream sediment	None required
ALS Kumasi	Soil	Dried, crushed to nominal 90% passing -2 mm, pulverized to 90% passing -75 µm
SGS Ahafo, ALS Kumasi	Rock chip; pit/trench; aircore; RC	Dried, crushed to nominal 90% passing -3 mm, pulverized to nominal 90% passing -75 µm
SGS Ahafo, ALS Kumasi	Core	Dried, crushed to nominal 90% passing -2 mm, pulverized to 90% passing -75 µm
8.7    Quality Assurance and Quality Control
Newmont has considerably modified the QA/QC program at Ahafo from that used prior to 2004. Newmont maintains a QA/QC program for the Ahafo Operations. This includes regular submissions of blank, duplicate and standard reference materials (standards) in samples sent for analysis.
Results are regularly monitored. Standard results indicate that assays from each of the laboratories, Newmont’s internal mine laboratory, SGS Ahafo, ALS Kumasi, are sufficiently accurate to support mineral resource and mineral reserve estimation and mine planning. In early programs, the number of outliers was on the high side; however, after investigation, the majority of the issues were found to be caused by mislabeling and sample swapping. Sample labelling and handling procedures were improved during 2012, reducing the number of failed standards in later campaigns.
Blank results indicate that contamination is not a significant concern.
Data for field, preparation and pulp duplicate types indicates that the data are acceptably precise at the primary laboratories. The number of failures due to mixed and mislabeled samples was a concern in early programs; however, procedures for inserting and tracking duplicate samples were significantly upgraded.
Approximately 5% of pulp samples analyzed at the primary laboratory were routinely submitted to an umpire laboratory. Umpire laboratory results typically compare well with the original assay results, with the precision and bias within acceptable quality ranges.
8.8    Database
All drilling-related data are stored on a Microsoft SQL server engine which supports multi-user access. Assays, downhole surveys, and collar surveys are stored in the same file as the geologic logging information. In addition, sample preparation and laboratory assay protocols from the laboratories are kept on file. The database is administered by a dedicated database manager. Security and access to the database is achieved through Microsoft Windows server technology authentication and file permissions. These are administered by the onsite Information Technology department.
All historic paper records are filed in a manner that allows for quick location and retrieval of any information desired.
Digital data are regularly backed up. Copies of the digital database are securely stored offsite.

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8.9    Qualified Person’s Opinion on Sample Preparation, Security, and Analytical Procedures
The sample preparation, analysis, quality control, and security procedures used by the Ahafo Operations have changed over time to meet evolving industry practices. Practices at the time the information was collected were industry-standard, and frequently were industry-leading practices.
The Qualified Person is of the opinion that the sample preparation, analysis, quality control, and security procedures are sufficient to provide reliable data to support estimation of mineral resources and mineral reserves:
•Drill collar data are typically verified prior to data entry into the database, by checking the drilled collar position against the planned collar position;
•The sampling methods are acceptable, meet industry-standard practice, and are adequate for mineral resource and mineral reserves estimation and mine planning purposes;
•The density determination procedure is consistent with industry-standard procedures. A check of the density values for lithologies across the different deposits indicates that there are no major variations in the density results;
•The quality of the analytical data is reliable, and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards;
•Newmont has used a QA/QC program comprising blank, standard and duplicate samples. Newmont’s QA/QC submission rate meets industry-accepted standards of insertion rates;
•Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology, and assay data. The checks are appropriate, and consistent with industry standards.

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9.0    DATA VERIFICATION
9.1    Internal Data Verification
9.1.1    Data Validation
Newmont personnel regularly visit the laboratories that process Newmont samples to inspect sample preparation and analytical procedures. Observations not in conformity with Newmont procedures are recorded in Project files and communicated to the appropriate laboratory for corrective action to be taken.
The database is checked using electronic data scripts and triggers (see discussion in Chapter 8.8).
Newmont has conducted a number of internal data verification programs since 2002, which included the following reviews:
•Logging consistency, down hole survey, collar coordinate and assay QA/QC data;
•Geological procedures, resource models and drill plans;
•Sampling protocols, flow sheets and data storage;
•Check assay program results;
•SG data.
9.1.2    Reviews and Audits
Newmont conducts internal audits, termed Reserve and Resource Review or 3R audits, of all its operations. These audits focus on:
•Reserves processes: geology and data collection; resource modelling; geotechnical; mine engineering (long term) for open pit and underground operations; mineral processing (development); sustainability and external relations; financial model;
•Operations process: ore control; geotechnical and hydrogeology (operational); mine engineering (operational) for open pit and underground operations; mineral processing (operational); reconciliation.
The reviews assess these areas in terms of risks to the contained metal content of the mineral resource and mineral reserve estimates, or opportunities to add to the estimated contained metal content. Findings are by definition areas of incorrect or inappropriate application of methodology or areas of non-compliance to the relevant internal Newmont standard (e.g., such as documents setting out the standards that are expected for aspects of technical services, environmental, sustainability and governmental relations) or areas which are materially inconsistent with published Newmont guidelines (e.g., such as guidelines setting out the protocols and expectations for mineral resource and mineral reserve estimation and classification, mine engineering, geotechnical, mineral processing, and social and sustainability). The operation under review is expected to address findings based on the level of criticality assigned to each finding.

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Ahafo Operations 3R audits were conducted in 2012, 2014, 2016, 2018, and 2020. Earlier audits, known as Five Star reviews, were undertaken in 2005 and 2006.
The 2020 3R audit found that the Ahafo Operations were generally adhering to Newmont’s internal standards and guidelines with respect to the estimation of mineral resources and mineral reserves. The review team identified no material issues with the mineral resource and mineral reserve estimation processes. The team made a number of recommendations for site-based improvements; however, none of these recommendations were considered critical to implement. Recommendations included suggestions for improvement in the modelling process, review of site-wide cut-off grade strategies, and review of contact water management.
9.1.3    Mineral Resource and Mineral Reserve Estimates
Newmont established a system of “layered responsibility” for documenting the information supporting the mineral resource and mineral reserve estimates, describing the methods used, and ensuring the validity of the estimates. The concept of a system of “layered responsibility” is that individuals at each level within the organization assume responsibility, through a sign-off or certification process, for the work relating to preparation of mineral resource and mineral reserve estimates that they are most actively involved in. Mineral reserve and mineral resource estimates are prepared and certified by QPs at the mine site level, and are subsequently reviewed by QPs in the Newmont-designated “region”, and finally by corporate QPs based in Newmont’s Denver head office.
9.1.4    Reconciliation
Newmont staff perform a number of internal studies and reports in support of mineral resource and mineral reserve estimation for the various Ahafo Operations mines. These include reconciliation studies, mineability and dilution evaluations, investigations of grade discrepancies between model assumptions and probe data, drill hole density evaluations, long-range plan reviews, and mining studies to meet internal financing criteria for project advancement.
9.1.5    Subject Matter Expert Reviews
The QP requested that information, conclusions, and recommendations presented in the body of this Report be reviewed by Newmont experts or experts retained by Newmont in each discipline area as a further level of data verification.
Peer reviewers were requested to cross-check numerical data, flag any data omissions or errors identified, review the manner in which the data were summarized and reported in the technical report summary, and check the interpretations arising from the data as presented in the Report. Reviewers were also asked to check that the QP’s opinions stated as required in certain Report chapters were supported by the data and by Newmont’s future intentions and Project planning.
Feedback from the subject matter experts was incorporated into the Report as required.
9.2    External Data Verification
Data verification by external consultants in support of mine development and operations is summarized in Table 9-1. No material issues were identified in the reviews.

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Table 9-1:    External Data Verification

Year	Company	Note
2003	AMEC Americas Ltd	Audited database
2014	Optiro Pty Ltd	Review of Subika resource model
2016	AMEC Americas Ltd	Review of resource models; geology and data collection; mineral resource estimates; mineral reserve estimates; mine planning; geotechnical data (mining, infrastructure); metallurgy and mineral processing; financial analysis
9.3    Data Verification by Qualified Person
The QP performed site visits as discussed in Chapter 2.4. Observations made during the visits, in conjunction with discussions with site-based technical staff also support the geological interpretations, and analytical and database quality. The QP’s personal inspection supports the use of the data in mineral resource and mineral reserve estimation, and in mine planning.
The QP participated in the 3R audit in 2018, with responsibilities as the reviewing mining engineer and the audit team lead.
The QP receives and reviews monthly reconciliation reports from the mine site. These reports include the industry standard reconciliation factors for tonnage, grade and metal; F1 (reserve model compared to ore control model), F2 (mine delivered compared to mill received) and F3 (F1 x F2) along with other measures such as compliance of actual production to mine plan and polygon mining accuracy. The reconciliation factors are recorded monthly and reported in a quarterly control document. Through the review of these reconciliation factors the QP is able to ascertain the quality and accuracy of the data and its suitability for use in the assumptions underlying the mineral resource and mineral reserve estimates.
9.4    Qualified Person’s Opinion on Data Adequacy
Data that were verified on upload to the database, checked using the layered responsibility protocols, and reviewed by subject matter experts, are acceptable for use in mineral resource and mineral reserve estimation.

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10.0    MINERAL PROCESSING AND METALLURGICAL TESTING
10.1    Introduction
Metallurgical testwork was conducted at Newmont Metallurgical Services and Hazen Research under the direction of Newmont personnel. An earlier phase of testwork in 2000 was completed under the direction of and interpreted by Lycopodium Pty Ltd.
Each year, samples are selected to represent the next three years of production in mine-to-mill testing, to ensure there sufficient current testwork to support knowledge of the mill feed materials, and support process assumptions.
10.2    Test Laboratories
Newmont Metallurgical Services is an in-house metallurgical testing and research and development laboratory. Hazen Research is an independent commercial metallurgical testing facility. There is no international standard of accreditation provided for metallurgical testing laboratories or metallurgical testing techniques.
10.3    Metallurgical Testwork
Work completed included mineralogy, chemical analysis; leaching; leach characterization (as well as determination of cyanide and lime consumptions); comminution characterization for various grind sizes; Bond rod and ball mill work indices, abrasion indices and JKTech drop weight comminution parameters; grindability work; heap leach testwork; gravity concentration tests; determination of thickening and slurry pumping characteristics; rheology; tailing characterization and tailings geochemical tests; and oxygen addition. These tests were used to design the plant, which commenced operations in 2006, and support ongoing plant operations.
Results from the test work program prior to 2006 were used to develop equations to forecast throughput, recovery and cost for each ore type. The throughput, recovery and cost models have subsequently been validated and updated using results of mine-to-mill test work conducted after plant startup, and the actual process plant throughput and recovery performance.
In 2019, mine-to-mill testing was performed to characterize the material that would be treated in 2022–2024.
The current mineral reserve and mineral resource metallurgical recovery assumptions have not changed significantly since plant start-up. Recoveries for two deposits, Subika open pit and Awonsu pit phases 3 and 4, were updated in the 2019 Ahafo mine-to-mill metallurgical study. The mine plan recovery functions include allowances for gold losses due to solution and carbon losses to allow for more accurate recovery projections. The current mine plan recovery functions include a 4.5% recovery upscale factor for all deposits other than Apensu Deeps, as operational results consistently exceed laboratory recovery estimates by 4.5%. The reason for the difference (scale-up) is due to the difference in particle size distributions generated in a laboratory mill versus an operational mill (a finer distribution is generated during operations, which leads to enhanced recoveries).

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In the case of Apensu Deeps, which is under evaluation, testwork focused on using the current Ahafo metallurgical plant to treat the material. Drop weight and abrasion indices are generally higher than for the Apensu open pit material, and the Bond ball mill work index is similar. It was discovered that un-leached gold in the high-grade material is predominantly locked in pyrite, resulting in a lower recovery. Test results indicated that a finer grind of the high-grade material will improve recovery rates significantly. Additional tests are planned.
The Ahafo Mill Expansion (AME; also referred to as Line 2) was commissioned in September 2019. It entails a separate crushing/grinding circuit, and three additional leach tanks and tailings pumps. Line 2 is adding approximately 50% more capacity to the Ahafo processing plant. The Line 2 design throughput rate is 400t/hr, which is currently been achieved.
10.4    Recovery Estimates
The feed to the plant is currently both primary and oxide ore. Based on the life of mine plan, it is expected that the remaining 202 kt of stockpiled oxide ore will be processed in 2022. Average throughput projection is 9.5Mt per annum from 2022 to the end of mine life.
Recovery models were derived at a grind size of P80 106 µm, based on actual testwork conducted at current plant conditions, for the various deposits. These equations were used to determine the block by block recovery and the individual blocks recoveries were coded into the model for floating pit shells. Stockpiled material is tracked by pit source and is assigned the same metallurgical recovery as the deposit it is sourced from.
Forecast recoveries for the LOM are provided in Table 10-1.
10.5    Metallurgical Variability
Samples selected for metallurgical testing during feasibility and development studies were representative of the various styles of mineralization within the different deposits. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken and tests were performed using sufficient sample mass for the respective tests undertaken.
Samples are currently selected for every 300,000 t of ore to be processed, using a grade/tonnage table, and used in mine-to-mill testing.
10.6    Deleterious Elements
The Ahafo ores are clean ores containing low levels of problematic elements. The ores do not contain significant amounts of arsenic, selenium and mercury to indicate health or environmental risks. No appreciable levels of rich-solution-robbing materials are present in the ores. The ores contain low sulfide sulfur, and low concentrations of primary cyanide consumers (copper, nickel and zinc), which suggest that cyanide consumption may increase.

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Table 10-1:    Ahafo Recovery Estimates

Deposit/Zone	Metallurgical Recovery (%)
Apensu Deeps	84
Apensu underground	83
Apensu South underground	81
Awonsu phases 1 and 2	85
Awonsu phases 3 and 4	89
Subika open pit	93
Subika underground	94
Note: all recoveries presented on an average LOM projected grade basis.
10.7    Qualified Person’s Opinion on Data Adequacy
The QP notes:
•Metallurgical testwork completed on the Project is appropriate to establish optimal processing for the different deposits that comprise the Ahafo Operations;
•Testwork was completed on mineralization that is typical of the deposit styles. The testwork indicates that mineralization typically becomes harder with depth, and that in the primary ore gold is associated with fine pyrite mineralization or silicates;
•The mill throughput and associated recovery factors are considered appropriate to support mineral resource and mineral reserve estimation, and mine planning;
•Additional testwork is required for Apensu Deeps to confirm whether the 4% upscale factor used for all other Ahafo deposits is applicable to this mineralization;

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11.0    MINERAL RESOURCE ESTIMATES
11.1    Introduction
The close-out date for the databases used in the various mineral resource estimates are as follows:
•Subika open pit: April 2020;
•Apensu-Awonsu : January, 2020;
•Subika underground: June, 2021;
•Apensu underground: July, 2021.
Geological models were constructed using Leapfrog and Vulcan geological modeling software. Block models were built with cell dimensions that were appropriate to the deposit style, orientation and dimensions of the mineralization. Selectivity during mining, mining method, equipment size and bench height were also taken into account when determining parent cell size. Sub-blocks were used to better represent volumes of thin, high-grade mineralization. All other block models intended for open pit mining were full cell models. Grade estimation was performed at the parent cell level and sub-blocks took the grades of corresponding parent blocks.
Sub-blocks were used in both underground and open pit models to better represent volumes of thin, high-grade mineralization. Grade estimation was performed at the parent cell level and sub-blocks took the grades of corresponding parent blocks. After grade estimation the sub-blocks models for open pits were re-blocked to 24 x 12 x 8 m for Subika and 12 x 12 x 8 m for the combined Apensu–Awonsu model.
For open pit resource models, where grade control information (blasthole assays) was available, the grade estimation parameters were determined through calibration against a grade–tonnage curve derived from re-blocked grade control models. For underground resource models where no grade control information was available (Apensu Deeps and Subika underground), estimation focused on minimizing conditional bias and generation of a high-quality local estimate.
The data used for the model construction were approved drill holes extracted from the GED. Data were validated using Vulcan ISIS validation tools and on-screen visualization. Issues that came out of the validation process were resolved by project geologist and corrections were sent back to the GED before a final extraction to incorporate the validated data for the geological modeling.
Geological models incorporated various combinations of lithology, structure, alteration, mineralization and metallurgical characteristics. These elements were interpreted on section and reconciled in plan. Interpretation strings were snapped to drill hole intercepts and extrapolated 25 m beyond the last section where there was no drill hole information. Where there was drill hole information that could not support the interpretation, the extrapolation is limited to half-way between sections. Intermediary strings were generated for areas with high drill hole density. Domains were modeled if they consistently occurred on three consecutive sections.

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11.2    Exploratory Data Analysis
Exploratory data analysis made use of tools such as descriptive statistics, histograms, cumulative probability plots, box plots, and contact analysis of raw assays to guide the construction of the block model and the development of estimation plans.
Most boundaries were considered hard for mineral resource estimation purposes, except at Apensu, Awonsu and Subika open pits where some domains were combined to produce soft contacts.
11.3    Density Assignment
Specific gravity values were assigned to the combined Apensu–Awonsu block model based on oxidation surfaces interpreted by site geologists. The bottom of saprolite and the top of fresh (not oxidized) material were used to assign SG values to oxidized, partially oxidized and fresh (non-oxidized) material.
Density values were estimated into the Subika and Apensu underground models and the Subika open pit model to define local variability.
11.4    Grade Capping/Outlier Restrictions
Grade caps were determined from raw assay or composite statistics for each geology domain. In most cases, caps were determined from cumulative probability graphs of raw assays or composite, indicated correlation and verified independently by the decile or Parrish methods and/or the hi-risk approach which assesses the amounts of metal at risk in each domain.
11.5    Composites
Composite lengths vary by deposit, and range from 2–8 m, broken at geological contacts. The composites were coded for lithology, oxidation state and grade shell using the 50% rule when using MineSight software and the centroid rule when Vulcan was used for grade estimation.
11.6    Variography
Variograms were computed by lithological domain in either Sage (correlograms) or Supervisor software (correlograms/normal score transform) and were calculated in the rotated plane of the mineralization as determined from variogram contours/maps. Directional increments were used to determine principal directions in each lithological domain. The nugget effect was determined and modelled from the down the hole variograms. Usually, two spherical or exponential structures were fitted in most cases using a combination of the auto-fit option and geological interpretation. In the case of normal score transform, the final result is then back transform to original data unit.

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11.7    Estimation/interpolation Methods
Newmont has a standardized protocol for resource modelling and estimation, which includes the following steps:
•A cross-functional model planning meeting is held to define the purpose of the Resource model;
•Data quality and suitability are verified during database extraction process;
•Appropriate geological frameworks are constructed during the geological modeling phase;
•Regular progress meetings and a handover meeting of the geological model to the Resource estimation personnel are convened. A geostatistician is involved in the geological modelling process so they have an understanding of what is being modeled;
•Exploratory data analysis is undertaken as per the relevant guidelines;
•The estimation plan is consistent with the data analysis and mineralization style, change of support is investigated and where possible the model calibrated with production data;
•Resource is classified in conformance with the Resource Classification Guideline;
•Resource risk is assessed in accordance with the Resource Risk Assessment Guideline;
•A face to face or virtual meeting and presentation is held with Mine Engineering for each Resource model released;
•Model documentation is completed in conformance with the Resource Model Documentation Guideline.
All deposits were estimated using ordinary kriging (OK) interpolation methods. Grade estimations were selective by mineralization domains in most cases and restricted within a +0.2 g/t Au grade shell.
A multi-pass search strategy (usually three passes) was used to estimate each domain. Each domain used a minimum of 1–12 samples, maximum of 10–52 samples and maximum of 2–4 samples per drill hole for the first and second passes. The search distances for these two passes used the range of the second structure of the modelled variogram, or a shorter range. A third pass was introduced with a very large search distance to estimate majority of blocks that were not estimated in the first and second passes due to limited drill data.
An outlier restriction method was employed during estimation to avoid smearing high-grade samples when estimating distant blocks.
11.8    Validation
Validation used Newmont-standard methods, which included:
•An on-screen check of geological domain assignment;
•An on-screen check of composite selections;
•An on-screen, visual inspection of OK (or inverse distance to the fifth power) blocks in plan and section and a comparison with the composite input data;

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•A check on global grade bias by comparing the statistics of OK and nearest neighbor (NN) grade estimates, usually by domains;
•An on-screen check of model block density assignments;
•Hermitian correction (Herco) to account for change of (composite and block) support;
•Swath plots along the major dimensions of the deposits, comparing OK, inverse distance, and NN estimates together with tonnage by domains;
•Calibration to historical production for Subika open pit, Awonsu and Apensu deposits.
These validation procedures indicated that the geology and resource models used are acceptable to support mineral resource estimation.
11.9    Confidence Classification of Mineral Resource Estimate
11.9.1    Mineral Resource Confidence Classification
Resource classification parameters were based on the results of drill hole spacing studies. A drill spacing study conducted for Amoma in 2009 was used for the Subika, Apensu and Awonsu open pit mineral resource confidence classifications. A 2014 drill hole spacing study was used when generating the long-hole stoping model and a 2019 drill hole spacing study was used when generating the sublevel shrinkage model that together support the mineral resource confidence classification for Subika underground.
Mineral resource classification was undertaken based primarily on drill spacing and number of drill holes used in the estimate:
•Measured: drill spacing ranges from 12.5 x 12.5–25 x 25 m;
•Indicated: drill spacing ranges from 25 x 25–35 x 35 m;
•Inferred: drill spacing ranges from 50 x 50–70 x 70 m.
A quantitative assessment of geological risk was undertaken and applied on a block by block basis. Primary risks to resource quality include quantity and spacings of drill data, geological knowledge, geological interpretation and grade estimates. All identified risks are within acceptable tolerances with associated management plans.
11.9.2    Uncertainties Considered During Confidence Classification
Following the analysis in Chapter 11.9.1 that classified the mineral resource estimates into the measured, indicated and inferred confidence categories, uncertainties regarding sampling and drilling methods, data processing and handling, geological modelling, and estimation were incorporated into the classifications assigned. The areas with the most uncertainty were assigned to the inferred category, and the areas with fewest uncertainties were classified as measured.
A quantitative assessment of geological risk was completed using Newmont-standard methods and applied on a block-by-block basis. Primary risks to resource quality include quantity and spacings of drill data, geological knowledge, geological interpretation and grade estimates. All identified risks were within Newmont-acceptable tolerances with associated management plans.

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11.10    Reasonable Prospects of Economic Extraction
11.10.1    Input Assumptions
For each resource estimate, an initial assessment was undertaken that assessed likely infrastructure, mining, and process plant requirements; mining methods; process recoveries and throughputs; environmental, permitting and social considerations relating to the proposed mining and processing methods, and proposed waste disposal, and technical and economic considerations in support of an assessment of reasonable prospects of economic extraction.
Mineral resources considered amenable to open pit mining methods are reported within a Lerchs–Grossmann (LG) pit shell that uses the parameters set out in Table 11-1. Variable incremental cut-off grades that range from 0.39–0.40 g/t Au in saprolite to 0.52–0.57 g/t Au in transition/fresh material were used in the inputs.
Mineral resources considered amenable to underground mining methods are reported within underground stope designs, using the parameters in Table 11-2. Variable incremental cut-off grades that range from 2.0–2.4 g/t Au were used in the inputs.
11.10.2    Commodity Price
Commodity prices used in resource estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. An explanation of the derivation of the commodity prices is provided in Chapter 16.2. The estimated timeframe used for the price forecasts is the 11-year LOM that supports the mineral reserve estimates.
11.10.3    Cut-off
The resources are reported at varying cut-off values, which are based primarily on the material type being mined, and the mining method. Process and G&A costs are based on the assumption all material is treated through the Ahafo process plant, and such costs vary by material type.
11.10.4    QP Statement
The QP is of the opinion that any issues that arise in relation to relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work. The mineral resource estimates are performed for deposits that are in a well-documented geological setting; the district has seen nearly two decades of active open pit operations and four years of underground mining operations conducted by Newmont; Newmont is familiar with the economic parameters required for successful operations in the Ahafo area; and Newmont has a history of being able to obtain and maintain permits, social license and meet environmental standards in Ghana. There is sufficient time in the 11-year timeframe considered for the commodity price forecast for Newmont to address any issues that may arise, or perform appropriate additional drilling, testwork and engineering studies to mitigate identified issues with the estimates.

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Table 11-1:    Input Parameters, Open Pits

Parameters	Oxidation	Units	Subika	Awonsu	Apensu Main	Apensu South
Gold price		US$/oz	1,400	1,400	1,400	1,400
Royalty rate		%	5	4	3	3
Royalty		US$/oz	70	56	42	42
Refinery and carbon handling		US$/oz	1.768	1.768	1.768	1.768
Discount rate		%	0	0	0	0
Mining cost	Saprolite	US$/t mined	3.01	2.73	2.73	2.73
	Transition + fresh rock	US$/t mined	3.74	3.45	3.45	3.45
Mining cost incremental	Saprolite	US$/t mined/bench	0.002	0.024	0.023	0.023
	Transition + fresh rock	US$/t mined/bench	0.002	0.024	0.023	0.023
Waste rehabilitation cost		US$/t mined	0.06	0.06	0.06	0.06
Process & G&A cost	Saprolite	US$/t processed	16.20	16.20	16.20	16.20
	Transition + fresh rock	US$/t processed	20.28	20.40	20.94	20.48
Metallurgical recovery	Saprolite	%	96	96	96	96
	Transition + fresh rock	%	91	83	84	84
Pit slope angles (IRA)	Saprolite + transition	degrees	30	30	30	30
	Fresh rock footwall	degrees	55	41	36–48	36–48
	Fresh rock hanging wall	degrees	55	50	51	51
Cut-off grades	Saprolite	g/t Au	0.40	0.39	0.39	0.39
	Transition + fresh rock	g/t Au	0.52	0.57	0.58	0.56

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Table 11-2:    Input Parameters, Underground

Economic Parameters	Zone	Units	Apensu Deeps	Subika
Gold price		US$/oz	1,400	1,400
Royalty rate		%	5.5	7.5
Refinery and carbon handling		US$/oz	1.87	1.87
Discount rate		%	0	0
Mining cost		US$/t mined	88.15	96.27
Process cost		US$/t processed	25.07	30.59
G&A cost		US$/t processed	4.07	3.24
Metallurgical recovery	Main zone	%	90	—
	Central zone		—	94
	North zone		87	94
	South zone		90	94
Cut-off grade		g/t Au	2.0–2.4	2.8
Note: Metallurgical recovery figure is the percentage used in stope design and differs slightly from the LOM plan percentage assumption.
11.11    Mineral Resource Statement
Mineral resources are reported using the mineral resource definitions set out in SK1300, and are reported in situ.
Mineral resources are current as at December 31, 2021. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The measured and indicated mineral resource estimates for the Ahafo Operations are provided in Table 11-3. The inferred mineral resource estimates are included in Table 11-4.

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Table 11-3:    Measured and Indicated Mineral Resource Statement

Area	Measured Mineral Resources			Indicated Mineral Resources			Measured and Indicated Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Apensu	—	—	—	15,500	1.28	640	15,500	1.28	640
Awonsu	—	—	—	14,200	1.04	470	14,200	1.04	470
Subika	500	0.56	10.00	300	0.57	10	700	0.56	10
Open Pit Sub-Total	500	0.56	10.00	30,000	1.16	1,120	30,500	1.15	1,130
Apensu Deeps	—	—	—	14,200	4.02	1,840	14,200	4.02	1,840
Subika	—	—	—	2,400	3.76	290	2,400	3.76	290
Underground Sub-Total	—	—	—	16,600	3.99	2,120	16,600	3.99	2,120
Ahafo Total	500	0.56	10.00	46,600	2.16	3,240	47,100	2.15	3,250

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Table 11-4:    Inferred Mineral Resource Statement

Area	Inferred Mineral Resources
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Apensu	3,500	1.4	150
Awonsu	8,600	1.2	340
Subika	1,400	1.8	80
Open Pit Sub-Total	13,500	1.3	570
Apensu Deeps	8,500	3.0	820
Subika	2,400	4.6	350
Underground Sub-Total	10,800	3.3	1,160
Ahafo Total	24,300	2.2	1,730
Notes to Accompany Mineral Resource Tables:
1.Mineral resources are current as at December 31, 2021. Estimates are reported using the definitions in SK1300. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral resource estimate is in situ.
3.Mineral resources are reported on a 100% basis. Newmont holds a 90% interest and the Government of Ghana has a 10% free-carried interest.
4.Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5.Mineral resources that are potentially amenable to open pit mining methods are constrained within a designed pit shell. Mineral resources that are potentially amenable to underground mining methods are constrained within conceptual stope designs. Parameters used are summarized in Table 11-1 (open pit) and Table 11-2 (underground).
6.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Gold ounces are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000.
7.Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
8.Totals may not sum due to rounding.

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11.12    Uncertainties (Factors) That May Affect the Mineral Resource Estimate
Areas of uncertainty that may materially impact all of the mineral resource estimates include:
•Changes to long-term metal price and exchange rate assumptions;
•Changes in local interpretations of mineralization geometry such as pinch and swell morphology, extent of brecciation, presence of unrecognized mineralization off-shoots; faults, dykes and other structures; and continuity of mineralized zones;
•Changes to geological and grade shape, and geological and grade continuity assumptions;
•Changes to unfolding, variographical interpretations and search ellipse ranges that were interpreted based on limited drill data, when closer-spaced drilling becomes available;
•Changes to metallurgical recovery assumptions;
•Changes to the input assumptions used to derive the potentially-mineable shapes applicable to the assumed underground and open pit mining methods used to constrain the estimates;
•Changes to the forecast dilution and mining recovery assumptions;
•Changes to the cut-off values applied to the estimates;
•Variations in geotechnical (including seismicity), hydrogeological and mining method assumptions;
•Changes to environmental, permitting and social license assumptions.

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12.0    MINERAL RESERVE ESTIMATES
12.1    Introduction
Measured and indicated mineral resources were converted to mineral reserves. Mineral reserves in the Ahafo area are estimated for the Subika and Awonsu deposits, assuming open pit mining, and for Subika, assuming underground mining. Stockpiled material is also included in the mineral reserves estimates.
The Geovia Whittle pit optimization program (Whittle 4.7.3) was used to perform a Lerchs–Grossmann (LG) optimization in support of mineral reserves reporting for mineralization amenable to open pit mining methods.
A safety crown pillar of 25 m is left between the base of the Subika Phase 4 pit and the top of the Subika underground stopes. This pillar will not be mined and thus makes Phase 4 the final open pit limit for the Subika deposit.
All Inferred blocks are classified as waste in the cashflow analysis that supports mineral reserve estimation.
12.2    Open Pit Estimates
12.2.1    Pit Optimization
For mineral reserves, Newmont applies a time discount factor to the dollar value block model that is generated in the LG pit-limit analysis, to account for the fact that a pit will be mined over a period of years, and that the cost of waste stripping in the early years must bear the cost of the time value of money. In some deposits, where mineralization is uniformly distributed throughout the pit, or where the pit is shallow, discounting has little effect on the economic pit limit. For the Awonsu and Subika deposits, where upper benches contain a high percentage of the waste, and mineralization quantities and/or grade increase with depth, discounting provides a smaller pit limit upon which mine designs are based.
Pit discounting is accomplished by running the pit-limit “dollar” model through a program that discounts the dollar model values at a compound rate based on the depth of the block. In this manner, discounting is applied to future costs as well as future revenues, to represent the fact that mining proceeds from the top down within a phase.
Optimization work involved floating pit shells at a series of gold prices. The generated nested pit shells were evaluated using the mineral reserve gold price of US$1,200/oz and an 8% discount rate. The pit shells with the highest NPV were selected for detailed engineering design work.
A realistic schedule was developed in order to determine the optimal pit shell for each deposit; schedule inputs include the minimum mining width, and vertical rate of advance, mining rate and mining sequence.
Whittle analysis indicated a two-stage pit development was the best option for Awonsu, using a minimum mining width of 50 m. Mining within the Subika open pit is in the final stage with limited potential to expand at depth as a result of the underground crown pillar. No changes

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were made to the Phase 4 pit design for Subika. The minimum mining width between the mined-out third phase of the Subika pit and the final, fourth phase, was 50 m.
12.2.2    Optimization Inputs
Operating costs for mining, processing, site and Accra administration were developed as part of the 2022 business plan (BP22) process. The costs build-up for the LOM in that plan were based on actual values as of the end of April 2021, as well as inclusion of a number of projected cost-saving measures and efficiency gains. Costs were un-escalated. Input parameters used in the constraining pit shells are summarized in Table 12-1. The costs developed as part of the LOM plan were based on a three-shovel mining fleet through to the end of the mine life. Truck and drill quantities were forecast and budgeted during the business planning process based on detailed studies. MineSight’s MSHaulage software was used to generate haulage distances and travel times based on truck field studies and site-based speed tables. The travel times were input into XERAS software, together with the mining and process schedule, to generate the required truck quantities per period. Drill quantities were forecast based on mining rates, pattern size and pit specific penetration rates.
Process costs were determined for each pit and material type (oxide and primary) using BP22 and results of internal studies. The theoretical process cost per tonne was determined for each material type from both the BP22 costs and ore feed blend.
Reclamation and closure costs were estimated from site environmental calculations.
Mine operating costs are sensitive to the cost of diesel fuel. Mineral reserves assume US$0.8861/L diesel for Brent pricing as per Newmont Corporate Guidance and account for Ghanaian taxes and local delivery. Mill operating costs are sensitive to the cost of electrical power. The mineral reserves assume a power cost of US$0.124 per kWh based on Newmont’s estimate of long-term power costs.
12.2.3    Ore Loss and Dilution
All operating pits at Ahafo South are mined on 8 m benches. The Subika model is a 24 x 12 x 8 m model to account for the 8 m mining. Block models for Awonsu, however, are produced using a 12 x 12 x 8 m block dimension to reflect the increased selectivity in ore zones.
The block models were constructed to include the expected dilution based on mining methods, bench height and other factors. The current mine and process reconciliation appears to support this assumption.

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Table 12-1:    Input Parameters, Open Pits

Parameters	Oxidation	Units	Subika	Awonsu
Gold price		US$/oz	1,200	1,200
Royalty rate		%	5	4
Royalty		US$/oz	70	56
Refinery and carbon handling		US$/oz	1.77	1.77
Discount rate		%	0	0
Mining cost	saprolite	US$/t mined	3.01	2.73
	transition + fresh rock	US$/t mined	3.74	3.45
Mining cost incremental	saprolite	US$/t mined/bench	0.002	0.024
	transition + fresh rock	US$/t mined/bench	0.002	0.024
Waste rehabilitation cost		US$/t mined	0.06	0.06
Process & G&A cost	saprolite	US$/t processed	16.20	16.20
	transition + fresh rock	US$/t processed	20.28	20.40
Metallurgical recovery	saprolite	%	96	96
	transition + fresh rock	%	91	83
Pit slope angles (IRA)	saprolite + transition	degrees	30	30
	fresh rock footwall	degrees	55	41
	fresh rock hanging wall	degrees	55	50
12.3    Underground Estimates
12.3.1    Mining Zones
The underground mining operations are split into two areas:
•The Upper mining zone, above the 840 relative level (RL); also referred to as the upper Yoda area;
•The Central mining zone (corridor) below the 840 RL; also referred to as the Central area.
12.3.2    Stope Designs
The mine plan assumes use of a number of different mining methods including:
•Sub-level shrinkage stoping (SLS);
•Long-hole open stoping (LHOS).
Stope designs for underground operations are based on the parameters in Table 12-2. Additional input parameters to the underground mineral reserves estimate are provided in Table 12-3. Chapter 13.3 provides details on mine designs and cut-off grades.

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A 25 m thick crown pillar will be left between the base of the Subika open pit, and the underground operations. An exclusion zone was created for the region under the final pit shape. Stopes within the exclusion zone that could not be adequately supported with additional ground support were removed from the mine plan.
Stopes were created using Deswik Stope Optimizer software at the required stope height, length and cut-off criteria based on the mine area. The stope widths depend on the stope cut-off and dilution (over-break) added to stope design, and the mining method used.
12.3.3    Ore Loss and Dilution
A stope recovery of 90% is expected in all mining areas. Dilution is projected to average 7.6%.
12.4    Stockpiles
Stockpile estimates were based on mine dispatch data; the grade comes from closely-spaced blasthole sampling and tonnage sourced from truck factors. The stockpile volumes were typically updated based on monthly surveys. The average grade of the stockpiles was adjusted based on the material balance to and from the stockpile.
Table 12-2:    Design Parameters, Subika Underground

Parameter	Unit	SLS	LHOS
Stoping incremental cut-off	g/t Au	2.4	2.9
Dilution hanging wall	m	0	0.5
Dilution footwall	m	0	0
Dilution development	%	12	12
Stope width minimum	m	15	>5
Stope width maximum	m	15	35
Level spacing LHOSR	m	25	25
Min stope length	m	15	>15
Max stope length (excluding pillar)	m	60	40
Stope-pillar extraction	%		0
Minimum pillar ratio			1.3
Fill assumption	%	65	70
Pillar lengths	m		20-35
Crown pillar	m	Approx 50	Approx 30
Stope end wall
Footwall angle	degrees	100	110
Hanging wall angle	degrees	70	70
Minimum pillar between stopes	m	0	20
Stope recovery	%	88.9	88.9
Mill recovery	%	94	94

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Table 12-3:    Input Parameters, Subika Underground

Economic Parameters	Units	Values
Gold price	US$/oz	1200
Royalty rate	%	5
Refinery and carbon handling	US$/oz	1.87
Discount rate	%	8
Mining cost	US$/t mined	59.20
Process cost	US$/t processed	14.42
G&A cost + site sustaining	US$/t processed	5.85
Cut-off grades	g/t	2.4–2.9
12.5    Commodity Prices
Commodity prices used in mineral reserve estimation are based on long-term analyst and bank forecasts, supplemented with research by Newmont’s internal specialists. The estimated timeframe used for the price forecasts is the 11-year LOM.
12.6    Mineral Reserve Statement
Mineral reserves have been classified using the mineral reserve definitions set out in SK1300. The reference point for the mineral reserve estimate is the point of delivery to the process facilities. Mineral reserves are reported on a 100% basis. The Government of Ghana has a 10% free-carried interest in the Project. Newmont has a 90% interest.
Mineral reserves are reported in Table 12-1 and are current as at December 31, 2021. Tonnages in the table are metric tonnes. Mineral reserves are reported using the mineral resource definitions set out in SK1300.
12.7    Uncertainties (Factors) That May Affect the Mineral Reserve Estimate
Areas of uncertainty that may materially impact all of the mineral reserve estimates include:
•Changes to long-term metal price and exchange rate assumptions;
•Changes to metallurgical recovery assumptions;
•Changes to the input assumptions used to derive the mineable shapes applicable to the assumed underground and open pit mining methods used to constrain the estimates;
•Changes to the forecast dilution and mining recovery assumptions;
•Changes to the cut-off values applied to the estimates;
•Variations in geotechnical (including seismicity), hydrogeological and mining method assumptions;
•Changes to environmental, permitting and social license assumptions.

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Table 12-4:    Proven and Probable Mineral Reserve Statement

Area	Proven Mineral Reserves			Probable Mineral Reserves			Proven and Probable Mineral Reserves
	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)	Tonnage (x 1,000 t)	Grade (g/t Au)	Cont. Gold (x 1,000 oz)
Awonsu	—	—	—	32,900	1.57	1,660	32,900	1.57	1,660
Subika	11,800	2.35	890	6,700	2.19	480	18,500	2.29	1,360
Open Pit Sub-Total	11,800	2.35	890	39,600	1.67	2,140	51,400	1.83	3,020
Subika	9,400	3.76	1,140	12,700	2.68	1,100	22,100	3.14	2,240
Underground Sub-Total	9,400	3.76	1,140	12,700	2.68	1,100	22,100	3.14	2,240
Stockpile Sub-total	28,300	0.92	830	—	—	—	28,300	0.92	830
Ahafo Total	49,500	1.80	2,860	52,400	1.92	3,240	101,800	1.86	6,090
Notes to Accompany Mineral Reserves Table:
1.Mineral reserves are current as at December 31, 2021. Mineral reserves are reported using the definitions in SK1300. The Qualified Person responsible for the estimate is Mr. Donald Doe, RM SME, Group Executive, Reserves, a Newmont employee.
2.The reference point for the mineral reserve estimates is the point of delivery to the process plant.
3.Mineral reserves are reported on a 100% basis. Newmont holds a 90% interest and the Government of Ghana has a 10% free-carried interest.
4.Mineral reserves that are estimated using open pit mining methods are constrained within a pit design based on an optimized Lerchs–Grossmann pit shell. Parameters used are shown in Table 12-1 for the open pit mineral reserves and Table 12-2 and Table 12-3 for the underground mineral reserves.
5.Tonnages are metric tonnes rounded to the nearest 100,000. Gold grade is rounded to the nearest 0.01 gold grams per tonne. Gold ounces are estimates of metal contained in tonnages and do not include allowances for processing losses. Contained (cont.) gold ounces are reported as troy ounces, rounded to the nearest 10,000.
6.Rounding of tonnes and contained metal content as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content. Due to rounding, some cells may show a zero (“0”).
7.Totals may not sum due to rounding.

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13.0    MINING METHODS
13.1    Introduction
Open pit mining is conducted using conventional techniques and an Owner-operated conventional truck and shovel fleet.
Underground mining is currently conducted using conventional stoping methods, and conventional mechanized equipment. Underground mining is conducted by a contractor.
13.2    Open Pit
13.2.1    Geotechnical Considerations
Open pit design uses defined geotechnical domains together with rock mass quality ratings for the principal lithologies and appropriate pit design criteria that reflect expected conditions and risk. Inter-ramp angles vary by deposit and pit wall lithology, and range from 30–55º. Both Newmont’s Geotechnical Engineering Department and external consultants have completed geotechnical studies and provided the geotechnical recommendations that form the basis for pit designs. A ground control management plan was developed, and is updated on an annual basis.
13.2.2    Hydrogeological Considerations
The active pits are currently mining below the water table. Pit dewatering uses a combination of perimeter and in-pit dewatering wells, in-pit sumps, and horizontal drains. A network of monitoring piezometers is installed around all of the operating pits.
13.2.3    Operations
The Surface LOM plan currently envisages mining at an average rate of approximately 26 Mt/a for nine years and peaking at 32.6 Mt/a in 2022 with a maximum rate of advance by pit stage of eight benches per annum and an average of six benches (48 m) per year. The open pit mine life will extend to 2030 with Awonsu phase 4 being the last pit. Milling will cease in 2032 after treatment of stockpiled ore. A final pit layout plan showing the pit phases for each of the open pits is provided in Figure 13-1.
Pit design assumptions include haul road widths for two-way travel of 30 m, maximum ramp grades of 10% and minimum pit-bottom widths of 30 m in deep pits as a safety measure. In selected pit-bottom benches where good grades are located, the haul road widths are reduced to 21 m wide one-way traffic to allow for maximum mining recovery.

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Figure 13-1:    Final Pit Layout Plan

N
WAMAHINSO
AMOMA PIT
AMOMA WASTE DUMP
AMOMA TOWER
AMOMA STOCKPILES
YAWUSUKROM
GYEDU
NTOTOROSO
NTOTOROSO RESETTLEMENT SITE
WATER STORAGE FACILITY
DOKYIKROM
TAILINGS STORAGE FACILITY
AWONSU WASTE DUMP
ROMPAD
APENSU WASTE DUMP
APENSU PIT
APENSU INTERSECTION STOCKPILES
PLANT SITE
TAILINGS TOWER
ECD 3
ECD 4
SUBIKA WEST WASTE DUMP
SUBIKA PHASE 4
SUBIKA EAST WASTE DUMP
KENYASE No. 2 RESETTLEMENT SITE
KENYASE CAMP
KENYASE No. 2
KENYASE No. 1
AKYERENSUA
118000
120000
122000
124000
126000
128000
130000
132000
269000
266000
263000
260000
257000
254000

Legend

| | | |
|---|---|---|
| IWP_Layout | Mining_lease_boundary | Primary_Road |
| Awonsu_Wd_Bnd | Haul Roads | Apensu_Dump |
| Pipe_Lines | Roads | Rivers/Streams |
| Fence_Line | | Stockpiles |
| Fiber_Optics | | Topsoil |
| Forest_Reserve | | Approved_Mining_Area |
| | | Settlements |
| | | Buildings |
| | | Mine_Take |
| | | Moratorium_Area |

Meters
0 1,000 2,000

# NEWMONT GHANA GOLD LTD

**Title: GENERAL LAYOUT SHOWING AHAFO SOUTH FACILITIES**

Coordinates are in Ghana Meter Grid (GNG)

Drawn by: Emmanuel Oko Yemoson

Kwame Agyare Acheampong

Date: November , 2021

**Surveyor's Approval:**

13.2.4    Blasting and Explosives
Production drilling and blasting for the open pits is conducted on 8 m benches with a subdrill of 1.2 m, using a 165 mm diameter bit. The pattern for production drilling is 4 x 4.5 m in both ore and waste, with powder factors varying by material type and geological conditions. Bulk

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emulsion is loaded into both production and buffer holes; the stemming length varies according to rock type and other geologic conditions but it is generally at 3.3 m. Pre-splitting is conducted on all pit wall areas with power-split explosives supplied by the explosives provider, Orica.
The powder factor for open pits is 0.92kg/m3.
13.2.5    Grade Control
Samples from blast hole drilling in the open pit are analyzed and assay results used to generate grade control polygons that are demarcated on the ground for ore and waste zone mining. The blast hole pattern is typically 4 x 4.5 m.
13.2.6    Production Schedule
The combined open pit and underground production schedule is provided in Table 13-1.
13.2.7    Equipment
All open pit equipment is Owner-operated and owned. An equipment summary is provided in Table 13-2.
13.2.8    Personnel
The LOM personnel requirements for the open pit operations are 507 people.
13.3    Underground
13.3.1    Geotechnical Considerations
Geotechnical data collection is outlined in Chapter 7.4.
Baseline geotechnical information was used in the initial underground designs, at a time when a long-hole open stoping mining method was the preferred mining method. An improved understanding of the geotechnical setting, incorporating information on adverse in-situ stress conditions and variations in the rock mass quality, led to the selection of sublevel shrinkage stoping (SLS) in preference to long-hole open stoping.
Table 13-1:    Combined Open Pit and Underground Production Schedule

Item	Unit	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Material mined	M tonnes	294	35	34	31	34	32	35	27	18	10	2	—
Ore processed	M tonnes	102	10	10	10	10	10	9	10	10	9	9	5

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Table 13-2:    Equipment List

Item/Purpose	Comment	Peak Number
Production drills	D45KS	7
Presplit drills	D560	3
Production shovels	Liebr9400	3
Haul trucks	CAT 785C	25
Graders	CAT16M	2
Loaders	CAT 992K&G	5
The SLS mining method addresses major geotechnical risks associated with the initial long-hole open stoping mine design and the adaptation of ground control measures (such as center-out mining approach which eliminates diminishing pillars, backfilling, just-in-time development, chevron-type mining sequence, creation of stress shadows along the hanging wall, instrumentation monitoring, etc.) further improves the regional stability of the underground excavation.
A transition zone between mining methods at 450 meters below surface (mbs) was required to migrate the different stoping types.
13.3.2    Hydrogeological Considerations
Ground water inflows of approximately 40–45 L/s are predicted, and the current Subika dewatering system capacity is around 140 L/s. A 125 L/s dewatering system at the new pump station on 700 Level will serve as the main system with the 140 L/s capacity serving as a backup.
13.3.3    Operations
Mining levels are based on the mining method to be used, which varies by depth from surface (Table 13-3; Figure 13-2).
Table 13-3:    Mining Methods

Mining Method	Interval	Comment
Sub level shrinkage stoping (SLS)	Below 700 RL	20 and 25 m levels. Mined using a top-down mining method.
Long-hole open stoping (LHOS)	Above 750 RL	25 m levels. Mined using top-down methods.

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Figure 13-2:    Example Level Layout Schematic by Mining Method
Note: Figure prepared by Newmont, 2021.
Stopes in the central mining zone, 800–700 RL, are being mined using the sub-level open stoping mining method through a set of twin spiral declines that were developed off the existing main haulage decline. Level accesses were created off the decline at 25 m intervals to intersect the ore zone.
The ore drives were driven to the extents of the defined mining corridor and stoping is being retreated from the end of the orebody towards the accesses. These stopes are being mined top-down.
The stopes were mined in panel with the maximum span up to 100 m vertical distance. Stopes were mined using a combination of longitudinal and transverse retreat methods in 25 m sublevels. A section of the mining area on the 800–750 RL will be mined in 50 m panels to increase productivity. Stopes were mucked using a combination of free and remote bogging. The ore on these levels was loaded directly from the mining extraction level to trucks or/and

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stockpiles, hauled up through a designated(one-way) main decline to surface, and placed on the run-in-mine (RIM) pad. Surface haulage trucks transported material from the RIM pad to the process plant ROM pad.
The open stopes were backfilled with unconsolidated rock ones the stope panel was completed.
The declines were connected via a link drive that acted as a ventilation, escapeway and haulage connection between the two declines. To increase productivity, there was a one-way traffic in and out of the mine with the aid of the two declines and decline links.
Below the 725 RL, the access drive from the decline connected to a footwall drive that was offset from the ore zone by 30 m. Stope access drives were driven off the footwall drives to develop the stopes in the mineralized zone. The footwall drives were used for infrastructure to connect ventilation returns, fresh air, sumps and other infrastructure to support mining on the levels.
The second mining method being used was the SLS method. This started from the 680 RL. The mine will totally transition to the SLS mining method in a few years when the open stopes are complete, but currently, the two mining methods are being used together.
A 50 m sill pillar was established from the 750–700 RL to separate the two mining methods. The sill pillar houses infrastructure such as the 15 fill passes for backfilling and the geotechnical instrumentation monitors.
The first two levels, 680 RL and 660 RL, have 20 m sublevels and from 635 RL, the sublevels are every 25 m.
Apart from the 680 RL that is using the longitudinal mining approach, the rest of the levels are/will be mined using the transverse method. Mining commences from the center of the orebody out towards the draw point extremities, thus splitting the mining fronts into two halves. Production rings are being fired adopting the chevron mining pattern. This will ensure the mine achieves multiple mining fronts to maximize production.
A structured draw percentage strategy by level was used for the extraction of the blasted material which started from 45% draw in high-grade rings and 30% draw in low-grade rings on the 680 RL.
Current plans are to mine two sublevels concurrently due to geotechnical seismicity guidelines. Unconsolidated backfill material are introduced through the fill passes to ensure wall stability and maintain the integrity of the sill pillar. The backfill material is currently being sourced from the underground waste development headings and later, the yet to be developed waste pass from surface. The waste pass from surface will make use of the open pit WRSF material.
A final mine layout plan is provided in Figure 13-3.
13.3.4    Ventilation
The ventilation system for Subika includes refrigeration, primary and secondary fans and intake and return ventilation raises. Subika underground currently has two primary exhaust systems installed. The total mine air supply is approximately 800 m3/s.

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13.3.5    Blasting and Explosives
The powder factor for both open stopes and the sub-level stoping ranges from 0.4–0.55 kg/t. For optimal drilling efficiency a burden of 2.8 m with ring toe spacing of 3.2 m is used for stopes. Currently the emulsion density is 1.2 g/cm3 with 403 and 406 gassers for up-holes and down-holes respectively.
13.3.6    Ore Control
Underground or control drilling is at 12.5 m and 17 m spacing for long-hole open stoping and sub-level shrinkage mining methods respectively, targeting at least two levels ahead of mining.
Full core samples generated from the ore control drilling were logged and assayed, and the resultant data together with mapping data from development headings, were used to the build geologic model, which then feeds into the block model constructed for mine production, delineating ore and waste zones in the process.
13.3.7    Production Schedule
The combined open pit and underground production schedule was provided in Table 13-1.
13.3.8    Equipment
Table 13-4 summarizes equipment requirements for the LOM plan.
13.3.9    Personnel
The mining personnel total required for underground operations is 126 persons.

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Figure 13-3:    Final Underground Mine Layout Plan

SUBIKA UNDERGROUND LOM PLAN
N
SURFACE WASTE PASS
VR1
VR5
VR4
VR3
VR2
VR6
SUBIKA PIT ASBUILT
UPPER NORTH
PH4 PIT LIMIT
SLS FILL PASSES
EMP SOUTHERN BLOCK OPEN STOPES
CENTRAL SLS MINING BLOCK
Legend - ZONE
Description
Color
EMP
SKY
YOD
1,500RL
1,450RL
1,400RL
1,350RL
1,300RL
1,250RL
1,200RL
1,150RL
1,100RL
1,050RL
1,000RL
950RL
900RL
850RL
800RL
750RL
700RL
650RL
600RL
550RL
500RL
450RL
400RL
350RL
300RL
250RL
200RL
150RL
100RL
50RL

Note: Figure prepared by Newmont, 2021. EMP = Emperor mining zone; YOD = Yoda mining zone; SKY = Sky mining zone. Grey blocks are mined out.
Table 13-4:    Equipment Requirements, Underground

Item/Purpose	Peak Number
Drills, jumbos and bolters	9
Raise borers	2
Load–haul–dump vehicles	5
Underground trucks	6
Trucks	7
Wheel loaders	5
Graders	2

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14.0    RECOVERY METHOD
14.1    Process Method Selection
The process plant design was based on a combination of metallurgical testwork, previous study designs and industry standard practices for handling combinations of fresh rock and saprolite, together with debottlenecking and optimization activities once the mill was operational. The design is conventional to the gold industry and has no novel parameters.
14.2    Process Plant
A summary process flow sheet is included in Figure 14-1.
14.2.1    Plant Design
The process plant started operations in 2006 and was designed to treat 7.5 Mt/a using a blend of 27:73 oxide to primary ore. The plant was expanded in 2019 to treat an additional 3.0 Mt/a of primary ore. The planned throughput for the remaining LOM is projected to vary from 9.5–10.2 Mt/a (1.200–1,300 t/h), depending on the ore blend from the pits and underground operations.
The process route commences with one single-stage primary crushing fed by direct truck dump or front-end loader for crushing of primary ores onto a live crushed stockpile. This material is fed from the live crushed stockpile directly onto the Line 1 semi-autogenous grind (SAG) mill feed conveyor by apron feeder. An MMD-sizer is fed by front-end loader for treatment of oxide ore, which is fed directly onto the SAG mill feed conveyor.
Line 1 SAG milling is in close circuit with pebble crushers for scats or pebble crushing. Crushed pebbles scats return to the SAG mill feed conveyor. This is followed by closed-circuit ball milling to a P80 size of 106 µm for Line 1.
The Line 2 was commissioned in September 2019. The process route commences with one single-stage primary crushing fed by direct truck dump or front-end loader for crushing of primary ores onto a live crushed stockpile. This material is fed from the live crushed stockpile directly onto the Line 2 SAG mill feed conveyor by apron feeder. SAG milling is in closed circuit with pebble crusher for scats or pebble crushing. Crushed pebbles scats return to the SAG mill feed conveyor. This is followed by closed-circuit cycloning to a P80 size of 106 µm for Line 2.
The Line 1 and Line 2 cyclone overflow feed converge and through the trash screens to leach feed thickening. The thickener feed is pumped through 13 carbon-in-leach (CIL) tanks. Cyanide and oxygen are added to the thickener feed for leach with gold recovery from solution using activated carbon.

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Figure 14-1:    Process Flowsheet

LINE 1 (EXISTING)
LINE 2
GYRATORY CRUSHER
PRIMARY STOCKPILE
PEBBLE CRUSHER
SAG MILL
CYCLONES (x12)
BALL MILL
PRE-LEACH THICKENER
MILLING WATER
CYCLONES x9
NOTE 1
ACID WASH COLUMN
ELUTION COLUMN
ELECTROWINNING CELLS
ELUTION SYSTEM
LEACH
CARBON REGENERATION KILN
BARRING FURNACE
POURING MOULDS
GOLD BULLION
CIL
CCD2
CCD1
PROCESS WATER POND
RAW WATER POND
TAILINGS DAM

NOTES:
1. SAME PROJECT.

**LEGEND**

- POTENTIAL FUTURE
- INTERMITTENT
- EXISTING
- BL — BATTERY LIMIT

| DRG No | REFERENCE DRAWINGS | No | DATE | REVISIONS | DRN | CHK'D | DESIGN | DESIGN APP'D | PROJ APP'D | CLIENT APP'D |
|---|---|---|---|---|---|---|---|---|---|---|
| | | 0 | 07/12/2015 | ISSUED FOR DETAIL DESIGN | HK | AG | | | | |
| | | D | 13/10/2014 | HAZOP COMMENTS INCORPORATED | SdP | AG | | | | |
| | | C | 13/10/2014 | ISSUED FOR HAZOP 2 REVIEW | HK | AG | | | | |
| | | B | 18/08/2014 | COMMENTS ADDED | LG | AG | . | . | . | . |
| | | A | 22/08/2014 | ISSUED FOR COMMENT | MK | AG | . | . | . | |

CLIENT: NEWMONT GHANA GOLD LIMITED

PROJECT: AHAFO MILL EXPANSION

DRA

NOTICE: This drawing has not been publicly disclosed and is the sole property of Newmont Ghana Gold Limited and is lent to the borrower for their confidential use only, and in consideration of the loan of this drawing, the borrower promises and agrees to return it (and any authorized copies) upon request and agrees that it shall not be reproduced, copied, provided or otherwise disposed of directly or indirectly to any other person or entity, nor used for any purpose other than for which it is furnished.

DRAWING TITLE: LINES 1 AND 2 PROCESS FLOW DIAGRAM — LINE 2

| SCALE | DRAWN | DATE | JOB No. | DWG No. | REV. |
|---|---|---|---|---|---|
| NTS | PAB | | DC8407 | 000–F–001 | 0 |

Note: Figure prepared by Newmont, 2021.

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An 18 t Anglo American Research Laboratory method (AARL) elution circuit is used to strip gold from loaded carbon. Rich solution from the elution circuit reports to the gold room rich solution tank. Electrowinning of rich solution is conducted using stainless-steel cathodes, and the sludge collected from the stainless-steel cathodes is smelted in a furnace to produce doré.
A counter-current decantation (CCD) circuit was commissioned in 2008 to recover cyanide from CIL tailings prior to discharge to the TSF. Recovered cyanide is effectively re-used in the CIL circuit and weakly acid-dissociable cyanide (CNWAD) levels in the plant tailings are effectively controlled to ensure discharge limit of 50 ppm CNWAD is not exceeded.
14.2.2    Equipment Sizing
Design criteria are summarized in Table 14-1. The plant equipment is outlined in Table 14-2.
14.3    Power and Consumables
Consumables used include reagents, and high- and low-pressure air. The main water sources for the process plant are from stored water in the mined out Apensu open pit and the TSF. Potable water is sourced from boreholes. The Line 1 installations require approximately 30 MW of power to operate at full capacity while Line 2 draws about 15 MW of power. The site has an emergency backup generation plant consisting of seven 3.9 MW high-speed GE generators that together are capable of producing about 27.3 MW of supplemental power.
14.4    Personnel
The process personnel required for the LOM plan total 251 persons. This count includes both operations and maintenance staff.

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Table 14-1:    Design Criteria

	Units	Saprolite	Primary
Plant capacity	Mt/a	0.42	9.5
Head grade (design)	Au g/t	0.65	1.87
Design gold recovery	%	95.0	92
Crushing plant availability	%	92	92
Mill/CIL availability	%	93	93
Bond abrasion index (Ai)		0.34–0.83	0.34–0.83
Bond ball mill work index (BWi)	kWh/t	17.4–19.2	17.4–19.2
Grind size (P80)	μm	106	106
Installed mill power (SAG + ball)	kW	26,000	26,000
Number of CIL tanks		13	13
Total CIL volume	m3	42,250	42,250
Calculated CIL residence time	h	20.7	20.7
Cyanide consumption	kg/t	0.24	0.24
Quicklime consumption	kg/t	3.44	0.9
Elution circuit type		AARL	AARL
Elution circuit size	t	18.0	18.0
Frequency of elution	strips/week	7.0	7.0

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Table 14-2:    Plant Equipment

Number/Qty	Details of Specification
2	54-inch x 74-inch gyratory crusher with 500 kW installed motors power
1	MMD 154 series twin-shaft 4-tooth x 9 ring sizer with 2 x 150 kW installed motor power
2	10.36 m x 5.0 m EGL SAG mill with 2 x 650 kW installed motor power
2	3.6-m x 7.3-m double deck pebble dewatering screen, top deck -33 mm x 66 mm, bottom deck 10 mm x 36 mm panels
2	MP 800 pebble crusher, one duty, one standby, each with 600 kW installed motor power for line 1
2	HP 400 pebble crusher, one duty, one standby, each with 315 kW installed motor power for line 2
1	7.31 m x 11.90 m EGL ball mill with 2 x 650 kW installed motor power
12	26” Krebs cyclones for line 1
12	20” Krebs cyclones for line 2
3	3.6 m x 6.1 m cyclone overflow trash screen, two duty, one standby, screen aperture- 0.7 mm x 12 mm, 37 kW 4-pole motor, DF 504S exciters
1	42 m pre-leach thickener
13	3,250 m3 leach and adsorption tanks
13	Lightning agitators, 783 gearbox, A310 shaft and impellers
1	1.8 m x 4.8 m carbon recovery screen, screen aperture; 1.1 mm x 12 mm
2	3.6 m x 6.1 m carbon safety screen, one duty, one standby, screen aperture 1.1 mm x 12 mm, 30 kW 4-pole electric motor, DF 501S exciters
2	42 m CCD thickeners
1	1.2 m x 3.6 m carbon dewatering screen, screen aperture 0.7 mm x 12 mm
1	18 t acid wash column
1	18 t elution column
2	6,000 amp electrowinning cells
1	TA 300D Barring furnace
1	900 kg/hr diesel-fired carbon regeneration kiln
Note: EGL = effective grinding length, CCD = counter-current decant.

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15.0    INFRASTRUCTURE
15.1    Introduction
Key infrastructure associated with the Ahafo Operations includes:
•Completed open pit mines at Apensu and Amoma; the Apensu open pit is being used for water storage;
•Open pit mines at Awonsu and Subika;
•An underground mine at Subika;
•Five waste rock storage facilities (WRSFs); two active, and three inactive;
•Five stockpiles;
•Process plant;
•TSF;
•Water storage facility;
•Reverse osmosis water treatment facility;
•Sediment control structures;
•Residential camp;
•Mine accommodations village;
•Various support facilities including truck and vehicle shops, warehouse, administration, contractor and temporary offices, fuel storage, core processing facilities at the mine site, clinic and emergency response facilities, gatehouse, mess facilities, change rooms, personnel training facilities, information technology (IT) communications setups and towers, environmental monitoring facilities, water treatment plants, sewage treatment plants, reagents shed, and plant nurseries.
During the remainder of the LOM, a new WRSF for storage of waste from the Apensu area will be required, as will a second water treatment plant.
An infrastructure layout plan showing the surface infrastructure layout was provided in Figure 13-1.
15.2    Roads and Logistics
Road access is outlined in chapter 4.2. Mine supplies are brought in by truck.
15.3    Stockpiles
A stockpiling strategy is practiced to defer lower-grade ores to the end of mine life. All stockpile inventories are calculated and reported monthly. Inventories are based on truck counts of material added to and removed from stockpiles, multiplied by truck tonnage factors.

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15.4    Waste Rock Storage Facilities
WRSFs are sited on hillsides as bank fills or within shallow drainages as complete valley fills and were sited 60–100 m from pit crests. Lift heights are typically planned at 16–20 m and the overall slopes are designed at 3:1.
The Apensu, Subika West and Amoma WRSFs are complete, and will have no additional waste tonnage added. The LOM plan assumes that only two WRSFs, at Subika East and Awonsu, will be active for the remainder of the mine life:
•Subika East: overall approximate capacity of 197 Mt, mine plan will send 195 Mt of waste to the facility;
•Awonsu: facility will be expanded to the northwest; overall approximate capacity of 170 Mt; mine plan will send 163 Mt of waste to the facility.
15.5    Tailings Storage Facilities
The TSF is constructed in the Subri stream drainage. The northern upstream embankment serves as a downstream dam for a water storage facility. The TSF is operated as a zero-discharge facility; all water is returned to the process facility for reuse. The main embankment has been constructed in stages.
The TSF is monitored monthly with both a network of piezometers to determine phreatic water levels in the embankments as well as via settlement pins. Drone survey and pool volume measurements are also conducted on monthly basis. These data are tabulated in a report that is reviewed by both Newmont and the Engineer of Record with Jones and Wagner, a third-party consultant. Reporting follows the TSF operations, maintenance and surveillance (OMS) management plan which stipulates minimum monitoring requirements and triggers that require a further response.
Permitted capacities meet the required capacities for the present LOM. A raise to Cell 1 will allow operations to 2029; a raise to Cell 2, planned for 2030, will support the operations to the end of the LOM. The two TSF expansions, Cell 1 that would be expanded to a maximum capacity of 190 Mt and a newly constructed 50 Mt capacity Cell 2, and an associated 300 m water storage facility buffer require resettlement of a number of families within the facility footprints.
15.6    Water Management Structures
Water management infrastructure at Ahafo South for mine operations include the following:
•Surface water management infrastructure: diversion channels around the pits and collection systems downstream of the WRSFs and stockpiles;
•Pit runoff management infrastructure: in-pit and ex-pit sumps with a system centrifugal pumps and high-density polyethylene (HDPE) pipelines dewatering to holding and transfer ponds;
•Groundwater management infrastructure: hybrid system of ex-pit dewatering wells and installations of arrays of horizontal drain holes.

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A reverse osmosis water treatment plant with a 50 L/s (feed) capacity was commissioned in August 2017. A second reverse osmosis water treatment plant is planned for execution in 2024, based on the current business plan BP22 and will have an additional 50 L/s (feed) capacity.
As part of the Ahafo water strategy an impacted water pond is also planned for execution in 2022, with commissioning in 2023.
15.7    Water Supply
Process water is sourced from a cross-valley embankment dam upstream from the TSF, which impounds water from a 28 km2 area of the Subri stream watershed. Potable water for the mining operations and camps is produced from bore fields.
Water supplies are sufficient for current and planned development needs. The Ahafo mine operates with an excess water balance resulting from the accumulation of seasonal rainfall contacting the mining operation. The excess is stored in the mined-out Apensu pit, which has an area of 350,000 m2.
15.8    Camps and Accommodation
Two types of accommodation are available. Camp A, originally the construction camp at the plant site, hosts about 300 people, consisting of site visitors and long-term employees. Newmont constructed the Mensah Kumtah Village, near Kenyasi, for expatriate families and Ghanaian management staff. Workers who do not live in company housing receive housing allowances.
15.9    Power and Electrical
Newmont Africa in Ghana receives power purchased from the Volta River Authority’s (VRA) electricity generation thermal facilities near the Ghanaian coast and at the Akosombo Dam hydroelectric facility.
Power is delivered to Ahafo South via GRIDCO’s 161 kV transmission line into the Ahafo (Kenyasi) Substation where voltage is dropped from 161 kV down to 11 kV for use at the Ahafo complex. GRIDCO currently has three 161 kV lines that deliver power to the Kenyasi Substation at Ahafo; two from Kumasi, and one from Kumasi via Techiman/Sunyani. Each transmission line is capable of delivering power sufficient to satisfy Ahafo’s current peak startup power demand of about 35 MW, as the capacity of each of these lines is approximately 120 MW. The two direct lines from Kumasi do not have additional power demand other than Newmont’s load at the Kenyasi substation. The third line (from Kumasi via Sunyani) supplies Techiman, then Sunyani, on its route to service Kenyasi substation.
Newmont has also installed emergency power generating capacity, consisting of 27 MW at Ahafo South to meet any power challenges.

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16.0    MARKET STUDIES AND CONTRACTS
16.1    Markets
Newmont has established contracts and buyers for the doré products from the Ahafo Operations, and has an internal corporate marketing group that monitors markets for its key products. Together with public documents and analyst forecasts, these data support that there is a reasonable basis to assume that for the LOM plan, that the key products will be saleable at the assumed commodity pricing.
There are no agency relationships relevant to the marketing strategies used.
Product valuation is included in the economic analysis in Chapter 19, and is based on a combination of the metallurgical recovery, commodity pricing, and consideration of processing charges.
The doré is not subject to product specification requirements.
16.2    Commodity Price Forecasts
Newmont uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Newmont’s internal corporate marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts.
Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
The long-term commodity price and exchange rate forecasts are:
Mineral reserves:
•Gold: US$1,200/oz;
•US$:Gh$: 5.75.
Mineral resources:
•Gold: US$1,400/oz;
•US$:Gh$: 5.75.
16.3    Contracts
Newmont’s doré is sold on the spot market, by marketing experts retained in-house by Newmont. The terms contained within the sales contracts are typical and consistent with standard industry practice and are consistent with doré sold from other Newmont operations.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Ghana.

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17.0    ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS
17.1    Introduction
Newmont is committed to design, develop, and operate the Ahafo Operations in a manner that will preserve human health, the environment and stakeholder relationships. A variety of environmental management activities were developed and are being implemented during all operational phases. Newmont’s intent is to eliminate, offset, or reduce to acceptable levels any adverse environmental impacts through management programs, resource-specific mitigation measures, monitoring plans, and implementation schedules.
17.2    Baseline and Supporting Studies
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up. Characterization studies were completed for climate, air quality, hydrology and surface water quality, hydrogeology, flora, fauna, soils, agriculture and land use, and the socioeconomic environment.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels.
17.3    Environmental Considerations/Monitoring Programs
Procedures for operational environmental and social monitoring of the Ahafo Operations area were established to ensure mining activities have minimal or acceptable levels of impact to surrounding areas. The primary environmental resource monitored at Ahafo is water – both surface water and groundwater. Other resource monitoring being conducted by Newmont includes fugitive dust, point source emission, meteorological parameters, noise and vibration, revegetation progress, surface water run-off quantity and quality, mine pit conditions, waste rock disposal, TSF decant water quantity and quality, and environmental geochemistry of ore, waste rock and tailings. Data from these monitoring programs are used to evaluate potential impacts of mining operations and to continually update plans for long-term monitoring and reclamation.
17.4    Closure and Reclamation Considerations
In 2003, Newmont developed a conceptual closure and reclamation plan for the Ahafo South Mine Project Environmental Impact Statement (EIS) (SGS 2004) in compliance with requirements of the Environmental Protection Agency (EPA). The EIS was approved by the EPA in April 2005. A Draft Reclamation Plan to begin the process of formalizing the conceptual plan presented in the EIS was undertaken later in 2005. The Draft Reclamation Plan, subsequently approved for implementation, included descriptions of mining and ore processing operations,

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WRSFs, TSF, water-related structures, and the reclamation and monitoring plans for these facilities.
Under EPA requirements, Newmont is required to provide updates to the reclamation plan as mine development proceeds. These updates are to include revisions or modifications to the closure and reclamation plan necessary to address actual site conditions. An updated Closure and Reclamation Plan was developed in 2019 that covers closure of the Subika Underground and ancillary infrastructure as well as the prior existing facilities.
A Reclamation Security Agreement (RSA) between the EPA and Newmont was signed in April 2008 to outline the various objectives and targets as guidance for the plan.
The EPA requires a Reclamation Bond to be posted as part of any mine permitting process. The bond is required to provide financial surety against non-compliance under the approved Closure and Reclamation Plan and is required within six months after the start of operations.
As part of the reclamation and security agreement (environmental bond) with the Ghanaian Government, Newmont has provided a cumulative (project to date) cash deposit of US$12.66 M.
The closure cost estimate used in the economic analysis in Chapter 19 is US$0.2 B.
17.5    Permitting
All major permits and approvals are in place to support operations. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term. The environmental permitting approach for the operations is based on Ghana’s EPA Environmental Impact Assessment (EIA) process and meets Newmont policy requirements and social and environmental standards.
Newmont monitors the regulatory regime in place at each of its operations and ensures that all permits are updated in line with any regulatory changes.
17.6    Social Considerations, Plans, Negotiations and Agreements
Newmont developed a public consultation and disclosure plan (PCDP) for the Ahafo Operations using guidelines and policies developed by the International Finance Corporation (IFC). The IFC requires public consultation as an on-going process to be conducted during the construction and operational phases of any project.
Newmont has well-established relationships, issue management approaches, engagement forums, and a suite of integrated social impact and opportunity-aligned strategic investment partnerships.
Newmont understands and accepts the importance of proactive community relations as an overriding principle in its day-to-day operations as well as future development planning. The company therefore structures its community relations activities to consider the concerns of the local people and endeavors to communicate and demonstrate its commitment in terms that can be best appreciated and understood to maintain the social license to operate.

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17.7    Qualified Person’s Opinion on Adequacy of Current Plans to Address Issues
Based on the information provided to the QP by Newmont (see Chapter 25), there are no material issues known to the QP. The Ahafo Operations are mature mining operations and currently has the social license to operate within its local communities.

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18.0    CAPITAL AND OPERATING COSTS
18.1    Introduction
Capital and operating cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
18.2    Capital Cost Estimates
Capital costs are based on recent prices or operating data. Capital costs include funding for infrastructure, pit dewatering, development drilling, and permitting as well as miscellaneous expenditures required to maintain production. Mobile equipment re-build/replacement schedules and fixed asset replacement and refurbishment schedules are included. Sustaining capital costs reflect current price trends.
The overall capital cost estimate for the LOM is US$0.5 B, as summarized in Table 18-1.
18.3    Operating Cost Estimates
Operating costs are based on actual costs seen during operations and are projected through the LOM plan. Historical costs are used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs are based on budgeted rates applied to headcounts and energy consumption estimates.
Operating costs for the LOM are estimated at US$3.5 B, as summarized in Table 18-2. The estimated LOM open pit mining cost is US$2.57/t and the underground mining cost is US$52.27/t. Base processing costs are estimated at US$11.84 /t. In addition, total G&A costs are estimated at US$5.15/t.
Table 18-1:    Capital Cost Estimate

Area	Unit	Value
Mining, open pit	US$ B	0.2
Mining, underground	US$ B	0.2
Process	US$ B	0.1
Total	US$ B	0.5
Note: numbers have been rounded; totals may not sum due to rounding.
Table 18-2:    Operating Cost Estimate

Area	Unit	Value
Mining, open pit	US$ B	0.6
Mining, underground	US$ B	1.2
Process	US$ B	1.2
G&A	US$ B	0.5
Total	US$ B	3.5
Note: numbers have been rounded; totals may not sum due to rounding.

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19.0    ECONOMIC ANALYSIS
19.1    Methodology Used
The financial model that supports the mineral reserve declaration is a standalone model that calculates annual cash flows based on scheduled ore production, assumed processing recoveries, metal sale prices and Gh$/US$ exchange rate, projected operating and capital costs and estimated taxes.
The financial analysis is based on an after-tax discount rate of 8%. All costs and prices are in unescalated “real” dollars. The currency used to document the cash flow is US$.
All costs are based on the 2022 budget. Revenue is calculated from the recoverable metals and long-term metal price and exchange rate forecasts.
19.2    Financial Model Parameters
The economic analysis is based on the metallurgical recovery predictions in Chapter 10.4, the mineral reserve estimates in Chapter 13, the mine plan discussed in Chapter 14, the commodity price forecasts in Chapter 16, closure cost estimates in Chapter 17.4, and the capital and operating costs outlined in Chapter 18. Royalties were summarized in Chapter 3.9.
Taxes are based on Newmont’s existing agreement with the government of Ghana.
The economic analysis is based on 100% equity financing and is reported on a 100% project ownership basis. The economic analysis assumes constant prices with no inflationary adjustments.
The NPV8% is $1.2 B. As the cashflows are based on existing operations where all costs are considered sunk to 1 January 2022, considerations of payback and internal rate of return are not relevant.
A summary of the financial results is provided in Table 19-1. An annualized cashflow statement is provided in Table 19-2. In these tables, EBITDA = earnings before interest, taxes, depreciation and amortization. The active mining operation ceases in 2032; however, closure costs are estimated to 2036.
19.3    Sensitivity Analysis
The sensitivity of the Project to changes in metal prices, exchange rate, sustaining capital costs and operating cost assumptions was tested using a range of 25% above and below the base case values (Figure 19-1).
The Project is most sensitive to metal price changes, less sensitive to changes in operating costs, and least sensitive to changes in capital costs.
The sensitivity to gold grade mirrors the sensitivity to the gold price and is not shown.

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Table 19-1:    Cashflow Summary Table

Item	Unit	Value
Metal prices
Gold	US$/oz	1,200
Mined ore
Tonnage	M tonnes	102
Gold grade	g/t	1.86
Gold ounces	Moz	6.1
Capital costs	US$B	0.5
Costs applicable to sales	US$B	4.2
Discount rate	%	8
Exchange rate	United States dollar:Ghanaian cedi (USD:GHS)	5.75
Free cash flow	US$B	1.5
Net present value	US$B	1.2
Note: Numbers have been rounded; totals may not sum due to rounding. Table 19-1 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Please refer to the note regarding forward-looking information at the front of the Report. The cash flow is only intended to demonstrate the financial viability of the Project. Investors are cautioned that the above is based upon certain assumptions which may differ from Newmont’s long-term outlook or actual financial results, including, but not limited to commodity prices, escalation assumptions and other technical inputs. For example, Table 19-1 uses the price assumptions stated in the table, including a gold commodity price assumption of US$1,200/oz, which varies significantly from current gold prices and the assumptions that Newmont uses for its long-term guidance. Please be reminded that significant variation of metal prices, costs and other key assumptions may require modifications to mine plans, models, and prospects.

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Table 19-2:    Annualized Cashflow (2022–2036)

Item	Units	Total	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Material mined	M tonnes	294.4	35.1	34.2	31.4	34.2	31.9	34.8	26.6	18.0	10.3	1.6	0.0	0.0	0.0	0.0	0.0
Ore processed	M tonnes	101.9	10.3	9.8	9.8	9.8	9.6	9.4	9.8	9.8	9.5	8.9	5.2	0.0	0.0	0.0	0.0
Contained gold, processed	Moz	6.1	0.7	0.8	0.9	0.5	0.5	0.5	0.5	0.6	0.5	0.4	0.1	0.0	0.0	0.0	0.0
Processed ore gold grade	g/t	1.86	2.04	2.55	2.80	1.68	1.60	1.66	1.72	2.03	1.68	1.30	0.86	—	—	—	—
Recovered gold	Moz	5.6	0.6	0.7	0.8	0.5	0.5	0.5	0.5	0.6	0.5	0.3	0.1	—	—	—	—
Recovery, gold	%	92	92	93	93	92	92	92	91	90	90	89	85	0	0	0	0
Net revenue	US$ billion	6.7	0.7	0.9	1.0	0.6	0.5	0.6	0.6	0.7	0.6	0.4	0.1	0.0	0.0	0.0	0.0
Costs applicable to sales	US$ billion	-4.2	-0.5	-0.5	-0.5	-0.4	-0.4	-0.4	-0.4	-0.4	-0.3	-0.3	-0.1	0.0	0.0	0.0	0.0
Other expenses	US$ billion	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
EBITDA	US$ billion	2.5	0.3	0.4	0.5	0.2	0.1	0.1	0.2	0.3	0.2	0.1	0.0	0.0	0.0	0.0	0.0
Operating cash flow (after estimated taxes and other adjustments)	US$ billion	2.0	0.3	0.4	0.4	0.1	0.2	0.1	0.2	0.2	0.2	0.0	0.0	-0.1	0.0	0.0	0.0
Total capital	US$ billion	-0.5	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Free cash flow	US$ billion	1.5	0.2	0.3	0.4	0.0	0.1	0.0	0.2	0.2	0.1	0.0	0.0	-0.1	0.0	0.0	0.0
Note: Numbers have been rounded; totals may not sum due to rounding. EBITDA = earnings before interest, taxes, depreciation and amortization. Table 19-2 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor created by such sections and other applicable laws. Please refer to the note regarding forward-looking information at the front of the Report. The cash flow is only intended to demonstrate the financial viability of the Project. Investors are cautioned that the above is based upon certain assumptions which may differ from Newmont’s long-term outlook or actual financial results, including, but not limited to commodity prices, escalation assumptions and other technical inputs. For example, Table 19-2 uses the price assumptions stated in the table, including a gold commodity price assumption of US$1,200/oz, which varies significantly from current gold prices and the assumptions that Newmont uses for its long-term guidance. Please be reminded that significant variation of metal prices, costs and other key assumptions may require modifications to mine plans, models, and prospects.

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Figure 19-1:    NPV Sensitivity
Note: Figure prepared by Newmont, 2021. FCF = free cashflow; op cost = operating cost; cap cost = capital cost; NPV = net present value.

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20.0    ADJACENT PROPERTIES
This Chapter is not relevant to this Report.

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21.0    OTHER RELEVANT DATA AND INFORMATION
This Chapter is not relevant to this Report.

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22.0    INTERPRETATION AND CONCLUSIONS
22.1    Introduction
The QP notes the following interpretations and conclusions, based on the review of data available for this Report.
22.2    Property Setting
The Ahafo Operations are located in an area that has more than 15 years of mining activity. As a result, local and regional infrastructure and the supply of goods available to support mining operations is well-established. Personnel with experience in mining-related activities are available in the district. There are excellent transportation routes that access the Ahafo area.
There are no significant topographic or physiographic issues that would affect the Ahafo Operations. The Ahafo Operations area consists primarily of subsistence farms with small-scale commercial farming intermingled with areas of forest regrowth and remnants of secondary forest. The Project shares a boundary with the Bosumkese Forest Reserve, and the Amoma Shelterbelt Forest Reserve bisects the Ahafo mining lease.
Mining operations are conducted year-round.
22.3    Ownership
The Project is held through Newmont Ghana Gold Ltd., an indirectly-wholly owned Newmont subsidiary. The Government of Ghana has a 10% free-carried interest in the Ahafo Operations.
22.4    Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements
Newmont currently holds three mining licenses, and nine prospecting licenses that in total cover an area of 952 km2. The mining leases are current until 2031 and can be renewed by negotiation. The total area held under mining licenses is approximately 549 km2.
Newmont holds sufficient surface rights to execute the LOM plan.
Newmont holds permits to allow abstraction of groundwater, surface water, and water from the Tano River.
The Agreement between Newmont and the Government of Ghana defines and fixes, in specific terms, the effective corporate tax and royalty burden the Project (including Ahafo South and Ahafo North) will carry during operations. The Agreement establishes a fixed fiscal and legal regime, including sliding-scale royalty and tax rates for the duration of the Agreement’s stability period.
A 2% NSR is payable on all ounces produced from the Rank (formerly Ntotroso) concession to Franco Nevada. The majority of the Subika deposit, the northern portion of the Awonsu deposit, and the southern tip of the Amoma deposit fall within the Rank mining lease boundary.

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22.5    Geology and Mineralization
The Ahafo deposits are interpreted to be examples of orogenic gold deposits;
The geological understanding of the settings, lithologies, and structural and alteration controls on mineralization in the different zones is sufficient to support estimation of mineral resources and mineral reserves. The geological knowledge of the area is also considered sufficiently acceptable to reliably inform mine planning.
The mineralization style and setting are well understood and can support declaration of mineral resources and mineral reserves.
Newmont continues to actively explore in the immediate and near-mine areas.
22.6    History
The Ahafo Operations have over 15 years of active mining history, and exploration activities date back to 1989 when gold was first discovered.
22.7    Exploration, Drilling, and Sampling
The exploration programs completed to date are appropriate for the style of the mineralization within the Ahafo Operations area.
Drill holes are oriented with an inclination to accommodate the steeply-dipping nature of the Ahafo deposits, resulting in an intersection generally representing 75–85% of true width. Drilling is orientated generally perpendicular to the strike of the orebodies. Local variations may be present to accommodate infrastructure constraints.
Sampling methods, sample preparation, analysis and security conducted prior to Newmont’s interest in the operations were in accordance with exploration practices and industry standards at the time the information was collected. Current Newmont sampling methods are acceptable for mineral resource and mineral reserve estimation. Sample preparation, analysis and security for the Newmont programs are currently performed in accordance with exploration best practices and industry standards.
The quantity and quality of the lithological, geotechnical, collar and down-hole survey data collected during the exploration and delineation drilling programs are sufficient to support mineral resource and mineral reserve estimation. The collected sample data adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits. Sampling is representative of the gold and copper grades in the deposit, reflecting areas of higher and lower grades.
Density measurements are considered to provide acceptable density values for use in mineral resource and mineral reserve estimation.
The sample preparation, analysis, quality control, and security procedures used by the Ahafo Operations have changed over time to meet evolving industry practices. Practices at the time the information was collected were industry-standard, and frequently were industry-leading practices. The sample preparation, analysis, quality control, and security procedures are

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sufficient to provide reliable data to support estimation of mineral resources and mineral reserves.
The QA/QC programs adequately address issues of precision, accuracy and contamination. Modern drilling programs typically included blanks, duplicates and standard samples. QA/QC submission rates meet industry-accepted standards.
22.8    Data Verification
Newmont had data collection procedures in place that included several verification steps designed to ensure database integrity. Newmont staff also conducted regular logging, sampling, laboratory and database reviews. In addition to these internal checks, Newmont contracted independent consultants to perform laboratory, database and mine study reviews. The process of active database quality control and internal and external audits generally resulted in quality data.
The data verification programs concluded that the data collected from the Ahafo Operations area adequately support the geological interpretations and constitute a database of sufficient quality to support the use of the data in mineral resource and mineral reserve estimation.
Data that were verified on upload to the database are acceptable for use in mineral resource and mineral reserve estimation.
The QP receives and reviews monthly reconciliation reports from the mine site. Through the review of these reconciliation factors the QP is able to ascertain the quality and accuracy of the data and its suitability for use in the assumptions underlying the mineral resource and mineral reserve estimates.
22.9    Metallurgical Testwork
Industry-standard studies were performed as part of process development and initial mill design. Subsequent production experience and focused investigations guided mill alterations and process changes. Testwork programs, both internal and external, continue to be performed to support current operations and potential improvements. From time to time, this may lead to requirements to adjust cut-off grades, modify the process flowsheet, or change reagent additions and plant parameters to meet concentrate quality, production, and economic targets.
Samples selected for testing were representative of the various types and styles of mineralization. Samples were selected from a range of depths within the deposit. Sufficient samples were taken so that tests were performed on sufficient sample mass.
Recovery factors estimated are based on appropriate metallurgical testwork, and are appropriate to the mineralization types and the selected process routes. The forecast LOM gold recovery varies by deposit, ranging from 81–94%. These forecasts do not include the application of recovery degradation to long-term stockpiles.
The mill throughput and associated recovery factors are considered appropriate to support mineral resource and mineral reserve estimation, and mine planning.
The Ahafo Operations produce clean ores containing low levels of problematic elements.

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22.10    Mineral Resource Estimates
Newmont has a set of protocols, internal controls, and guidelines in place to support the mineral resource estimation process, which the estimators must follow.
Estimation was performed by Newmont personnel. All mineralogical information, exploration boreholes and background information were provided to the estimators by the geological staff at the mines or by exploration staff. Modelling and resource estimates were performed in Vulcan software.
Mineral resources are reported using the mineral resource definitions set out in SK1300, and are reported exclusive of those mineral resources converted to mineral reserves. The reference point for the estimate is in situ. Mineral resources are reported on a 100% basis. The Government of Ghana has a 10% free-carried interest in the Project. Newmont has a 90% interest.
Factors that may affect the mineral resource estimate include: changes to long-term metal price assumptions; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and grade shape and geological and grade continuity assumptions; changes to input parameters used in the pit shells and stope outlines constraining the mineral resources; changes to the cut-off grades used to constrain the estimates; variations in geotechnical, mining, and processing recovery assumptions; and changes to environmental, permitting and social license assumptions.
22.11    Mineral Reserve Estimates
Mineral reserves were converted from measured and indicated mineral resources. Inferred mineral resources were set to waste. Estimation was performed by Newmont personnel.
All current mineral reserves will be exploited using open pit mining methods, underground mining methods, or are in stockpiles. Mineral reserves amenable to open pit mining methods were estimated assuming open pit methods with conventional methods for drilling, blasting, loading with hydraulic shovels and haulage by large trucks. Mineral reserves amenable to underground mining methods were estimated assuming conventional stoping methods. Mineral resources were converted to mineral reserves using a detailed mine plan, an engineering analysis, and consideration of appropriate modifying factors. Modifying factors include the consideration of dilution and ore losses, open pit and underground mining methods, metallurgical recoveries, permitting and infrastructure requirements.
Mineral reserves are reported using the mineral resource definitions set out in SK1300. The reference point for the estimate is the point of delivery to the process facilities. Mineral reserves are reported on a 100% basis. The Government of Ghana has a 10% free-carried interest in the Project. Newmont has a 90% interest.
Factors that may affect the mineral reserve estimates include: changes to the gold price assumptions; changes in the metallurgical recovery factors; changes to the operating cut-off assumptions for mill feed or stockpile feed; changes to the input assumptions used to derive the open pit and stope outlines and the mine plan that is based on those open pit and stope designs; changes to operating, and capital assumptions used, including changes to input cost assumptions such as consumables, labor costs, royalty and taxation rates; variations in

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geotechnical, hydrogeological, dilution and mining assumptions; including changes to pit phase or stope designs as a result of changes to geotechnical, hydrogeological, and engineering data used; changes to the assumed permitting and regulatory environment under which the mine plan was developed; ability to maintain mining permits and/or surface rights; ability to permit the expanded TSF and obtain the operations certificate for current and future underground operations; ability to maintain social and environmental license to operate.
22.12    Mining Methods
Mining operations can be conducted year-round.
Open pit mining is conducted using conventional techniques and an Owner-operated conventional truck and shovel fleet. The open pit mine plans are appropriately developed to maximize mining efficiencies, based on the current knowledge of geotechnical, hydrological, mining and processing information on the Project.
Underground mining is currently conducted using conventional stoping methods, and conventional mechanized equipment. Underground mining is conducted by a contractor. The underground mine plans are based on the current knowledge of geotechnical, hydrological, mining and processing information in the Subika underground area.
The open pit LOM plan currently envisages mining at an average rate of approximately 26 Mt/a for nine years and peaking at 32.15 Mt/a in 2022 with a maximum rate of advance by pit stage of eight benches per annum and an average of six benches (48 m) per year. The mine life will extend to 2030 with material mined from the open pit. Milling will cease in 2032 after treatment of stockpiled ore.
The underground LOM plan currently envisages a production rate of 2.43 Mt/a for an eight-year period, with underground mining ending in 2030.
As part of day-to-day operations, Newmont will continue to perform reviews of the mine plan and consider alternatives to, and variations within, the plan. Alternative scenarios and reviews may be based on ongoing or future mining considerations, evaluation of different potential input factors and assumptions, and corporate directives.
22.13    Recovery Methods
The process plant design was based on a combination of metallurgical testwork, previous study designs, previous operating experience. The design is conventional to the gold industry and has no novel parameters.
The plant will produce variations in recovery due to the day-to-day changes in ore type or combinations of ore type being processed. These variations are expected to trend to the forecast recovery value for monthly or longer reporting periods.
22.14    Infrastructure
The majority of the key infrastructure to support the mining activities envisaged in the LOM is in place.
A stockpiling strategy is practiced to defer lower-grade ores to the end of mine life.

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The LOM plan assumes that only two WRSFs, at Subika East and Awonsu, will be active for the remainder of the mine life.
The TSF is operated as a zero-discharge facility; all water is returned to the process facility for reuse. Permitted capacities meet the required capacities for the present LOM. A raise to Cell 1 will allow operations to 2029; a raise to Cell 2, planned for 2030, will support the operations to the end of the LOM. The two TSF expansions, Cell 1 that would be expanded to a maximum capacity of 190Mt and a newly constructed 50 Mt capacity Cell 2, and an associated 300 m water storage facility buffer require resettlement of a number of families within the facility footprints.
The existing infrastructure, staff availability, existing power, water, and communications facilities, and the methods whereby goods are transported to the mine are all in place and well-established, and can support the estimation of mineral resources and mineral reserves.
Personnel commute from surrounding settlements or live in purpose-built accommodation villages.
Water management infrastructure for mine operations includes pit runoff, surface water and groundwater management infrastructure. A reverse osmosis water treatment plant is operational.
Power is sourced from the Volta River Authority’s electricity generation thermal facilities. Three 161 kV lines feed into the Kenyasi Substation at Ahafo. Each transmission line is capable of delivering power sufficient to satisfy Ahafo’s current peak startup power demand of about 35 MW, as the capacity of each of these lines is approximately 120 MW. Newmont has installed emergency generating capacity.
22.15    Market Studies
Newmont has established contracts and buyers for its doré products, and has an internal marketing group that monitors markets for its key products. Together with public documents and analyst forecasts, there is a reasonable basis to assume that for the LOM plan, the doré will be saleable at the assumed commodity pricing.
Newmont’s doré is sold on the spot market, by marketing experts retained in-house by Newmont. The terms contained within the sales contracts are typical and consistent with standard industry practice, and are similar to contracts for the supply of doré elsewhere in the world.
Newmont uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from a long operations production record, short-term versus long-term price forecasts prepared by Newmont’s internal marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts. Higher metal prices are used for the mineral resource estimates to ensure the mineral reserves are a sub-set of, and not constrained by, the mineral resources, in accordance with industry-accepted practice.
The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Ghana.

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22.16    Environmental, Permitting and Social Considerations
Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up. Characterization studies were completed for climate, air quality, hydrology and surface water quality, hydrogeology, flora, fauna, soils, agriculture and land use, and the socioeconomic environment.
Plans were developed and implemented to address aspects of operations such as waste and fugitive dust management, spill prevention and contingency planning, water management, and noise levels.
The key monitoring areas are surface water and ground water. Other resource monitoring being conducted by Newmont includes fugitive dust, point source emission, meteorological parameters, noise and vibration, revegetation progress, surface water run-off quantity and quality, mine pit conditions, waste rock disposal, TSF decant water quantity and quality, and environmental geochemistry of ore, waste rock and tailings.
The EPA requires a Reclamation Bond to be posted as part of any mine permitting process. The bond is required to provide financial surety against non-compliance under the approved Closure and Reclamation Plan and is required within six months after the start of operations. As part of the reclamation and security agreement (environmental bond) with the Ghanaian Government, Newmont has provided a cumulative (project to date) cash deposit of US$12.66 M. The closure cost estimate used in the economic analysis in Chapter 19 is US$0.2 B.
All major permits and approvals are either in place or Newmont expects to obtain them in the normal course of business. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term.
Newmont has well-established relationships, engagement forums, and a suite of integrated social impact and opportunity-aligned strategic investment partnerships. Newmont understands and accepts the importance of proactive community relations as an overriding principle in its day-to-day operations as well as future development planning. The company therefore structures its community relations activities to consider the concerns of the local people and endeavors to communicate and demonstrate its commitment in terms that can be best appreciated and understood to maintain the social license to operate
22.17    Capital Cost Estimates
Capital costs were based on recent prices or operating data and are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Capital costs included funding for infrastructure, pit dewatering, development drilling, and permitting as well as miscellaneous expenditures required to maintain production. Mobile equipment re-build/replacement schedules and fixed asset replacement and refurbishment schedules were included. Sustaining capital costs reflected current price trends.
The overall capital cost estimate for the LOM is US$0.5 B.

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22.18    Operating Cost Estimates
Operating costs were based on actual costs seen during operations and are projected through the LOM plan, and are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.
Historical costs were used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs were based on budgeted rates applied to headcounts and energy consumption estimates.
Operating costs for the LOM are estimated at US$3.5 B. The estimated LOM open pit mining cost is $2.57/t and the underground mining cost is $52.27/t. Base processing costs are estimated at $11.84 /t. In addition, total G&A costs are estimated at $5.15/t.
22.19    Economic Analysis
The NPV8% is $1.2 B. As the cashflows are based on existing operations where all costs are considered sunk to 1 January 2022, considerations of payback and internal rate of return are not relevant.
22.20    Risks and Opportunities
Factors that may affect the mineral resource and mineral reserve estimates were identified in Chapter 11.13 and Chapter 12.9 respectively.
22.20.1    Risks
The risks associated with the Ahafo Operations are generally those expected with open pit and underground mining operations and include the accuracy of the resource model, unexpected geological features that cause geotechnical issues, and/or operational impacts.
Other risks noted include:
•The mineral reserve estimates are sensitive to metal prices. Lower metal prices than forecast in the LOM plan may require revisions to the mine plan, with impacts to the mineral reserve estimates and the economic analysis that supports the mineral reserve estimates;
•Labor cost increases or productivity decreases could also impact the stated mineral reserves and mineral resources;
•Geotechnical and hydrological assumptions used in mine planning are based on historical performance, and to date historical performance has been a reasonable predictor of current conditions. Any changes to the geotechnical and hydrological assumptions could affect mine planning, affect capital cost estimates if any major rehabilitation is required due to a geotechnical or hydrological event, affect operating costs due to mitigation measures that may need to be imposed, and impact the economic analysis that supports the mineral reserve estimates;
•Expectations as to the performance of the Subika underground mining method;

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•Proposed community resettlement as part of the TSF planning for the LOM. There is a risk that this can be achieved with stakeholder approval and within the timelines anticipated and budgets allocated;
•Galamsey (artisanal mining) activity can impact mine safety and operations;
•Changes in climate could result in drought and associated potential water shortages that could impact operating costs and ability to operate;
•Political risk from challenges to mining licenses and/or Newmont’s right to operate.
22.20.2    Opportunities
Opportunities include:
•Conversion of some or all of the measured and indicated mineral resources currently reported exclusive of mineral reserves to mineral reserves, with appropriate supporting studies;
•Upgrade of some or all of the inferred mineral resources to higher-confidence categories, such that such better-confidence material could be used in mineral reserve estimation;
•Higher metal prices than forecast could present upside sales opportunities and potentially an increase in predicted Project economics;
•Potential for new underground operations proximal to the current mineral resource and mineral reserve estimates, with the support of additional studies.
22.21    Conclusions
Under the assumptions presented in this Report, the Ahafo Operations have a positive cash flow, and mineral reserve estimates can be supported.

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23.0    RECOMMENDATIONS
As the Ahafo Operations are operating mines, the QP has no material recommendations to make.

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24.0    REFERENCES
24.1    Bibliography
Allen, L.E., 2018: Subika OP Resource Model Peer Review: draft internal Newmont memorandum, March 30, 2018, 2 p.
Amec Foster Wheeler, 2016: Ahafo South Operations, Ghana Reserve/Resource Audit Report; 15 September 2016, report prepared by Amec Foster Wheeler for Newmont, Project No. 189766, 252 p.
Anderson, T., 2018: Ahafo North Stage 2B Feasibility Report: internal Newmont report, 2 January, 2018, 563 p.
Baah-Danso, E., 2011: The Structural Evolution of the Subika Deposit, Ahafo, Sefwi Belt, Ghana: MSc thesis, University of Western Australia.
Bawden W.F., 2018: Preliminary Subika Extraction Ratio Guidance: memorandum prepared for Newmont by Bawden Engineering Ltd, 29 October, 2018, 14 p.
Bawden W.F., 2018: Subika Underground Project 2018 Geotechnical Review: report prepared for Newmont by Bawden Engineering Ltd, 27 December, 2018, 44 p.
Boye, A., Anderson, T., Jessen, M.H., Weedon, P., Nii-Armah, R., and Kappes, R., 2017: Ahafo North Competent Person Report: internal Newmont report, 31 December 2017, 48 p.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2019: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November, 2019.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves: Canadian Institute of Mining, Metallurgy and Petroleum, May, 2014.
Canadian Securities Administrators (CSA), 2011: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.
Golder Associates (Accra), 2014a: Newmont Ahafo North Project, Ghana, Open Pit Slope Stage 2a Design – Susuan, Techire, and Subenso South Pits: report prepared by Golder for Newmont, July 2014 (Golder Project # 11613856).
Golder Associates (Accra), 2014b. Newmont Ahafo North Project, Ghana, Geotechnical Design of Yamfo NE and Subenso North Pits: report prepared by Golder for Newmont, July 2014 (Golder Project # 13614907).
Goldfarb, R.J., Baker, T., Dube, B., Groves, D.I., Hart, C.J R. and Gosselin, P., 2005: Distribution, Characters and Genesis of Gold Deposits in Metamorphic Terranes: Economic Geology 100th Anniversary Volume, Society of Economic Geologists, Littleton, Colorado, USA, pp. 407–450.
Groves, D.I., Goldfarb, R.J., Gebre-Mariam, M., Hagemann, S.G., and Robert, F. 1998: Orogenic gold deposits: A Proposed Classification in the Context of their Crustal Distribution and Relationship to Other Gold Deposit Types: Ore Geology Review, Special Issue, Vol. 13, pp. 7–27.

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Groves, D.I., Goldfarb, R.J., Robert, F., and Hart, C.J.R., 2003: Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance: Economic Geology, Vol. 98, pp. 1–29.
Inglis, R., 2015: Ahafo North Database Audit 2015: internal Newmont report, 29 May 2015, 41 p.
Jewbali, A., 2018: Review of the 2018 Subika UG model (Only Inclusion of SA1 material): internal Newmont memorandum, February 2018, 5 p.
Kappes, R., 2018: Ahafo South Recovery Upscale Factor Testwork and Analysis: internal Newmont report, January 2018, 13 p.
Kappes, R., 2018: Ahafo South Strategy Finer Grind Processing Options Update: internal Newmont report, January 2018, 37 p.
Kintzel, R., 2016: HOV – Cut-off Grade Strategy: internal Newmont report, 6 January 2016, 2 p.
Martos, M., 2017: GED Database Audit, Ghana Drillholes Database: internal Newmont report, 23 March, 2017, 59 p.
McFarlane, H., 2017: The Geodynamic and Tectonic Evolution of the Palaeoproterozoic Sefwi Greenstone Belt, West African Craton (Ghana): PhD thesis, Monash University, Australia and Université Toulouse 3 Paul Sabatier, France, 326 p.
Moritz, R., 2000: What Have We Learnt About Orogenic Lode Gold Deposits Over The Past 20 Years? : article posted to University of Geneva, Switzerland, website, 7 p. accessed 8 February 2010, http://www.unige.ch/sciences/terre/mineral/publications/onlinepub/moritz_gold_brgm_2000.doc.
Newmont, 2015a. Final Ahafo North Stage 2B Metallurgical Report: internal Newmont report prepared by Metallurgical Services for the Ahafo North Project Team, August 2015.
Newmont, 2015b: Ahafo North Mine Engineering Stage 2AB Bridge Report: internal Newmont report, August 28, 2015.
Newmont, 2016: NI 43-101 Technical Report for Ahafo Operations, Ghana: internal Newmont report, 6 July 2017, 197 p.
Newmont, 2017: Subika Phase 3 and Phase 4 Pit Wall Optimization Geotechnical Study: internal Newmont report, 2 October, 2017, 27 p.
Newmont, 2018a: Competent Person Report, Ahafo (Geology): draft internal Newmont report: 26 October, 2018, 16 p.
Newmont, 2018b: Competent Person Report, Ahafo (Metallurgy): draft internal Newmont report: 24 December, 2018, 20 p.
Newmont, 2018c: Competent Person Report, Ahafo (Open Pit Mine Engineering) 14 November, 2018, 17 p.
Newmont, 2018d: Competent Person Report, Ahafo (Apensu): draft internal Newmont report: 24 October, 2018, 18 p.
Newmont, 2018e: Competent Person Report, Ahafo (Resource Modelling): draft internal Newmont report: 24 December, 2018, 12 p.

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Newmont, 2019: Competent Person Report, Ahafo (Underground): draft internal Newmont report, 20 January, 2019, 54 p.
NewFields Mining and Energy Services, 2014a: Groundwater Modeling and Dewatering Study, Model Update to Well Installation and Aquifer Testing at Yamfo Northeast and Subenso North Deposits, Ahafo North Project, Ghana, West Africa: report prepared by NewFields for Newmont Ghana Gold, Ltd., April 2014.
NewFields Mining and Energy Services, 2014b: Subenso North and Yamfo Northeast Hydrogeologic Characterization and Dewatering Evaluation, Well Installation and Hydraulic Testing Report, Ahafo North Project, Ghana, West Africa: report prepared by NewFields for Newmont Ghana Gold Ltd., January 2014.
NewFields Mining and Energy Services, 2015a: Preliminary Water Balance Model Results, Ahafo North: report prepared by NewFields for Newmont Ghana Gold, Ltd., May 4, 2015
NewFields Mining and Energy Services, 2015b: Tailings Storage Facility and Water Storage Dam Impoundment Engineering Design Report, Ahafo North Gold Project, Stage 2B: report prepared by NewFields for Newmont Ghana Gold, Ltd.
NewFields Mining and Energy Services, 2015c: Plant Site Soil and Foundation Recommendations, Ahafo North Gold Project, Stage 2B, Brong Ahafo Region, Ghana: report prepared by NewFields for Newmont Ghana Gold, Ltd.
NewFields Mining and Energy Services, 2016a: Surface Water Management Infrastructure Design Report, Ahafo North Project, Stage 2B: report prepared by NewFields for Newmont Ghana Gold, Ltd.
NewFields Mining and Energy Services, 2016b: Life-of-Mine Water Management Plan, Ahafo North Project, Brong Ahafo Region, Ghana: report prepared by NewFields for Newmont Ghana Gold, Ltd.
Optiro, 2014: Newmont Ghana Gold Limited Subika July 2014 Mineral Resource Independent Audit: report prepared by Optiro Pty Ltd for Newmont, 2 October, 2014, 59 p.
Seibel, G., 2016: Mineral Resource/Mineral Reserve Audit Input: report prepared by Amec Foster Wheeler for Newmont, 7 November, 2016, 47 p.
Seibel, G., 2015: Resource Model Review, Ahafo North: report prepared by AMEC for Newmont, 27 August, 2015, 321 p.
Seibel, G., 2012: Ahafo North Resource Audit Ghana: report prepared by AMEC for Newmont, Project No. 170934, November 30, 2012, 120 p.

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24.2    Abbreviations and Symbols

Abbreviation/Symbol	Term
AARL	Anglo American Research Laboratory
AAS	atomic absorption spectrometry
Ai	abrasion index
AMS	African Mining Services
AUGNG	Ahafo Unified Ghanaian National Grid
BLY	Boart Longyear
BRGM	Bureau Recherché Geologiques et Minieres
Bwi	Bond work index
CCD	counter-current decantation
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CNwad	weakly acid-dissociable cyanide
DTM	digital terrain model
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
EPA	Environmental Protection Agency
G&A	general and administrative
GED	Global Exploration Database
Gencor	Gencor Ltd
GPS	global positioning system
Herco	Hermitian correction
ICP-MS	inductively coupled plasma–mass spectrometry
IFC	International Finance Corporation
IP	induced polarization
IRA	inter-ramp angle
La Source	La Source Compagnie Miniere SAS
LHOSR	long-hole open stope retreat
LOM	life-of-mine
LOMP	life-of-mine plan
LVB	Land Valuation Board
MFZ	“Magic Fracture Zone”
MSPU	Mobile Sample Preparation Unit
NewFields	NewFields Consultants Inc.
Newmont	Newmont Corporation
NGGL	Newmont Ghana Gold Ltd.
NGRL	Newmont Golden Ridge Ltd.
NN	nearest neighbor
Normandy	Normandy Mining Limited
NPV	net present value
NSR	net smelter return
OK	ordinary kriging
PCDP	public consultation and disclosure plan
PoO	Plan of Operations
QA/QC	Quality assurance and quality control

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Abbreviation/Symbol	Term
QP	Qualified Person
RAB	rotary air blast
Rank	Rank Mining Company Limited
RAR	return air raise
RC	reverse circulation
RL	Relative level
RQD	rock quality description
SAG	semi-autogenous grind
SG	Specific gravity
SLOS	Sublevel open stoping
SME	Society for Mining, Metallurgy and Exploration
TDEM	total domain electromagnetics
TEM	transient electromagnetic
TSF	tailing storage facility
US	United States
VL	Visual Logger
VLF	very low frequency
VRA	Volta River Authority
24.3    Glossary of Terms

Term	Definition
adit	A passageway or opening driven horizontally into the side of a hill generally for the purpose of exploring or otherwise opening a mineral deposit. An adit is open to the atmosphere at one end, a tunnel at both ends.
amphibolite facies
one of the major divisions of the mineral-facies classification of metamorphic rocks, the rocks of which formed under conditions of moderate to high temperatures (500° C, or about 950° F, maximum) and pressures. Amphibole, diopside, epidote, plagioclase, almandine and grossular garnet, and wollastonite are minerals typically found in rocks of the amphibolite facies

aquifer	A geologic formation capable of transmitting significant quantities of groundwater under normal hydraulic gradients.
azimuth	The direction of one object from another, usually expressed as an angle in degrees relative to true north. Azimuths are usually measured in the clockwise direction, thus an azimuth of 90 degrees indicates that the second object is due east of the first.
ball mill	A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.
Bond work index (BWi)	A measure of the energy required to break an ore to a nominal product size, determined in laboratory testing, and used to calculate the required power in a grinding circuit design.
carbon-in-leach (CIL)	A method of recovering gold and silver from fine ground ore by simultaneous dissolution and adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. The carbon flows counter currently to the head of the leaching circuit.

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Term	Definition
comminution/crushing/grinding	Crushing and/or grinding of ore by impact and abrasion. Usually, the word "crushing" is used for dry methods and "grinding" for wet methods. Also, "crushing" usually denotes reducing the size of coarse rock while "grinding" usually refers to the reduction of the fine sizes.
concentrate	The concentrate is the valuable product from mineral processing, as opposed to the tailing, which contains the waste minerals. The concentrate represents a smaller volume than the original ore
counter-current decantation (CCD)	A process where a slurry is thickened and washed in multiple stages, where clean water is added to the last thickener, and overflows from each thickener are progressively transferred to the previous thickener, countercurrent to the flow of thickened slurry.
crosscut	A horizontal opening driven across the course of a vein or structure, or in general across the strike of the rock formation; a connection from a shaft to an ore structure.
crown pillar	An ore pillar at the top of an open stope left for wall support and protection from wall sloughing above
cut-off grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.
data verification	The process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation
decline	A sloping underground opening for machine access from level to level or from the surface. Also called a ramp.
density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimeter.
development	Often refers to the construction of a new mine or; Is the underground work carried out for the purpose of reaching and opening up a mineral deposit. It includes shaft sinking, cross-cutting, drifting and raising.
dilution	Waste of low-grade rock which is unavoidably removed along with the ore in the mining process.
easement	Areas of land owned by the property owner, but in which other parties, such as utility companies, may have limited rights granted for a specific purpose.
electrowinning.	The removal of precious metals from solution by the passage of current through an electrowinning cell. A direct current supply is connected to the anode and cathode. As current passes through the cell, metal is deposited on the cathode. When sufficient metal has been deposited on the cathode, it is removed from the cell and the sludge rinsed off the plate and dried for further treatment.
elution	Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
encumbrance	An interest or partial right in real property which diminished the value of ownership, but does not prevent the transfer of ownership. Mortgages, taxes and judgements are encumbrances known as liens. Restrictions, easements, and reservations are also encumbrances, although not liens.
feasibility study
A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.
A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing.

flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.
footwall	The wall or rock on the underside of a vein or ore structure.

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Term	Definition
gravity separation	Exploitation of differences in the densities of particles to achieve separation. Machines utilizing gravity separation include jigs and shaking tables.
greenschist facies
one of the major divisions of the mineral facies classification of metamorphic rocks, the rocks of which formed under the lowest temperature and pressure conditions usually produced by regional metamorphism. Temperatures between 300 and 450 °C (570 and 840 °F) and pressures of 1 to 4 kilobars are typical. The more common minerals found in such rocks include quartz, orthoclase, muscovite, chlorite, serpentine, talc, and epidote

hanging wall	The wall or rock on the upper or top side of a vein or ore deposit.
indicated mineral resource	An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The term limited geological evidence means evidence that is only sufficient to establish that geological and grade or quality continuity is more likely than not. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
A qualified person must have a reasonable expectation that the majority of inferred mineral resources could be upgraded to indicated or measured mineral resources with continued exploration; and should be able to defend the basis of this expectation before his or her peers.

initial assessment	An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources. The initial assessment must be prepared by a qualified person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of mineral resources but cannot be used as the basis for disclosure of mineral reserves
IP	Geophysical method, induced polarization; used to directly detect scattered primary sulfide mineralization. Most metal sulfides produce IP effects, e.g., chalcopyrite, bornite, chalcocite, pyrite, pyrrhotite
life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.
lithogeochemistry	The chemistry of rocks within the lithosphere, such as rock, lake, stream, and soil sediments
measured mineral resource	A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.
mill	Includes any ore mill, sampling works, concentration, and any crushing, grinding, or screening plant used at, and in connection with, an excavation or mine.

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Term	Definition
mineral reserve
A mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
The determination that part of a measured or indicated mineral resource is economically mineable must be based on a preliminary feasibility (pre-feasibility) or feasibility study, as defined by this section, conducted by a qualified person applying the modifying factors to indicated or measured mineral resources. Such study must demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The study must establish a life of mine plan that is technically achievable and economically viable, which will be the basis of determining the mineral reserve.
The term economically viable means that the qualified person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions.
The term investment and market assumptions includes all assumptions made about the prices, exchange rates, interest and discount rates, sales volumes, and costs that are necessary to determine the economic viability of the mineral reserves. The qualified person must use a price for each commodity that provides a reasonable basis for establishing that the project is economically viable.

mineral resource
A mineral resource is a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.
The term material of economic interest includes mineralization, including dumps and tailings, mineral brines, and other resources extracted on or within the earth’s crust. It does not include oil and gas resources, gases (e.g., helium and carbon dioxide), geothermal fields, and water.
When determining the existence of a mineral resource, a qualified person, as defined by this section, must be able to estimate or interpret the location, quantity, grade or quality continuity, and other geological characteristics of the mineral resource from specific geological evidence and knowledge, including sampling; and conclude that there are reasonable prospects for economic extraction of the mineral resource based on an initial assessment, as defined in this section, that he or she conducts by qualitatively applying relevant technical and economic factors likely to influence the prospect of economic extraction.

mine take area	Area for which land holders have been fully compensated for moving from their land.
net present value (NPV)	The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.
net smelter return royalty (NSR)	A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.
open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.
open stope	In competent rock, it is possible to remove all of a moderate sized ore body, resulting in an opening of considerable size. Such large, irregularly-shaped openings are called stopes. The mining of large inclined ore bodies often requires leaving horizontal pillars across the stope at intervals in order to prevent collapse of the walls.
ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.

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Term	Definition
plant	A group of buildings, and especially to their contained equipment, in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.
preliminary feasibility study, pre-feasibility study
A preliminary feasibility study (prefeasibility study) is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a qualified person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product.
A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a qualified person to determine if all or part of the indicated and measured mineral resources may be converted to mineral reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable

probable mineral reserve	A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The lower level of confidence is due to higher geologic uncertainty when the qualified person converts an indicated mineral resource to a probable reserve or higher risk in the results of the application of modifying factors at the time when the qualified person converts a measured mineral resource to a probable mineral reserve. A qualified person must classify a measured mineral resource as a probable mineral reserve when his or her confidence in the results obtained from the application of the modifying factors to the measured mineral resource is lower than what is sufficient for a proven mineral reserve.
proven mineral reserve	A proven mineral reserve is the economically mineable part of a measured mineral resource. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. A proven mineral reserve can only result from conversion of a measured mineral resource.
qualified person
A qualified person is an individual who is a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared.
For an organization to be a recognized professional organization, it must:
(A)    Be either:
(1)    An organization recognized within the mining industry as a reputable professional association, or
(2)    A board authorized by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;
(B)    Admit eligible members primarily on the basis of their academic qualifications and experience;
(C)    Establish and require compliance with professional standards of competence and ethics;
(D)    Require or encourage continuing professional development;
(E)    Have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and;
(F)    Provide a public list of members in good standing.

raise	A vertical or inclined underground working that has been excavated from the bottom upward
reclamation	The restoration of a site after mining or exploration activity is completed.
refining	A high temperature process in which impure metal is reacted with flux to reduce the impurities. The metal is collected in a molten layer and the impurities in a slag layer. Refining results in the production of a marketable material.

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Term	Definition
resistivity	Observation of electric fields caused by current introduced into the ground as a means of studying earth resistivity in geophysical exploration. Resistivity is the property of a material that resists the flow of electrical current
rock quality designation (RQD)	A measure of the competency of a rock, determined by the number of fractures in a given length of drill core. For example, a friable ore will have many fractures and a low RQD.
royalty	An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
run-in-mine (RIM)	Generally refers to the rehandle of material on surface close to the underground portal, where material is brought to surface and dumped by the underground trucks into stockpiles or into a metal removal plant before being loaded onto surface trucks and hauled for direct feed into the processing plant or hauled to a fun-of-mine stockpile. Run-in-mine refers to this being a mining rehandle before the run-of-mine, and is usually considered specific to one mine.
run-of-mine (ROM)	Rehandle where the raw mine ore material is fed into the processing plant’s system, usually the crusher. This is where material that is not direct feed from the mine is stockpiled for later feeding. Run-of-mine relates to the rehandle being for any mine material, regardless of source, before entry into the processing plant’s system.
semi-autogenous grinding (SAG)	A method of grinding rock into fine powder whereby the grinding media consists of larger chunks of rocks and steel balls.
shaft	A vertical or inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top, which lowers and raises a conveyance for handling men and material
shrinkage stoping	In this method, mining is carried out from the bottom of an inclined or vertical ore body upwards, as in open stoping. However, most of the broken ore is allowed to remain in the stope in order both to support the stope walls and to provide a working platform for the overhead mining operations. Ore is withdrawn from chutes in the bottom of the stope in order to maintain the correct amount of open space for working. When mining is completed in a particular stope, the remaining ore is withdrawn, and the walls are allowed to collapse.
specific gravity	The weight of a substance compared with the weight of an equal volume of pure water at 4°C.
Squid TEM	Geophysical method. High temperature superconducting quantum interference device (SQUID) magnetometers have been developed in a collaborative project between BHP and CSIRO specifically for application in airborne time domain electromagnetic (TEM) surveying to improve the performance of the system in detection of conductors with longer decay time constants, particularly in the presence of a conductive overburden
stope	An excavation in a mine, other than development workings, made for the purpose of extracting ore.
tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.
triaxial compressive strength	A test for the compressive strength in all directions of a rock or soil sample
uniaxial compressive strength	A measure of the strength of a rock, which can be determined through laboratory testing, and used both for predicting ground stability underground, and the relative difficulty of crushing.
wacke	A sandstone that consists of a mixed variety of angular and unsorted (or poorly sorted) mineral and rock fragments within an abundant matrix of clay and fine silt.

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25.0    RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT
25.1    Introduction
The QP fully relied on the registrant for the information used in the areas noted in the following sub-sections. The QP considers it reasonable to rely on the registrant for the information identified in those sub-sections, for the following reasons:
•The registrant has been owner and operator of the mining operations for over 15 years;
•The registrant has employed industry professionals with expertise in the areas listed in the following sub-sections;
•The registrant has a formal system of oversight and governance over these activities, including a layered responsibility for review and approval;
•The registrant has considerable experience in each of these areas.
25.2    Macroeconomic Trends
•Information relating to inflation, interest rates, discount rates, exchange rates, and taxes was obtained from the registrant.
This information is used in the economic analysis in Chapter 19. It supports the assessment of reasonable prospects for economic extraction of the mineral resource estimates in Chapter 11, and inputs to the determination of economic viability of the mineral reserve estimates in Chapter 12.
25.3    Markets
•Information relating to market studies/markets for product, market entry strategies, marketing and sales contracts, product valuation, product specifications, refining and treatment charges, transportation costs, agency relationships, material contracts (e.g., mining, concentrating, smelting, refining, transportation, handling, hedging arrangements, and forward sales contracts), and contract status (in place, renewals), was obtained from the registrant.
This information is used in the economic analysis in Chapter 19. It supports the assessment of reasonable prospects for economic extraction of the mineral resource estimates in Chapter 11, and inputs to the determination of economic viability of the mineral reserve estimates in Chapter 12.
25.4    Legal Matters
•Information relating to the corporate ownership interest, the mineral tenure (concessions, payments to retain property rights, obligations to meet expenditure/reporting of work conducted), surface rights, water rights (water take allowances), royalties, encumbrances,

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easements and rights-of-way, violations and fines, permitting requirements, and the ability to maintain and renew permits was obtained from the registrant.
This information is used in support of the property description and ownership information in Chapter 3, the permitting and mine closure descriptions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.5    Environmental Matters
•Information relating to baseline and supporting studies for environmental permitting, environmental permitting and monitoring requirements, ability to maintain and renew permits, emissions controls, closure planning, closure and reclamation bonding and bonding requirements, sustainability accommodations, and monitoring for and compliance with requirements relating to protected areas and protected species was obtained from the registrant.
This information is used when discussing property ownership information in Chapter 3, the permitting and closure discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.6    Stakeholder Accommodations
•Information relating to social and stakeholder baseline and supporting studies, hiring and training policies for workforce from local communities, partnerships with stakeholders (including national, regional, and state mining associations; trade organizations; fishing organizations; state and local chambers of commerce; economic development organizations; non-government organizations; and, state and federal governments), and the community relations plan was obtained from the registrant.
This information is used in the social and community discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.
25.7    Governmental Factors
•Information relating to taxation and royalty considerations at the Project level, monitoring requirements and monitoring frequency, bonding requirements, violations and fines and was obtained from the registrant.
This information is used in the discussion on royalties and property encumbrances in Chapter 3, the monitoring, permitting and closure discussions in Chapter 17, and the economic analysis in Chapter 19. It supports the reasonable prospects of economic extraction for the mineral resource estimates in Chapter 11, and the assumptions used in demonstrating economic viability of the mineral reserve estimates in Chapter 12.

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